HellerEhrman

08004782

August 29, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.54

SEC Mail Processing Section

SEP 03 2008

Washington, DC 101

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

PROCESSED
SEP 10 2008
THOMSON REUTERS

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "PYI" or "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the notice of annual general meeting, dated August 1, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(2) The Company's circular regarding the proposals for warrants issue in relation to final dividend for the year ended March 31, 2008, re-election of retiring directors, remuneration of directors, general mandates to issue PYI shares and to repurchase PYI shares, refreshment of the 10% limit on grant of options under the share option scheme and refreshment of the 10% limit on grant of options under the PYE share option scheme

dlw 9/9

and notice of annual general meeting, published (in both English and Chinese languages) on August 1, 2008;

(3) The Company's 2008 annual report;

(4) The Company's announcement regarding a proposed warrants issue in relation to final dividend for the year ended March 31, 2008, dated July 23, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(5) The Company's announcement regarding 2008 Final Results, dated July 18, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day; and

(6) The Company's announcement regarding Date of Board Meeting, dated July 8, 2008, published (in both English and Chinese languages) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of PYI Corporation Limited (the "Company") will be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 5 September 2008 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2008.

2. To declare and approve the final dividend for the year ended 31 March 2008 such final dividend to be satisfied in full by the issue of warrants referred to in resolution 5(A) as set out in the notice convening this meeting.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

   (A) "**THAT**:

   subject to and conditional upon (i) the final dividend for the year ended 31 March 2008 to be satisfied in full by the issue of warrants as set out in the notice convening this meeting being declared and approved; and (ii) upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the Warrants (as defined below) and new Shares (as defined below) which may fall to be issued upon the exercise of subscription rights attached to the Warrants:–

(i) the creation and issue of warrants ("Warrants") conferring rights on holders thereof to subscribe up to HK$251,398,919 in aggregate (or such other amount as may be determined by reference to the then total number of issued PYI Shares (as defined below) as at the Record Date (as defined below)) for shares in the Company of HK$0.10 each ("Shares") at an initial subscription price of HK$1.00 per Share, subject to anti-dilutive adjustment, at any time from the date of issue (expected to be 26 September 2008) to the date immediately preceding the date falling on the first anniversary of the date of issue of the Warrants (expected to be 25 September 2009) both days inclusive (or such other date provided in the instrument constituting the Warrants ("Warrant Instrument") (a final draft of which is tabled to this meeting and marked "A" for the purpose of identification) upon the terms and conditions of the Warrant Instrument to be executed by way of deed poll by the Company in the proportion of one Warrant for every six Shares to holders of Shares ("PYI Shareholders") whose names appear on the register of members of the Company at the close of business on 18 September 2008 (or such other date as may be determined by the board of directors of the Company) ("Record Date") other than those Shareholders whose addresses at the close of business on the Record Date are outside Hong Kong ("Overseas Shareholders") and who are excluded from entitling the Warrants for the reason that the Board, upon making enquiry consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places ("Excluded Shareholders") and such other terms and conditions as may be determined by the directors of the Company ("Directors") be and is hereby approved provided that (i) fractional entitlements to the Warrants be aggregated and sold (if a net premium in excess of all expenses could be obtained) for the benefit of the Company; and (ii) no Warrants shall be offered to Excluded Shareholders and the Warrants which would otherwise have been offered to them shall be sold if a net premium in excess of all expenses of sale is obtained and to the extent that such Warrants can be sold, the net proceeds of such sale (after deducting the expenses of sale, if any) be distributed to the Excluded Shareholders pro rata to their holding of Shares at the close of business on the Record Date provided further that individual amounts of HK$100 or less shall be retained for the benefit of the Company); and

(ii) the Directors be and are hereby authorised to (i) issue and allot the Warrants; (ii) issue and allot to holders of the Warrants upon the due exercise of subscription rights attached to the Warrants the appropriate number of new Shares; and (iii) to do all such acts and things as they may, in their absolute discretion, consider necessary, desirable or expedient to effect, implement and complete any or all other transactions contemplated in this resolution."

(B) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approvals in sub-paragraphs (i) and (ii) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares upon exercise of subscription rights attached to warrants which may be issued by the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the PYI Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company on behalf of the Company during the Relevant Period to procure the Company to purchase its securities at a price determined by the directors;

(iii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraphs (i) and (ii) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and 10 per cent of the warrants of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "**THAT** conditional upon resolutions numbered 5(B) and 5(C) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(B) as set out in the notice convening this meeting."

(E) "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27 August 2002 (the "Scheme"), the refreshment of the scheme limit in respect of the grant of options to subscribe for ordinary shares in the Company under the Scheme, provided that the total number of ordinary shares which may be allotted or issued pursuant to the grant or exercise of options under the Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme) shall not exceed 10 per cent. of the shares of the Company in issue as at the date of passing this resolution (the "Refreshed Mandate Limit"), be and is hereby approved and the directors of the Company be and are hereby authorised to grant options under the Scheme up to the Refreshed Mandate Limit, to exercise all powers of the Company to allot, issue and deal with ordinary shares of the Company pursuant to the exercise of such options and to do such acts and execute such documents for or incidental to such purpose."

(F) "**THAT** the refreshment of the scheme limit on grant of options under the share option scheme adopted by Paul Y. Engineering Group Limited ("Paul Y. Engineering", the Company's subsidiary) on 7 September 2005 up to 10 per cent. of the shares of Paul Y. Engineering in issue as at the date of passing of the resolution for approving such refreshing by the shareholders of Paul Y. Engineering be and is hereby approved."

6. To transact any other ordinary business of the Company.

By order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 1 August 2008

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A member may appoint a proxy in respect of part only of his holding of shares of the Company. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting at which the person named in the instrument proposes to vote.

3. The register of members of the Company will be closed during the period from 16 September 2008 to 18 September 2008, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 12 September 2008.

As at the date of this notice, the Directors of the Company are:

Dr Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr Chan Shu Kin	:	*Independent Non-Executive Director*
Mr Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

股東週年大會通告

茲通告保華集團有限公司（「本公司」）訂於2008年9月5日（星期五）上午10時30分，假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東週年大會，藉以處理下列事項：

1. 省覽截至2008年3月31日止年度之經審核財務報表、董事局報告書及核數師報告書。

2. 宣派及批准截至2008年3月31日止年度之末期股息以全數發行認股權證之方式派付（請參閱召開本大會之大會通告所載第5(A)項決議案）。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

   (A) 「**動議**：

   待(i)召開本大會之大會通告所載以發行認股權證之方式支付截至2008年3月31日止年度末期股息獲宣派及批准；及(ii)認股權證（定義見下文）及認股權證所附認購權獲行使而發行之新股份（定義見下文）獲香港聯合交易所有限公司上市委員會批准上市及買賣：

* 僅資識別

(i) 根據本公司以平邊契據方式簽署之認股權證契據(「認股權證契據」，認股權證契據之最終版本已呈上本大會，並註有「A」字樣以資識別)之條款及條件，以及本公司董事會(「董事會」)可能釐定之條款及條件，謹此批准增設及發行認股權證(「認股權證」)，認股權證附有權利可授權其持有人由發行日期(預計為2008年9月26日)起至發行日期起第一個週年(預計為2009年9月25日)(包括首尾兩日)(或認股權證契據規定之其他日期)隨時以初步認購價每股1.00港元(可就反攤薄作出調整)認購最多合共251,398,919港元(或經參考於記錄日期(定義見下文)當時之已發行保華股份總數後釐定之其他款額)本公司每股面值0.10港元股份(「股份」)，比例為於2008年9月18日(或本公司董事會可能釐訂之其他日期)(「記錄日期」)營業時間結束時名列本公司股東名冊之股東(「保華股東」，於記錄日期營業時間結束時地址為香港以外地區之股東(「海外股東」)以及董事會就有關地區法律之法律限制或有關監管機構或交易所在作出查詢後認為將其排除於認股權證發行之股東(「除外股東」)除外)每持有6股股份獲發1份認股權證，惟(i)認股權證之零碎配額將會予以彙集出售(可取得之溢價淨額如超逾所有開支)，收益歸本公司所有；及(ii)認股權證將不會授予除外股東，而原應授予除外股東之認股權證如可取得之溢價淨額超逾所有銷售開支(而有關認股權證可予出售)，則予以出售，於扣除銷售開支(如有)後之出售所得款項淨額將按海外股東於記錄日期之持股比例予以分配，惟任何有關人士之款項少於100港元，收益將歸本公司所有；及

(ii) 謹此授權董事以(i)發行及配發認股權證；(ii)於認股權證所附認購權獲行使時，向認股權證持有人發行及配發適當數目之新股份；及(iii)採取彼等全權酌情認為使本決議案所載任何或所有其他交易生效、獲執行及得以完成所必須、必要或權宜之一切行動或事宜。」

(B) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間（如下文所定義）內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權（包括可轉換為本公司股份之認股權證、債券及債權證）；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權（包括可轉換為本公司股份之認股權證、債券及債權證）；

(iii) 本公司董事依據本決議案(i)及(ii)分段獲批准配發或同意有條件或無條件配發（不論是否依據購股權或其他）及發行之本公司股本面值總額（惟根據供股（如下文所定義）或依據本公司之購股權計劃而發行本公司股份或本公司因認股權證隨附之認購權獲行使而發行股份或依據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外），不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股(惟本公司董事有權在必須或權宜之情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(C) 「**動議**：

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內行使本公司所有權力，以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定(以不時生效之版本為準)，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而就此而言獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份及可認購本公司股本之認股權證；

(ii) (i)段之批准應加上於向本公司董事授出之任何其他授權並應授權本公司董事代表本公司於有關期間促使本公司按董事釐定之價格購回其證券；

(iii) 本公司董事依據本決議案(i)及(ii)分段批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十及本決議案日期之已發行認股權證百分之十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(D) 「動議在召開本大會通告第5(B)及5(C)項決議案獲得通過之條件下，本公司根據本公司董事依據及按照上文第5(C)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(B)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

(E) 「**動議**待香港聯合交易所有限公司上市委員會批准因行使根據本公司於2002年8月27日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(佔通過本決議案日期本公司已發行股本之10%)上市及買賣後，批准更新就按該計劃所授出購股權認購之本公司普通股之計劃上限，惟因根據該計劃授出或行使購股權而可予配發及發行之普通股總數(不包括先前根據該計劃已授出、未行使、已註銷或已行使之購股權)不得超逾通過本決議案之日期本公司已發行股本之10%(「更新授權限額」)，並授權本公司董事根據該計劃授出以更新授權限制為限之購股權；行使本公司所有權力以於有關購股權獲行使時配發、發行及處理本公司之普通股股份；以及作出就此而言所需或附帶之行動及簽立就此而言所需或附帶之文件。」

(F) 「**動議**批准保華建業集團有限公司(「保華建業」，本公司之附屬公司)根據於2005年9月7日採納之購股權計劃所授出購股權之計劃限額，更新至最多為保華建業股東批准有關更新而通過之決議案當日保華建業已發行股本之10%。」

6. 處理本公司任何其他普通事項。

承董事局命
公司秘書
梅靜紅

香港，2008年8月1日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席本公司會議及於會上投票之股東有權委任一位代表代其出席大會及投票。股東可僅就其持有之本公司股份中的某部份委任代表。受委代表毋須為本公司之股東。

2. 茲隨附大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於代表委任表格委任之代表擬投票之大會或其任何續會指定召開時間48小時前送交本公司主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

3. 本公司將於2008年9月16日至2008年9月18日（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何本公司股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2008年9月12日下午4時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

於本通告日期，本公司董事局成員包括：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼總裁
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **PYI Corporation Limited** (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

PROPOSALS FOR
WARRANTS ISSUE
IN RELATION TO FINAL DIVIDEND
FOR THE YEAR ENDED 31 MARCH 2008,
RE-ELECTION OF RETIRING DIRECTORS,
REMUNERATION OF DIRECTORS,
GENERAL MANDATES TO ISSUE PYI SHARES AND
TO REPURCHASE PYI SHARES,
REFRESHMENT OF THE 10% LIMIT ON GRANT
OF OPTIONS UNDER THE SHARE OPTION SCHEME
AND
REFRESHMENT OF THE 10% LIMIT ON GRANT
OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 5 September 2008 at 10:30 a.m. is set out on pages 26 to 29 of this circular. If you are not able to attend the meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

1 August 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"2007 AGM"	the annual general meeting of PYI held on 20 September 2007
"2008 AGM"	the annual general meeting of PYI to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 5 September 2008 at 10:30 a.m., notice of which is set out on pages 26 to 29 of this circular
"2008 Final Results"	the audited consolidated results of the Group for the year ended 31 March 2008
"Board"	the board of Directors
"business day"	any day (other than Saturday and Sunday) on which licensed banks in Hong Kong are open for business during their normal business hours
"Bye-laws"	the bye-laws of the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) of the Company
"Eligible Person(s)"	any employee (whether full time or part time), executive, officer or director (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any consultant, adviser or agent of any member of the Group or any Invested Entity, who, in the sole discretion of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Excluded Shareholder(s)"	Overseas Shareholder(s) who are excluded from the Warrants Issue by the reason that the Board, upon making enquiry, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places
"General Mandates"	the general mandate to issue PYI Shares and Repurchase Mandate to be sought at the 2008 AGM
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"Latest Practicable Date"	28 July 2008, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Committee"	the same meaning as that in the Listing Rules

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	PYI Shareholder(s) whose addresses on the Company's register of members as at the Record Date are in places outside Hong Kong
"Paul Y. Engineering"	Paul Y. Engineering Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and a subsidiary of the Company
"PYE 2008 AGM"	the annual general meeting of Paul Y. Engineering to be held at Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Thursday, 4 September 2008 at 10:00 a.m.
"PYE Refreshment"	proposal by Paul Y. Engineering for refreshment of the 10% limit on grant of options under the PYE Share Option Scheme and all other share option scheme(s) of Paul Y. Engineering
"PYE Share(s)"	ordinary share(s) of HK$0.05 each in the share capital of Paul Y. Engineering
"PYE Share Option Scheme"	the share option scheme adopted by Paul Y. Engineering on 7 September 2005 which is in compliance with the applicable requirements of Chapter 17 of the Listing Rules
"PYI Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of PYI
"PYI Shareholder(s)"	holder(s) of PYI Shares
"Record Date"	Thursday, 18 September 2008, being the date for determination of entitlements to the Warrants
"Repurchase Mandate"	the proposed new general mandate to be sought at the 2008 AGM to authorise the Directors to repurchase the PYI Shares in the manner as set out in the notice of the 2008 AGM
"Scheme Mandate Limit"	10% of the issued share capital of the Company as at the date of adoption of the Share Option Scheme/date of approval of the refreshment of the scheme mandate limit (as the case may be) which may be issued upon exercise of all options granted/ to be granted under the Share Option Scheme and any other scheme(s) of the Company
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	share option scheme of the Company adopted by PYI Shareholders on 27 August 2002 which is in compliance with the applicable requirements of Chapter 17 of the Listing Rules
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrant(s)"	warrant(s) proposed to be issued by the Company entitling the holders thereof to subscribe for new PYI Shares at an initial subscription price of HK$1.0 per PYI Share (subject to anti-dilutive adjustments)
"Warrants Issue"	the proposed issue of Warrants, on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appear on the register of members of the Company at the close of business on the Record Date
"%"	per cent

EXPECTED TIMETABLE

	2008
Latest time for lodging proxy forms for the 2008 AGM	10:30 a.m. on Wednesday, 3 September
2008 AGM	10:30 a.m. on Friday, 5 September

The following events are conditional on the results of the 2008 AGM and the respective conditions of the Warrants Issue:

Last day of dealings in PYI Shares cum-entitlements to the Warrants Issue	Wednesday, 10 September
First day of dealings in PYI Shares ex-entitlements to the Warrants Issue	Thursday, 11 September
Latest time for lodging transfers of PYI Shares for entitlements to the Warrants Issue	4:00 p.m. on Friday, 12 September
Period for closure of register of members	Tuesday, 16 September to Thursday, 18 September (both dates inclusive)
Record Date	Thursday, 18 September
Dispatch of Warrant certificates by	Friday, 26 September
Commencement of dealings in the Warrants	9:30 a.m. on Monday, 29 September

Further announcement will be made if there are any changes to the above timetable. All time references in this circular refer to Hong Kong time.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Chow Ming Kuen, Joseph *OBE, JP*
(Chairman and Independent Non-Executive Director)
Lau Ko Yuen, Tom
(Deputy Chairman and Managing Director)
Chan Kwok Keung, Charles
(Non-Executive Director)
Kwok Shiu Keung, Ernest
(Independent Non-Executive Director)
Chan Shu Kin
(Independent Non-Executive Director)
Leung Po Wing, Bowen Joseph *GBS, JP*
(Independent Non-Executive Director)
Li Chang An
(Independent Non-Executive Director)

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

1 August 2008

To the PYI Shareholders and, for information only, holders of share options of PYI

Dear Sir or Madam,

PROPOSALS FOR WARRANTS ISSUE IN RELATION TO FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2008, RE-ELECTION OF RETIRING DIRECTORS, REMUNERATION OF DIRECTORS, GENERAL MANDATES TO ISSUE PYI SHARES AND TO REPURCHASE PYI SHARES, REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME AND REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Company announced on 18 July 2008 the 2008 Final Results and announced on 23 July 2008 the Warrants Issue.

The purpose of this circular is to give you notice of the 2008 AGM, and information on matters to be dealt with at the 2008 AGM. They are: (a) proposed Warrants Issue; (b) re-election of the retiring Directors; (c) remuneration of Directors; (d) grant of General Mandates; (e) refreshment of the Scheme Mandate Limit; and (f) the PYE Refreshment.

PROPOSED WARRANTS ISSUE

On 18 July 2008, PYI announced the 2008 Final Results and the Board recommended the payment of a final dividend for the year ended 31 March 2008, such final dividend to be paid in the form of Warrants. On 23 July 2008, the Company made an announcement setting out certain basic terms of the Warrants. The principal terms of the Warrants are now set out in Appendix I to this circular.

Warrants Issue

Subject to the fulfillment of the conditions of the Warrants Issue as referred to in the paragraph headed "Conditions" below, the Warrants Issue will be made on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appear on the register of members of the Company at the close of business on the Record Date.

On the basis of 1,508,393,517 PYI Shares in issue as at the Latest Practicable Date and assuming no further PYI Shares will be issued or repurchased by the Company on or before the Record Date, 251,398,919 Warrants are proposed to be issued. Full exercise of the subscription rights attaching to the 251,398,919 Warrants at the initial subscription price of HK$1.0 per PYI Share would result in the issue of a total of 251,398,919 new PYI Shares (based on the 1,508,393,517 PYI Shares in issue as at the Latest Practicable Date and on the assumptions that (i) no outstanding convertible notes will be exercised prior to the Record Date; (ii) no outstanding share options will be exercised prior to the Record Date; and (iii) no further PYI Shares will be repurchased prior to the Record Date), representing 16.7% of the issued share capital of the Company as at the Latest Practicable Date and about 14.3% of the issued share capital of the Company as at the Latest Practicable Date as enlarged by the allotment and issue of new PYI Shares upon full exercise of subscription rights attaching to the Warrants.

If all outstanding rights to subscribe for equity securities are exercised (excluding share options granted under the Share Option Scheme), full exercise of subscription rights attaching to the Warrants would result in the issue of a total of 256,164,468 new PYI Shares, representing 16.7% of the issued share capital of the Company as at the Latest Practicable Date as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (excluding share options granted under the Share Option Scheme), and about 14.3% of the issued share capital of the Company as at the Latest Practicable Date as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (excluding share options granted under the Share Option Scheme) and the Warrants.

The Company confirms compliance with the requirements of rule 15.02(1) of the Listing Rules.

If all outstanding rights to subscribe for equity securities are exercised (including share options granted under the Share Option Scheme), full exercise of subscription rights attaching to the Warrants would result in the issue of a total of 284,188,468 new PYI Shares, representing 16.7% of the issued share capital of the Company as at 18 July 2008 as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (including share options granted under the Share Option Scheme), and about 14.3% of the issued share capital of the Company as at the Latest Practicable Date as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (including share options granted under the Share Option Scheme) and the Warrants.

Save for the convertible notes in the initial principal amount of RMB120 million, details of which are set out in the circular of the Company dated 2 June 2006, and share options granted under the Share Option Scheme, the Company does not have other outstanding rights to subscribe for equity securities of the Company.

Subscription Price

Each Warrant will entitle the holders thereof to subscribe for one new PYI Share at an initial subscription price of HK$1.0 per PYI Share in cash, subject to anti-dilutive adjustments. The initial subscription price of the Warrants represents:

(a) a discount of about 9% to the closing price per PYI Share of HK$1.10 as quoted on the Stock Exchange on 18 July 2008 (being the date on which PYI announced the 2008 Final Results);

(b) a discount of about 15% to the average closing price per PYI Share of HK$1.18 for five business days up to and including 18 July 2008;

(c) a discount of about 6% to the average closing price per PYI Share of HK$1.06 for five business days up to and including the Latest Practicable Date; and

(d) a discount of about 3% to the closing price per PYI Share of HK$1.03 as quoted on the Stock Exchange on the Latest Practicable Date.

On the basis of 1,508,393,517 PYI Shares in issue as at the Latest Practicable Date and assuming no further PYI Shares will be issued or repurchased by the Company on or before the Record Date, 251,398,919 Warrants are proposed to be issued. Assuming an initial subscription price of HK$1.0 per PYI Share, the aggregate subscription amount upon exercise of all the 251,398,919 Warrants would be HK$251,398,919 and the expected market capitalization of the Warrants is about HK$98 million (based on average closing price per PYI Share for five business days up to and including 18 July 2008). The Company confirms compliance with the requirements of rules 8.08, 8.09(4) and 8.14 of the Listing Rules.

Fractional Entitlements

Fractional entitlements to the Warrants will not be granted to the PYI Shareholders but will be aggregated and sold for the benefit of the Company.

Subscription Period

The term of the Warrants is one year from the date of issue. The Warrants may be exercised by the PYI Shareholders thereof at any time between the date of the issue of the Warrants (which is expected to be on or around 26 September 2008) and the date immediately preceding the date falling on the first anniversary of the date of issue of the Warrants (which is expected to be on or around 25 September 2009), both dates inclusive.

Conditions

The Warrants Issue will be conditional upon:

(a) the passing of ordinary resolution approving the payment of the final dividend, the Warrants Issue and the issue and allotment of the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants at the 2008 AGM; and

(b) the Listing Committee granting the listing of, and permission to deal in the Warrants, and the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

Application will be made to the Listing Committee for the listing of and permission to deal in the Warrants and the new PYI Shares which may fall to be issued upon exercise of the subscription rights attaching to the Warrants. Arrangements will be made to enable the Warrants and the new PYI Shares to be admitted into CCASS. If the Stock Exchange grants the listing of, and permission to deal in, the Warrants and the new PYI Shares, and the Company complies with the stock admission requirements of HKSCC, the Warrants and the new PYI Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Warrants on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The new PYI Shares which are allotted and issued on the exercise of the subscription rights attaching to the Warrants will carry with them voting rights and will rank pari passu in all respects with the then existing PYI Shares in issue on the date of such allotment and issue.

Overseas Shareholders

As set out in the announcement of the Company dated 23 July 2008, the Warrants Issue will not be made to Overseas Shareholders in the event that the Board is of the view that, after making enquiry, the exclusion of Overseas Shareholders is necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places.

As at the Latest Practicable Date, based on the register of members of the Company, there were three Overseas Shareholders of which one is with an address in Taiwan, one is in Malaysia and another is in Macau. Pursuant to rule 13.36(2) of the Listing Rules, the Board has made enquiries on the legal restrictions and regulatory requirements in relation to the Warrants Issue to the Overseas Shareholders in the above jurisdictions and on the compliance requirements in the relevant restrictions and formalities. Based on the legal opinions obtained and having regard to the number of Overseas Shareholders as at the Latest Practicable Date, none of such Overseas Shareholders will be excluded from the Warrants Issue.

If on the Record Date, there are Overseas Shareholders who will be excluded from the Warrant Issue, warrants which would otherwise have been issued to such Overseas Shareholders will be sold in the market as soon as practicable after dealings in the Warrants commence on the Stock Exchange. Any net proceeds of sale, after deduction of expenses, will be distributed in HK$ pro rata to the such Overseas Shareholders and remittance thereof will be posted to them at their own risk except that any amount of less than HK$100 will be retained for the benefit of the Company. For the avoidance of doubt, the Excluded Shareholders have been sent a copy of this circular for their information only.

Certificates for the Warrants

Subject to the fulfillment of the conditions of the Warrants as referred to in the paragraph headed "Conditions" above, certificates for the Warrants are expected to be posted on or before 26 September 2008 to PYI Shareholders (other than Excluded Shareholders) by ordinary post to their respective addresses shown on the register of members of the Company at their own risks.

Board Lot

Dealings in the Warrants are expected to commence on the Stock Exchange on 29 September 2008. The Warrants are expected to be traded on the Stock Exchange in board lot of 5,000 Warrants, carrying rights to subscribe for 5,000 PYI Shares at the initial subscription price of HK$1.0 per PYI Share (subject to anti-dilutive adjustments). The Warrants are not proposed to be listed on any other stock exchange other than the Stock Exchange.

Reasons for the Warrants Issue

The Board is of the opinion that the Warrants Issue will enhance the return on investment for the PYI Shareholders as well as the equity base of PYI, and improve the liquidity position of the PYI Shares in the market. The Board is also of the opinion that the Warrants Issue provides the PYI Shareholders (other than Excluded Shareholders) with a further opportunity to participate in the future growth of PYI at an attractive discount to the net asset value of HK$2.24/PYI Share and at the same time also provides an opportunity for PYI to raise funds to strengthen its financial position and capability to develop and expand its business in the coming year.

The proceeds, if all of the Warrants are exercised in full at the initial subscription price of HK$1.0 per PYI Share, will be about HK$251,398,919, before expenses, which will enhance the working capital and the net asset position of PYI. The Board believes that the Warrants Issue is beneficial to PYI and the PYI Shareholders as a whole.

However, as the amount that may be raised from the exercise of the Warrants is uncertain, the Board has not earmarked any amount for any specific purposes.

Closure of Register

The register of members of the Company will be closed during the period from Tuesday, 16 September 2008 to Thursday, 18 September 2008, both dates inclusive. In order to qualify for the Warrants, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 12 September 2008.

Stamp Duty

Dealings in the Warrants are subject to Hong Kong stamp duty. PYI Shareholders are recommended to consult their professional advisers as to the tax implications of the Warrant Issue, in particular, whether the Warrants would be regarded as a transaction of an income or capital nature or make such PYI Shareholders liable to a taxation.

RE-ELECTION OF RETIRING DIRECTORS

The Board currently consists of seven Directors, including:

(a) the only executive director, Mr Lau Ko Yuen, Tom, Deputy Chairman and Managing Director. He was last re-elected at the 2007 AGM and his term of office will expire at the conclusion of the Company's annual general meeting to be held in 2010;

(b) one non-executive Director, Dr Chan Kwok Keung, Charles. He was last re-elected at the Company's annual general meeting in 2006 and will hold office until the conclusion of the Company's annual general meeting to be held in 2009; and

(c) five independent non-executive Directors, namely Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest, Mr Chan Shu Kin, Mr Leung Po Wing, Bowen Joseph and Mr Li Chang An. Dr Chow Ming Kuen, Joseph was re-elected at the Company's annual general meeting in 2005 and his term will expire at the 2008 AGM, whereas for both Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph, they were re-elected at the Company's annual general meeting in 2006 and will hold office until the conclusion of the Company's annual general meeting to be held in 2009. As to Mr Chan Shu Kin and Mr Li Chang An, they were re-elected at the 2007 AGM and will hold office until the conclusion of the Company's annual general meeting to be held in 2010.

Pursuant to bye-law 87(1) of the Bye-laws, Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph will retire from office by rotation at the 2008 AGM. All of these retiring Directors are eligible for re-election to hold office until the conclusion of the Company's annual general meeting to be held in 2011.

Bye-law 88 of the Bye-laws provides that no person other than a Director retiring at the meeting shall be eligible for election as a Director at any general meeting unless:

(a) he is recommended by the Directors; or

(b) a notice signed by a PYI Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as Director and also a notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the registered office or at the head office provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

Accordingly, if a PYI Shareholder wishes to nominate a person to stand for election as a Director, the following documents must be validly served on the Company, namely (i) his/her notice of intention to propose a resolution and (ii) a notice executed by the nominated candidate of his/her willingness to be elected together with (A) the candidate's information required to be disclosed under rule 13.51(2) of the Listing Rules and other information, as referred to under the heading "Requisite information of the candidate(s) nominated by PYI Shareholders" below and (B) the candidate's written consent to the publication of his/her personal data.

In order to ensure that other PYI Shareholders have sufficient time to receive and consider the particulars of the nominated candidate(s), PYI Shareholders are urged to submit their proposals as early as practicable, preferably before Monday, 18 August 2008 so that a supplementary circular containing particulars of the candidate(s) proposed by such PYI Shareholders can be dispatched to the PYI Shareholders, and an announcement can be published on or about Thursday, 21 August 2008.

Requisite information of the candidate(s) nominated by PYI Shareholders

In order to enable other PYI Shareholders to make an informed decision on their election of Directors, the said notice of intention to propose a resolution by a PYI Shareholder should be accompanied by the following information of the nominated candidate:

(a) full name and age;

(b) positions held with PYI and/or other members of the Group (if any);

(c) previous experience including other directorships in listed public companies in the last three years and other major appointments and qualifications;

(d) current employment and such other information (which may include business experience, professional qualifications and educational background) of which PYI Shareholders should be aware, pertaining to the ability or integrity of the candidate;

(e) length or proposed length of service with PYI (if any);

(f) relationships with any Directors or senior management of PYI, or an appropriate negative statement;

(g) interests in PYI Shares within the meaning of Part XV of the SFO, or an appropriate negative statement;

(h) contact details; and

(i) a declaration made by the nominated candidate in respect of the information required under rules 13.51(2)(h) to (w) of the Listing Rules, or an appropriate negative statement to that effect where there is no information to be disclosed pursuant to any of such requirements.

Recommendations of the Nomination Committee

The Nomination Committee, consisting of three members namely, Dr Chow Ming Kuen, Joseph, Mr Lau Ko Yuen, Tom and Mr Kwok Shiu Keung, Ernest, held a meeting on 18 July 2008 to nominate the re-election of retiring Directors in the 2008 AGM. Both Dr Chow Ming Kuen, Joseph and Mr Kwok Shiu Keung, Ernest, being retiring Directors, abstained from voting on the relevant resolution of the Nomination Committee related to his own re-election. The Nomination Committee, with the aforesaid abstention of Dr Chow and Mr Kwok, has nominated and recommended to the Board that Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph, all being eligible, shall be re-elected as Directors at the 2008 AGM. In addition, all retiring Directors had abstained from voting at the Board meeting when their nominations were considered and approved by the Board for recommendation to PYI Shareholders for approval.

The biographical details of Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph are set out in Appendix II of this circular.

The Nomination Committee is also responsible for, inter alia, assessing the independence of independent non-executive Directors. In doing so, the Nomination Committee has reviewed the individual Director's annual confirmation of independence declared pursuant to rule 3.13 of the Listing Rules. As a good corporate governance practice, every member of the Committee has abstained from participating in the assessment of his own independence.

Mr Kwok Shiu Keung, Ernest, an independent non-executive Director, is eligible and will stand for re-election at the 2008 AGM. Mr Kwok has served the Board for more than 9 years, having been appointed in August 1993. Despite this length of service, there is no evidence that the independence of Mr Kwok, especially in terms of exercising independent judgment and objective challenges to the management, has been or will be in any way compromised or affected. The Board is confident that Mr Kwok, as a reputable professional with profound experience, will continue to make valuable contribution to the Company by providing his balanced and objective views to the Board. Mr Kwok has also provided an annual confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Nomination Committee is fully satisfied that Mr Kwok meets the independence guidelines set out in rule 3.13 of the Listing Rules and continues to be independent. The Board therefore comes to the view that Mr Kwok should be re-elected for a further term in the 2008 AGM.

REMUNERATION OF DIRECTORS

At the 2007 AGM, PYI Shareholders approved the Directors' fees in an aggregate amount of not exceeding HK$4,000,000 per annum to be paid to all Directors and be divided amongst the Directors as the Board may agree. Based on this approval, the Board resolved the following allocation: (i) a Director's fee of HK$300,000 per annum be paid to each Director; (ii) an additional fee of HK$300,000 per annum be paid to the Chairman; (iii) an additional fee of HK$20,000 per annum be paid to each Director for being a member of any Board committee; and (iv) an additional fee of HK$20,000 per annum be paid to each Director for being the chairman of any Board committee for their services rendered to the Company during the period from the conclusion of the 2007 AGM to the conclusion of the 2008 AGM. A Director who has not served the entire period will receive payment in proportion to his period of service.

The Remuneration Committee had, at its meeting held on 18 July 2008, reviewed and considered that the current scale of the Directors' fees was reasonable under the current market environment and having regard to the prevailing market conditions, salary paid by comparable companies, the duties and responsibilities of the Directors, employment conditions elsewhere and the time committed by the Directors. The Remuneration Committee recommended that the existing aggregate amount of Directors' fees of not exceeding HK$4,000,000 per annum for all Directors shall remain unchanged for the coming year.

Bye-law 96 of the Bye-laws provides that, among others, the ordinary remuneration of Directors shall from time to time be determined by the Company in general meeting. Accordingly, an ordinary resolution will be proposed at the 2008 AGM for PYI Shareholders to consider and, if thought fit, approve the paying of an aggregate amount of not exceeding HK$4,000,000 per annum to all Directors and that the Board be authorized to divide this amount amongst the Directors. If approved by PYI Shareholders, the proposed Directors' fees will be effective from 5 September 2008. Payment will be made in proportion to the period of service in the case of a Director who has not served the entire period.

GENERAL MANDATES TO ISSUE PYI SHARES AND TO REPURCHASE PYI SHARES

At the 2007 AGM, ordinary resolutions were passed to grant the general mandates to the Directors to issue PYI Shares and to repurchase PYI Shares. Such general mandates will expire at the conclusion of the 2008 AGM. Ordinary resolutions will be proposed at the 2008 AGM to grant to the Directors a new general mandate, inter alia, (a) to allot and issue PYI Shares not exceeding 20% of the issued share capital of the Company as at the date of the passing of such resolution; (b) to repurchase PYI Shares not exceeding 10% of the issued share capital of the Company as at the date of the passing of such resolution; and (c) to extend the general mandate to issue PYI Shares by the number of PYI Shares purchased under the Repurchase Mandate.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,508,393,517 PYI Shares. Subject to the passing of the proposed resolution for the grant of the General Mandates to issue PYI Shares and on the basis that no PYI Shares are allotted and issued or repurchased by the Company prior to the 2008 AGM, the Directors will be allowed under the General Mandates to allot and issue up to 301,678,703 PYI Shares and to repurchase up to 150,839,351 PYI Shares.

The Directors believe that it is in the interests of the Company and the PYI Shareholders as a whole that the General Mandates are granted at the 2008 AGM. The General Mandates provide Directors with flexibility to issue PYI Shares especially in the context of a fund raising exercise or a transaction involving an acquisition by the Company where PYI Shares are to be issued as consideration and which has to be completed speedily. However, the Directors currently have no intention of any acquisition by the Company nor any plan for raising capital by issuing new PYI Shares.

An explanatory statement providing all the information required under the Listing Rules concerning the Repurchase Mandate is set out in Appendix III to this circular.

REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE SHARE OPTION SCHEME

The existing Scheme Mandate Limit was refreshed on 20 September 2007, which enables the Directors to grant options to Eligible Persons under the Share Option Scheme to subscribe for up to 149,780,440 PYI Shares. From the date of refreshing the existing Scheme Mandate Limit and up to the Latest Practicable Date, the Company has granted options entitling the holders thereof to subscribe for an aggregate of 86,434,000 PYI Shares, representing approximately 57.71% of the existing Scheme Mandate Limit. If the existing Scheme Mandate Limit is not refreshed, the Company would be allowed to grant options to subscribe for up to 63,346,440 PYI Shares, representing approximately 4.20% of PYI Shares in issue as at the Latest Practicable Date. In order to provide the Company with more flexibility in providing incentives to those Eligible Persons by way of granting of options, the Board decides to seek the approval of the PYI Shareholders to refresh the Scheme Mandate Limit so that the total number of PYI Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other scheme(s) of the Company shall not exceed 10% of the PYI Shares in issue as at the date of passing the relevant resolution at the 2008 AGM. Options previously granted under the Share Option Scheme and any other scheme(s) of the Company (including options outstanding, cancelled or lapsed in accordance with the relevant scheme rules and exercised options) and options not granted under the Share Option Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed.

As at the Latest Practicable Date, there were in issue 1,508,393,517 PYI Shares and a total of 168,144,000 outstanding options granted under the Share Option Scheme at exercise prices of HK$1.24 (as to 7,800,000 options), HK$1.50 (as to 11,580,000 options), HK$2.00 (as to 60,246,000 options), HK$2.43 (as to 4,300,000 options), HK$2.48 (as to 9,200,000 options), HK$2.50 (as to 22,338,000 options), HK$3.00 (as to 19,515,000 options), HK$3.50 (as to 20,365,000 options), HK$3.546 (as to 11,700,000 options), HK$4.00 (as to 650,000 options) and HK$4.50 (as to 450,000 options) per PYI Share. Save and except for these outstanding options, there are no options granted under the Share Option Scheme or any other share option scheme(s) of the Company which remained outstanding as at the Latest Practicable Date.

If the Scheme Mandate Limit is refreshed, on the basis of 1,508,393,517 PYI Shares in issue as at the Latest Practicable Date and assuming no further issue or repurchase of PYI Shares prior to the 2008 AGM, the Company may grant options entitling holders thereof to subscribe for a total of 150,839,351 PYI Shares (representing approximately 10% of the PYI Shares in issue as at the date of the 2008 AGM approving the refreshment of the Scheme Mandate Limit).

Pursuant to the Listing Rules, the maximum number of PYI Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other scheme(s) of the Company at any time must not in aggregate exceed 30% of the PYI Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company if this will result in the 30% limit being exceeded.

The purpose of the Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to and continuing efforts to promote the interests of the Company. The Directors consider that the refreshment of the Scheme Mandate Limit is in the interests of the Company and the PYI Shareholders as a whole.

The refreshment of the Scheme Mandate Limit is conditional on:

(i) the passing of an ordinary resolution to approve the refreshment of the Scheme Mandate Limit by the PYI Shareholders at the 2008 AGM; and

(ii) the Listing Committee granting listing of and permission to deal in the PYI Shares (representing 10% of the PYI Shares in issue as at the date of the 2008 AGM approving the refreshing of the Scheme Mandate Limit) which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

Application will be made to the Listing Committee for approval of the listing of and permission to deal in the PYI Shares which may fall to be issued pursuant to the exercise of options under the Share Option Scheme and any other share option scheme(s) of the Company.

REFRESHMENT OF THE 10% LIMIT ON GRANT OF OPTIONS UNDER THE PYE SHARE OPTION SCHEME

Paul Y. Engineering also proposes the PYE Refreshment, subject to (i) the passing of an ordinary resolution by PYE Shareholders to approve the PYE Refreshment at the PYE 2008 AGM; (ii) the Listing Committee granting the listing of, and the permission to deal in, the shares of Paul Y. Engineering to be issued upon exercise of any options granted under the refreshed limit of the PYE Share Option Scheme; and (iii) in accordance with rule 17.01(4) of the Listing Rules, the PYI Shareholders passing an ordinary resolution to approve the PYE Refreshment at the 2008 AGM.

The PYE Refreshment will enable Paul Y. Engineering to grant further options to eligible participants, being employees, executives, officers or directors of Paul Y. Engineering and its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest, and any consultant, adviser or agent of Paul Y. Engineering or its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest, who, in the sole discretion of the board of directors of Paul Y. Engineering, have contributed or will contribute to the growth and development of Paul Y. Engineering or its subsidiaries or any entity in which Paul Y. Engineering or its subsidiaries hold an equity interest.

The total number of options granted under the PYE Share Option Scheme as at the Latest Practicable Date was 21,900,000 at exercise prices of HK$0.90 (as to 1,800,000 options), HK$1.00 (as to 2,200,000 options), HK$1.34 (as to 14,300,000 options), HK$1.36 (as to 2,000,000 options) and HK$1.40 (as to 1,600,000 options). If the scheme mandate limit on grant of options under the PYE Share Option Scheme is refreshed, on the basis of 601,312,066.8 PYE Shares in issue as at the Latest Practicable Date and assuming no further issue or repurchase of PYE Shares prior to the PYE 2008 AGM, Paul Y. Engineering may grant options entitling holders thereof to subscribe for a total of 60,131,206 PYE Shares (representing approximately 10% of the PYE Shares in issue as at the date of the PYE 2008 AGM approving the refreshment of the scheme mandate limit on grant of options under the PYE Share Option Scheme).

If Paul Y. Engineering utilises in full the 10% limit on grant of options under the PYE Share Option Scheme, the Company's shareholding in Paul Y. Engineering will be reduced from approximately 62.50% to 56.90%. However, the purpose of the PYE Share Option Scheme is to provide incentive or reward to the aforesaid eligible participants for their contribution to and continuing efforts to promote the interests of Paul Y. Engineering. The Directors therefore consider that the PYE Refreshment is in the interest of the Company and the PYI Shareholders.

An ordinary resolution will be proposed at the 2008 AGM to approve the PYE Refreshment.

ANNUAL GENERAL MEETING

A notice convening the 2008 AGM is set out on pages 26 to 29 of this circular at which resolutions will be proposed, inter alia, to approve (i) the proposed Warrants Issue; (ii) the re-election of retiring Directors; (iii) the remuneration of Directors; (iv) the grant of the General Mandates; (v) the refreshment of the Scheme Mandate Limit; and (vi) the PYE refreshment. To the best knowledge of the Directors, no PYI Shareholders had any material interest in the proposed Warrants Issue which is different from those of the other PYI Shareholders as at the Latest Practicable Date. No PYI Shareholders is required to abstain from voting at the 2008 AGM in respect of the resolution on the proposed Warrants Issue.

A form of proxy for use by PYI Shareholders at the 2008 AGM is enclosed. If you do not intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2008 AGM or any adjournment thereof should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to bye-law 66 of the Bye-laws, a resolution put to the vote of a general meeting shall be decided by poll if a poll is demanded:

(i) by the chairman of the meeting; or;

(ii) by at least three PYI Shareholders present or, in the case of a PYI Shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a PYI Shareholder or PYI Shareholders present in person or, in the case of a PYI Shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all PYI Shareholders having the right to vote at the meeting; or

(iv) by a PYI Shareholder or PYI Shareholders present in person or, in the case of a PYI Shareholder being a corporation, by its duly authorized representative or by proxy and holding PYI Shares conferring a right to vote at the meeting being PYI Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the PYI Shares conferring that right; or

(v) if required by the rules of the Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of PYI Shares representing five per cent. (5%) or more of the total voting rights at such meeting, and if on a show of hand a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is approved from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll.

A demand for poll must be made before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll. In accordance with the requirements of the Listing Rules, the results of the poll will be published by way of an announcement in accordance with rule 2.07C of the Listing Rules.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Board is pleased to recommend Dr Chow Ming Kuen, Joseph, Mr Kwok Shiu Keung, Ernest and Mr Leung Po Wing, Bowen Joseph to stand for re-election by PYI Shareholders as Directors. Their biographies are set out in Appendix II for PYI Shareholders' consideration. The Board also believes that the proposed Warrants Issue, the proposed remuneration of Directors, the grant of the General Mandates, the refreshment of the Scheme Mandate Limit and the PYE Refreshment are in the best interest of the Company and the PYI Shareholders as a whole, and accordingly recommends the PYI Shareholders to vote in favour of all resolutions to be proposed at the 2008 AGM.

Yours faithfully,
For and on behalf of
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

The Warrants will be issued subject to and with the benefit of an instrument by way of deed poll (the "Instrument") to be executed by the Company and will be issued in registered form and will form one class and rank pari passu in all respects with each other.

The Warrants will represent direct obligations of the Company to the registered holders for the time being of the Warrants (the "Warrantholders"). The principal terms and conditions of the Warrants will be set out in the certificates for the Warrants ("Warrant Certificates"). The Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions (the "Conditions") and of the provisions of the Instrument, copies of which will be available for inspection from the registrar of the Company for the time being in Hong Kong in respect of the Warrants (the "Warrant Registrar"). The following is a summary of the principal provisions of the Instrument.

1. SUBSCRIPTION RIGHTS

(a) Subject to the provisions in the Instrument and in compliance with all exchange control, fiscal and other laws and regulations applicable thereto, the Warrantholder shall have the right ("Subscription Right"), which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time within the period from 26 September 2008 to 25 September 2009 (both dates inclusive) or such earlier date as provided in the instrument constituting the Warrants (the "Subscription Period"), to subscribe in Hong Kong dollars in cash an amount up to the amount stated on the certificate for such Warrants ("Exercise Moneys") for fully paid PYI Shares at a price of HK$1.00 per PYI Share (subject to adjustment as referred to below) (the "Subscription Price"). After the last day of the Subscription Period, any Subscription Rights which have not been exercised shall lapse and Warrant Certificates shall cease to be valid for any purpose whatsoever.

(b) The entitlements of the Warrantholders to their Warrants will be evidenced by the Warrant Certificates, each of which will contain a subscription form (the "Subscription Form"). In order to exercise in whole or in part the Subscription Rights, the Warrantholder must complete and sign the Subscription Form (which shall be irrevocable) and deliver the same to the Warrant Registrar, together with a remittance for, the Exercise Moneys (or, in the case of a partial exercise, the relevant portion of the Exercise Moneys), being the amount of the Subscription Price for the PYI Shares in respect of which the Warrantholder is exercising his Subscription Rights, in each case, compliance must also be made with any exchange control, fiscal or other laws or, regulations for the time being applicable.

(c) The number of PYI Shares to be allotted on exercise of the Subscription Rights shall be calculated by dividing the amount specified in the relevant Subscription Form and duly remitted as aforesaid by the Subscription Price applicable on the subscription date ("Subscription Date"). No fraction of a PYI Share shall be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights shall be paid by the Company to the Warrantholder and such balance shall be rounded down to the nearest one cent.

(d) The Company has undertaken in the Instrument that other than in circumstances envisaged in Condition 8(A) of the Instrument any PYI Shares falling to be issued upon the exercise of any of the Subscription Rights represented by the Warrant Certificates shall be issued and allotted not later than 10 business days after, the relevant Subscription Date, taking account of any adjustment which may have been made pursuant to Condition 4 of the Instrument, and shall rank pari passu with the PYI Shares in issue on the relevant allotment date of such PYI Shares and accordingly shall entitle the holders to participate in all dividends or other, distributions paid or made after the relevant allotment date of such PYI Shares other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant allotment date of such PYI Shares and notice of the amount and record date far which shall have been given to the Stock Exchange prior to the relevant allotment date of such PYI Shares.

(e) As soon as practicable after the relevant allotment and issue of PYI Shares (and, in any event, not later than 10 business days after the relevant Subscription Date) they shall be issued free of charge to the Warrantholder(s) to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) a certificate (or certificates) for the relevant PYI Shares in the name(s) of such Warrantholder's);

(ii) (if applicable) a balancing Warrant Certificate in registered form in the name(s) of such Warrantholder's) in respect of any Subscription Rights remaining unexercised;

(iii) (if applicable) a cheque representing fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to PYI Shares as mentioned in paragraph (C) of this Condition; and

(iv) (if applicable) the certificate mentioned in Clause 6(A)(4) of the Instrument.

The certificate(s) for PYI Shares arising on the exercise of Subscription Rights, the balancing Warrant Certificate (if any), the cheque in respect of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to PYI Shares (if any), the certificate mentioned in Condition 6(A)(4) of the Instrument (if any) shall be sent by post at the risk of such Warrantholder's) to the address of such Warrantholder's) (or, in the case of a Joint holding to that one of them whose name stands first in the register of Warrantholders (the "Register")). If the Company agrees, such certificates and cheques may by prior arrangement be retained by the Warrant Registrar to await collection by the relevant Warrantholder's).

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument will contain detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of the adjustment provisions of the Instrument:

(a) The Subscription Price shall from time to time (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of PYI Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained):

(i) an alteration of the nominal amount of each of the PYI Shares by reason of any consolidation or subdivision;

(ii) an issue (other than in lieu of a cash dividend) by the Company of any PYI Shares credited as fully-paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund);

(iii) any capital distribution being made by the Company, whether on a reduction of capital or otherwise, to PYI Shareholders (in their capacity as such);

(iv) a grant by the Company to PYI Shareholders (in their capacity as such) of rights to acquire for cash assets of the Company or any of its Subsidiaries (as defined in the Instrument);

(v) an offer being made by the Company to PYI Shareholders for subscription by way of rights, or a grant to PYI Shareholders of any options or warrants to subscribe for new PYI Shares, at a price per new PYI Share which is less than 90% of the market price at the date of the announcement of the terms of the offer or grant (whether or not such issue is subject to the approval of the PYI Shareholders or other persons);

(vi) an issue wholly for cash being made by the Company or, any other company of any securities which by their terms are convertible into or exchangeable for or carrying rights of subscription for new PYI Shares, and the total Effective Consideration (as defined in the Instrument) per new PYI Share is less than 90% of the price which is the market price at the date of the announcement of the terms

of issue of such securities (whether or not such issue is subject to the approval of the PYI Shareholders or other persons) or the rights of conversion or exchange on subscription attached to such securities are modified so that the total Effective Consideration per new PYI Share initially receivable for such securities shall be less than 90% of the price which is the market price at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription;

(vii) an issue being made wholly for cash of any PYI Shares (other than pursuant to a Share Option Scheme (as defined in the Instrument)) at a price per PYI Share which is less than 90% of the market price at the date of the announcement of the terms of such issue; and

(viii) an offer or invitation by the Company to tender for sale to the Company any PYI Shares, or the purchase by the Company of any PYI Shares or securities convertible into PYI Shares or any rights to acquire PYI Shares (excluding any such purchase made on the Stock Exchange or any recognised stock exchange, being a stock exchange recognised for' this purpose by the Securities and Futures Commission or equivalent authority and the Stock Exchange) where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a) above shall be made in respect of:

(i) an issue of fully-paid PYI Shares upon the exercise of any conversion rights attached to securities wholly or partly convertible into PYI Shares or upon the exercise of any rights (including the Subscription Rights) to acquire PYI Shares;

(ii) an issue by the Company of PYI Shares or by the Company or any Subsidiary (as defined in the Instrument) of securities wholly or partly convertible into or carrying rights to acquire PYI Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or, business;

(iii) an issue of fully-paid PYI Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) which has been or may be established pursuant to the terms of any other securities wholly or, partly convertible into or carrying rights to acquire PYI Shares;

(iv) an issue of PYI Shares pursuant to a scrip dividend scheme where an amount not less than the nominal amount of the PYI Shares so issued is capitalised and the market value (as defined in the Instrument) of such PYI Shares in aggregate is not more than 110% of the amount of dividend which PYI Shareholders could elect to or would otherwise receive in cash; or

(v) an issue by the Company of PYI Shares or other securities by the Company or any Subsidiary convertible into or exchangeable for or carrying rights of subscription for PYI Shares pursuant to a Share Option Scheme (as defined in the Instrument).

(c) Notwithstanding the conditions as described above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the foregoing conditions described above should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the foregoing provisions of this Clause, the Company may appoint the Auditors (as defined in the Instrument) or approved financial adviser to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would not or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if'such Auditors or approved financial advisor shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including without limitation, making an adjustment calculated on a different basis) and the adjustment shall take effect from such other, date and/or time as shall be certified by the Auditors or, approved financial advisor to be in its opinion fair and appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up) and in no event shall any adjustment (otherwise than upon the consolidation of PYI Shares into shares of a larger nominal amount each or upon a purchase of PYI Shares) involve an increase in the Subscription Price. In addition to any determination which may be made by the Directors, every adjustment to the Subscription Price shall, save as otherwise expressly provided in the Instrument, be certified either (at the option of the Company) by the Auditors or by an approved financial adviser.

(e) Notwithstanding anything contained in the Instrument or the Warrant Certificates, no adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment that would otherwise be required then to be made shall not be carried forward.

(f) Whenever the Subscription Price is adjusted as provided for in the Instrument, the Company shall give notice to the Warrantholders that the Subscription Price has been adjusted (setting forth the event giving rise to the adjustment, the Subscription Price in effect prior to such adjustment, the adjusted Subscription Price and the effective date thereof) and shall at all times thereafter, so long as the Subscription Rights remain exercisable, make available for inspection by Warrantholders at its principal place of business for the time being in Hong Kong, where copies of the same may be obtained, a signed copy of the said certificate of the Auditors or (as the case may be) of an approved financial adviser and a certificate signed by a Director, setting forth brief particulars of the event giving rise to the adjustment, the Subscription Price in effect prior to such adjustment, the adjusted Subscription Price and the effective date thereof and shall, on request, send a copy thereof to any Warrantholder.

(g) If the Company or any Subsidiary shall in any way modify the rights attached to any share or loan capital so as wholly or partly to convert or make convertible such share or loan capital into, or attach thereto any rights to acquire, PYI Shares, the Company shall appoint the Auditors or approved financial adviser to consider whether any adjustment to the Subscription Price is appropriate (and if such Auditors or approved financial advisor shall certify that any such adjustment is appropriate, the Subscription Price shall be adjusted accordingly and the provisions of (d), (e) and (f) above shall apply).

3. REGISTERED WARRANTS

The Warrants will be issued in registered form. The Company shall be entitled to treat the registered holder of any Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by law, be bound to recognise any equitable or other claim to or interest in such Warrant on the part of any other person, whether or not it has express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

The Warrants shall be transferable in multiples of one whole PYI Share by instrument of transfer in any usual or common form or, in any other form which may be approved by the Directors. The Company shall accordingly maintain a register of Warrantholders in the territory where the Stock Exchange for the time being is situated (or such other' place as the Directors consider, appropriate, having regard to the applicable rules governing the listing of Warrants). Transfers of Warrants must be executed by both the transferor and the transferee. Where the transferor or the transferee is HKSCC Nominees Limited or its successor thereto (or such other company as may be approved by the board of Directors for this purpose), the transfers may be executed by machine imprinted signature on its behalf or under hand(s) of authorised person(s). The provisions of the bye-laws of the Company relating to the registration and transfer of PYI Shares shall, mutatis mutandis, apply to the registration and transfer of the Warrants. The Instrument contains provisions relating to the transfer, transmission and registration of the Warrants.

Since the Warrants will be admitted to the CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last trading day of the Warrants to be a date at least three trading days before 25 September 2009.

Persons who hold the Warrants and have not registered the Warrants in their own names and wish to exercise the Warrants should note that they may incur additional costs and expense in connection with any expedited re-registration of the Warrants prior to the transfer or exercise of the Warrants, in particular during the period commencing ten business days prior to and including the last day of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers may be suspended and the Register may be closed at such times and for such periods as the Directors may from time to time direct, provided that the same be not closed for a period, or for periods together, of more than 30 days in any one year. Any transfer or exercise of the Subscription Rights attached to the Warrants made while the Register is so closed shall, as between the Company and the person claiming under the relevant transfer of Warrants or, as the case may be, as between the Company and the Warrantholders who have so exercised their respective Subscription Rights attached to their Warrants (but not otherwise), be considered as made immediately after the reopening of the Register.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110 % of the closing price of the Warrants for one or more board lots of Warrants on the last day on which the Warrants were traded on the Stock Exchange prior to the date of purchase thereof, but not otherwise.

All Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or, re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument will contain provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by a Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or these Conditions. A resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Warrants (including any of the provisions of the Instrument) may from time to time (whether or, not the Company is being wound up) be altered or abrogated (including but without prejudice to that generality by waiving compliance with, or by waiving or authorising any past or, proposed breach of, any of the provisions of the Conditions and/or the Instrument) and the sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

(c) Where a Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or, proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number and class of Warrants in respect of which each such person is so authorised. The person so authorised shall be entitled to exercise the same power on behalf of the recognised clearing house as that recognised clearing house or its nominee(s) could exercise as if such person was an individual Warrantholder.

8. QUORUM

The quorum of a meeting of the Warrantholders shall be two or more Warrantholders present in person or by proxy and being or representing in the aggregate the holders of not less than 10% of the Subscription Rights of all Warrants for the time being outstanding and exercisable.

The quorum of a meeting of the Warrantholders for the passing of a Special Resolution shall be two or more persons holding warrants or being proxies and being or, representing in the aggregate holders of not less than one third of the Subscription Rights of all Warrants for the time being outstanding and exercisable.

9. REPLACEMENT OF WARRANT CERTIFICATES

(a) If a Warrant Certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the office of the registrars for the time being of the Company in Hong Kong (unless the Directors otherwise determine) on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such other amount as may from time to time be permitted by the Stock Exchange) as the Company may determine. Mutilated or defaced Warrant Certificates must be surrendered before replacements will be issued.

(b) In the case of lost Warrant Certificates, Section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included the Warrants.

10. CALL

If at any time the aggregate of the amount of Exercise Moneys payable on exercise in full of the Warrants which have not been exercised is less than 10% of the aggregate amount of Exercise Moneys attached to all the Warrants issued under the Instrument, the Company may, on giving not less than three months' notice to that effect, require Warrantholders either to exercise their Subscription rights or to allow them to lapse. On expiry of such notice, the unexercised Warrants shall be automatically cancelled without compensation to the Warrantholders.

11. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument will contain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants to subscribe PYI Shares in such manner and on such terms as it sees fits.

13. UNDERTAKINGS BY THE COMPANY

The Company will undertake in the Instrument, among other things, that:

(a) it shall send to each Warrantholder, at the same time as the same are sent to the holders of PYI Shares, its audited accounts and all other notices, reports and communications despatched by it to the PYI Shareholders generally;

(b) it shall pay all Bermuda and Hong Kong stamp and capital duties (if any), registration fees or similar charges, if any, in respect of the execution of the Instrument, the creation and initial issue of the Warrants in registered form, the exercise of the Subscription Rights and the issue of PYI Shares upon exercise of the Subscription Rights;

(c) it shall keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights for the time being outstanding of subscription for and conversion into PYI Shares; and

(d) it shall use its best endeavours to procure that:

(i) at all times during the Subscription Period, the Warrants may be dealt in on the Stock Exchange (save that this obligation shall lapse in the event that the listing of the Warrants on the Stock Exchange is withdrawn following an offer for all or, any of the Warrants); and

(ii) all PYI Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in on the Stock Exchange (save that this obligation shall lapse in the event that the listing of the PYI Shares on the Stock Exchange is withdrawn following an offer, for all or any of the PYI Shares where a like offer is extended to holders of the Warrants).

14. OVERSEAS WARRANTHOLDERS

None of the Subscription Rights attaching to the Warrants may be exercised by any Warrantholder whose registered address is in or who is a national of or is resident in any territory other than Hong Kong where in the opinion of the Directors, after having reviewed the register of members, the allotment of PYI Shares to such Warrantholder upon exercise of any Subscription Rights would or may in the absence of compliance with registration or any other special formalities in such territory, be unlawful or impracticable under the laws of such territory or Hong Kong and each exercise of the Subscription Rights shall constitute a confirmation that the Warrantholder so exercising is not a resident or national of any such territories. In addition, the Directors shall have the discretion, if in their opinion that the foregoing restriction may apply to any exercise of Subscription Rights, to refuse to accept such exercise.

15. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

(a) In the event a notice is given by the Company to the PYI Shareholders and at the same time to each Warrantholder as undertaken by the Company in the Instrument to convene a PYI Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to wind-up the Company voluntarily, every Warrantholder shall be entitled by irrevocable surrender of his Warrant Certificate(s) to the Company with the Subscription Form(s) (as defined in the Instrument) duly completed, together with payment of the Exercise Moneys or the relative portion thereof (such Subscription Form(s) and Exercise Moneys to be received by the Company not less than five business days prior to the proposed PYI Shareholders' meeting) to be allotted and issued, as soon as possible and in any event no later than the day immediately prior to the date of the proposed PYI Shareholders' meeting, the PYI Shares to be issued pursuant to the exercise of the relevant Subscription Rights. The Company shall give notice to the Warrantholders of the passing of such resolution within seven days after the passing thereof.

(b) If an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all the Warrantholders.

(c) Subject to the foregoing, if an effective resolution is passed to wind up the Company, all Subscription Rights which have not been exercised at the date of the passing of such resolution will lapse and the Warrant Certificates will cease to be valid for any purpose.

16. NOTICES

The Instrument will contain provisions relating to notices to be given to Warrantholders and the following provisions shall apply to such notices:

(a) every Warrantholder shall register with the Company an address either in Hong Kong or elsewhere to which notices to be given to such Warrantholder are to be sent and if any Warrantholder shall fail so to do notice may be given to such Warrantholder by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, by posting the same for three days at the principal place of business of the Company in Hong Kong;

(b) a notice may be given by paid advertisement of the same in both a leading English language newspaper circulated in Hong Kong and a leading Chinese language newspaper circulated in Hong Kong or, by delivery, prepaid letter (airmail in the case of an overseas address), cable or telex message; and

(c) all notices with respect to Warrants standing in the names of joint holders shall be given to whichever, of such persons is named first in the Register and notice so given shall be sufficient notice to all the joint holders of such Warrants.

17. GOVERNING LAW

The Instrument and the Warrants will be governed by and are to be construed in accordance with the laws of Hong Kong.

The biographical and other details of retiring Directors standing for re-election at the 2008 AGM are set out below:

INDEPENDENT NON-EXECUTIVE DIRECTORS

	Director since	Board committee memberships	Emoluments (2007/2008)	Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date
Chow Ming Kuen, Joseph *OBE, JP* *(aged 67)* *Chairman and Independent non-executive Director*	2004	Remuneration Committee *(Chairman)* Nomination Committee *(Chairman)* Compliance Committee *(Chairman)* Audit Committee *(Member)* Share Repurchase Committee *(Alternate to Mr Chan Shu Kin)*	HK$760,000 *(Notes 1(a), (d) and (e))*	1,314,035 PYI Shares *(Personal interests)*

Dr Chow is a civil and structural engineer by profession. He is the Chairman of the Hong Kong Construction Workers Registration Authority and a Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers. Dr Chow is also a non-executive director of Wheelock Properties Limited (00049.HK), and an independent non-executive director of Chevalier International Holdings Limited (00025.HK), Build King Holdings Limited (00240.HK) and Road King Infrastructure Limited (01098.HK).

Save as disclosed above and an independent non-executive director of two subsidiaries of the Company, Dr Chow does not hold any positions with the Company or any of its subsidiaries, nor did he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the PYI Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments (2007/2008)	Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date
Kwok Shiu Keung, Ernest *(aged 72)* *Independent non-executive Director*	1993	Audit Committee *(Member)* Remuneration Committee *(Member)* Nomination Committee *(Member)* Compliance Committee *(Member)*	HK$380,000 *(Notes 1(b), (d) and (e))*	1,300,000 PYI Shares *(Personal interests)*

Mr Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was a registered structural engineer and an authorized person (List II) under the Hong Kong Buildings Ordinance for more than 30 years. Mr Kwok is also a member of the Institution of Civil Engineers, United Kingdom and a fellow member of both of the Chartered Institute of Arbitrators, United Kingdom and the Hong Kong Institute of Arbitrators.

Save as disclosed above, Mr Kwok does not hold any positions with the Company or any of its subsidiaries, nor did he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the PYI Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under rule 13.51(2) of the Listing Rules.

	Director since	Board committee memberships	Emoluments (2007/2008)	Discloseable interests within the meaning of Part XV of the SFO as at the Latest Practicable Date
Leung Po Wing, Bowen Joseph GBS, JP *(aged 58) Independent non-executive Director*	2006	Audit Committee *(Member)* Remuneration Committee *(Member)*	HK$340,000 *(Notes 1(c), (d) and (e))*	1,300,000 underlying PYI Shares *(Personal interests) (Note 2)*

Mr Leung previously served the Hong Kong Government for over 32 years until his retirement as the Director of the Office of the Government of the Hong Kong Special Administration Region in Beijing ("Beijing Office") in November 2005. He joined the Administrative Service in June 1973 and rose to the rank of Administrative Officer Staff Grade A1 in June 1996. During his service in the Administrative Service, Mr Leung had served in various policy bureaux and departments, including Deputy Secretary for District Administration (later re-titled as Deputy Secretary for Home Affairs); Deputy Secretary for Planning, Environment and Lands; Private Secretary, Government House; Secretary for Planning, Environment and Lands; and Director of the Beijing Office. Mr Leung has extensive experience in corporate leadership and public administration. During his tenure as the Director of the Beijing Office, he had made commendable efforts in promoting Hong Kong on the Mainland, as well as fostering better understanding, establishing closer links and facilitating exchanges in various spheres between Hong Kong and the Mainland. Mr Leung is also an independent non-executive director of Paliburg Holdings Limited (00617.HK).

Save as disclosed above and an independent non-executive director of two subsidiaries of the Company, Mr Leung does not hold any positions with the Company or any of its subsidiaries, nor did he have any relationship with any Directors or senior management or substantial shareholder or controlling shareholder of the Company. There are no other matters that need to be brought to the attention of the PYI Shareholders nor there is other information required to be disclosed pursuant to any of the requirements under rule 13.51(2) of the Listing Rules.

Notes:

1. (a) During the financial year ended 31 March 2008, Dr Chow received an annual Director's fee of HK$600,000 and an additional fee of HK$160,000 for serving as chairman and member of the Remuneration Committee, Nomination Committee and Compliance Committee, as a member of the Audit Committee and as alternate member to Mr Chan Shu Kin of the Share Repurchase Committee.

   (b) Mr Kwok received an annual Director's fee of HK$300,000 and an additional fee of HK$80,000 for serving as member of the Audit Committee, Remuneration Committee, Nomination Committee and Compliance Committee.

   (c) Mr Leung received an annual Director's fee of HK$300,000 and an additional fee of HK$40,000 for serving as member of the Audit Committee and Remuneration Committee.

   (d) The Director's fee was determined with reference to the prevailing market conditions, salary paid by comparable companies, the duties and responsibilities of the directors, employment conditions elsewhere and the time committed by the Director.

   (e) Save as disclosed in 1(a) and 1(d) above, the Directors received no other compensation from the Group.

2. Such interests comprised 1,300,000 underlying PYI Shares in respect of share options granted to Mr Leung on 8 September 2006 pursuant to the share option scheme of the Company, further details of which are set out in the section headed "Share Option Scheme" of the Directors' Report in the 2008 annual report of the Company.

3. No Director proposed for re-election at the 2008 AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is the explanatory statement given to the PYI Shareholders relating to a resolution authorising the Company to repurchase its own PYI Shares which is proposed to be passed by the PYI Shareholders by means of an ordinary resolution at the 2008 AGM.

This explanatory statement contains a summary of the information required pursuant to rule 10.06 of the Listing Rules which is set out as follows:

Share capital

- As at the Latest Practicable Date, there were in issue a total of 1,508,393,517 PYI Shares, all of which are fully paid.

- Assuming that no further PYI Shares are issued or repurchased after the Latest Practicable Date and before the date of the 2008 AGM, there will be 1,508,393,517 PYI Shares in issue, and exercise in full of the Repurchase Mandate would result in up to a maximum of 150,839,351 PYI Shares being repurchased by the Company during the relevant period referred to in ordinary resolution numbered 5(C) of the notice of the 2008 AGM.

Reasons for repurchases

- The Directors believe that it is in the best interests of the Company and the PYI Shareholders as a whole for the Directors to have a general authority from the PYI Shareholders to enable the Directors to purchase the PYI Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per PYI Share and will benefit the Company and the PYI Shareholders.

Funding of repurchases

- The repurchase of PYI Shares shall be made with funds legally available for such purpose in accordance with its memorandum of association and the Bye-laws and the applicable laws of Bermuda. Under Bermuda law, repurchases may only be effected out of the capital paid up on the purchased PYI Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of PYI Shares made for the purpose. Any premium payable on a purchase over the par value of the PYI Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the PYI Shares are repurchased. It is envisaged that the funds required for any repurchase would be derived from such sources.

- As compared to the financial position of the Company as at 31 March 2008 (being the date of the Company's latest audited accounts), the Directors consider that the repurchases of securities will have no material adverse impact on the working capital and the gearing position of the Company in the event that the Repurchase Mandate were to be exercised in full during the proposed repurchase period. The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Directors, their associates and connected persons

- None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, as defined in the Listing Rules, has any present intention, in the event that the Repurchase Mandate is approved by the PYI Shareholders, to sell PYI Shares to the Company.

- No connected person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell PYI Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the PYI Shareholders.

Undertaking of the Directors

- The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the Bye-laws and the applicable laws of Bermuda.

Share repurchase made by the Company

- During the six months preceding the Latest Practicable Date, the Company had not purchased any of PYI Shares (whether on the Stock Exchange or otherwise).

GENERAL

If as a result of a repurchase of PYI Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a PYI Shareholder or a group of PYI Shareholders acting in concert, depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code. If the Company were to repurchase PYI Shares up to the permitted maximum of 10% of the issued share capital of the Company, such parties may together with any other parties acting in concert with them become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Hollyfield Group Limited ("Hollyfield"), which is ultimately and wholly owned by ITC Corporation Limited ("ITC"), held 404,512,565 PYI Shares, representing approximately 26.82% of the issued share capital of the Company. On the basis that no further PYI Shares are issued or repurchased and in the event that the Repurchase Mandate is exercised in full and that there is no change in Hollyfield's and ITC's shareholding in the Company, the shareholding of Hollyfield and ITC would together be increased to approximately 29.77% of the issued share capital of the Company. Such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. Save as disclosed herein, the Directors are not aware of any single shareholder who held more than 10% of the issued share capital of the Company as at the Latest Practicable Date. As at the Latest Practicable Date, the Board had not held any meeting to discuss the Company's intention with regard to repurchasing issued PYI Shares pursuant to the Repurchase Mandate.

PRICES OF THE PYI SHARES

The highest and lowest prices at which the PYI Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	PYI Shares	
	Highest *HK$*	**Lowest** *HK$*
2007		
July	3.810	3.170
August	3.510	2.830
September	3.300	2.940
October	3.520	2.850
November	3.700	3.170
December	3.580	3.100
2008		
January	3.200	2.380
February	2.750	2.400
March	2.500	1.500
April	1.980	1.610
May	1.930	1.500
June	1.680	1.510
July (up to the Latest Practicable Date)	1.550	1.000

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

NOTICE IS HEREBY GIVEN that the annual general meeting of PYI Corporation Limited (the "Company") will be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 5 September 2008 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 March 2008.

2. To declare and approve the final dividend for the year ended 31 March 2008 such final dividend to be satisfied in full by the issue of warrants referred to in resolution 5(A) as set out in the notice convening this meeting.

3. To re-elect retiring directors and to fix the directors' remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

(A) "**THAT**:

subject to and conditional upon (i) the final dividend for the year ended 31 March 2008 to be satisfied in full by the issue of warrants as set out in the notice convening this meeting being declared and approved; and (ii) upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the Warrants (as defined below) and new Shares (as defined below) which may fall to be issued upon the exercise of subscription rights attached to the Warrants:-

(i) the creation and issue of warrants ("Warrants") conferring rights on holders thereof to subscribe up to HK$251,398,919 in aggregate (or such other amount as may be determined by reference to the then total number of issued PYI Shares (as defined below) as at the Record Date (as defined below)) for shares in the Company of HK$0.10 each ("Shares") at an initial subscription price of HK$1.00 per Share, subject to anti-dilutive adjustment, at any time from the date of issue (expected to be 26 September 2008) to the date immediately preceding the date falling on the first anniversary of the date of issue of the Warrants (expected to be 25 September 2009) both days inclusive (or such other date provided in the instrument constituting the Warrants ("Warrant Instrument") (a final draft of which is tabled to this meeting and marked "A" for the purpose of identification) upon the terms and conditions of the Warrant Instrument to be executed by way of deed poll by the Company in the proportion of one Warrant for every six Shares to holders of Shares ("PYI Shareholders") whose names appear on the register of members of the Company at the close of business on 18 September 2008 (or such other date as may be determined by the board of directors of the Company) ("Record Date") other than those Shareholders whose addresses at the close of business on the Record Date are outside Hong Kong ("Overseas Shareholders") and who are excluded from entitling the Warrants for the reason that the Board, upon making enquiry consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places ("Excluded

Shareholders") and such other terms and conditions as may be determined by the directors of the Company ("Directors") be and is hereby approved provided that (i) fractional entitlements to the Warrants be aggregated and sold (if a net premium in excess of all expenses could be obtained) for the benefit of the Company; and (ii) no Warrants shall be offered to Excluded Shareholders and the Warrants which would otherwise have been offered to them shall be sold if a net premium in excess of all expenses of sale is obtained and to the extent that such Warrants can be sold, the net proceeds of such sale (after deducting the expenses of sale, if any) be distributed to the Excluded Shareholders pro rata to their holding of Shares at the close of business on the Record Date provided further that individual amounts of HK$100 or less shall be retained for the benefit of the Company); and

(ii) the Directors be and are hereby authorised to (i) issue and allot the Warrants; (ii) issue and allot to holders of the Warrants upon the due exercise of subscription rights attached to the Warrants the appropriate number of new Shares; and (iii) to do all such acts and things as they may, in their absolute discretion, consider necessary, desirable or expedient to effect, implement and complete any or all other transactions contemplated in this resolution."

(B) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers, subject to and in accordance with all applicable laws and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approvals in sub-paragraphs (i) and (ii) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or an issue of shares of the Company under the share option scheme of the Company or an issue of shares upon exercise of subscription rights attached to warrants which may be issued by the Company or an issue of shares of the Company by way of any scrip dividend pursuant to bye-laws of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the PYI Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject

to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company on behalf of the Company during the Relevant Period to procure the Company to purchase its securities at a price determined by the directors;

(iii) the aggregate nominal amount of the share capital of the Company which the directors of the Company are authorised to repurchase pursuant to the approval in sub-paragraphs (i) and (ii) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and 10 per cent of the warrants of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; or

(c) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(D) "**THAT** conditional upon resolutions numbered 5(B) and 5(C) as set out in the notice convening this meeting being passed, the aggregate nominal amount of the issued shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company pursuant to and in accordance with the said resolution numbered 5(C) above shall be added to the aggregate nominal amount of the share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to and in accordance with the resolution numbered 5(B) as set out in the notice convening this meeting."

(E) "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the shares of HK$0.10 each in the capital of the Company (representing 10 per cent. of the shares of the Company in issue as at the date of passing this resolution) which may be issued pursuant to the exercise of options granted under the Company's share option scheme adopted on 27 August 2002 (the "Scheme"), the refreshment of the scheme limit in respect of the grant of options to subscribe for ordinary shares in the Company under the Scheme, provided that the total number of ordinary shares which may be allotted or issued pursuant to the grant or exercise

of options under the Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Scheme) shall not exceed 10 per cent. of the shares of the Company in issue as at the date of passing this resolution (the "Refreshed Mandate Limit"), be and is hereby approved and the directors of the Company be and are hereby authorised to grant options under the Scheme up to the Refreshed Mandate Limit, to exercise all powers of the Company to allot, issue and deal with ordinary shares of the Company pursuant to the exercise of such options and to do such acts and execute such documents for or incidental to such purpose."

(F) "**THAT** the refreshment of the scheme limit on grant of options under the share option scheme adopted by Paul Y. Engineering Group Limited ("Paul Y. Engineering", the Company's subsidiary) on 7 September 2005 up to 10 per cent. of the shares of Paul Y. Engineering in issue as at the date of passing of the resolution for approving such refreshing by the shareholders of Paul Y. Engineering be and is hereby approved."

6. To transact any other ordinary business of the Company.

By order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 1 August 2008

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A member may appoint a proxy in respect of part only of his holding of shares of the Company. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting at which the person named in the instrument proposes to vote.

3. The register of members of the Company will be closed during the period from 16 September 2008 to 18 September 2008, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Tricor Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 12 September 2008.

As at the date of this notice, the Directors of the Company are:

Dr Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr Chan Shu Kin	:	*Independent Non-Executive Director*
Mr Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr Li Chang An	:	*Independent Non-Executive Director*

本通函乃要件　請即處理

香港聯合交易所有限公司及香港中央結算有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**保華集團有限公司**（「本公司」）之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

建議
就有關截至2008年3月31日止年度末期股息之認股權證發行、重選退任董事、董事酬金、發行保華股份及購回保華股份之一般授權、更新根據購股權計劃授出購股權之10%限額及更新根據保華建業購股權計劃授出購股權之10%限額及股東週年大會通告

本公司謹訂於2008年9月5日（星期五）上午10時30分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東週年大會，大會通告載於本通函第26至29頁。　閣下如未能出席大會，務請按照隨附之代表委任表格列印之指示將其填妥及儘快交回，惟無論如何須於大會或其續會（視情況而定）指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格，　閣下仍可依願親身出席大會或其任何續會，並於會上投票。

* 僅供識別

2008年8月1日

目　錄

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「2007年股東週年大會」	指	保華於2007年9月20日舉行之股東週年大會
「2008年股東週年大會」	指	保華將於2008年9月5日(星期五)上午10時30分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行之股東週年大會，大會通告載於本通函第26至29頁
「2008年末期業績」	指	本集團截至2008年3月31日止度之經審核綜合業績
「董事局」	指	董事局
「營業日」	指	香港持牌銀行於正常辦公時間開門營業之任何日子(不包括星期六及星期日)
「公司細則」	指	本公司之公司細則
「中央結算系統」	指	由香港結算設立及營運之中央結算及交收系統
「本公司」或「保華」	指	保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「合資格人士」	指	董事局全權釐定，任何曾對或將對本集團或任何投資機構之成長及發展作出貢獻之本集團任何成員或任何投資機構之僱員(不論全職或兼職)、行政人員或高級職員、董事(包括執行、非執行及獨立非執行董事)及本集團任何成員或任何投資機構之諮詢人、顧問或代理人
「除外股東」	指	不納入認股權證發行之海外股東，乃因為董事局經諮詢後認為，考慮到相關地方法律之法律上限制或當地相關規管單位或證券交易所之規定，不包括彼等在內乃屬必要或權宜
「一般授權」	指	將於2008年股東週年大會上尋求股東批准之發行保華股份之一般授權及購回授權
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港結算」	指	香港中央結算有限公司，香港交易及結算所有限公司之全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「投資機構」	指	本集團持有股權權益之任何機構
「最後實際可行日期」	指	2008年7月28日，即本通函付印前可確定若干資料之最後實際可行日期
「上市委員會」	指	上市規則內之相同涵義

「上市規則」	指	聯交所證券上市規則
「海外股東」	指	於記錄日期時在本公司股東名冊內之地址位於香港境外之保華股東
「保華建業」	指	保華建業集團有限公司，一間在百慕達註冊成立之有限公司，其股份在聯交所上市
「保華建業2008年股東週年大會」	指	保華建業將於2008年9月4日(星期四)上午10時正假座香港金鐘道88號太古廣場1座太古廣場會議中心舉行之股東週年大會
「保華建業更新」	指	保華建業建議按保華建業購股權計劃或保華建業任何其他購股權計劃更新授出購股權之10%限額
「保華建業股份」	指	保華建業股本中每股面值0.05港元之普通股
「保華建業購股權計劃」	指	保華建業於2005年9月7日採納之購股權計劃，符合上市規則第17章之適用規定
「保華股份」	指	保華股本中每股面值0.10港元之普通股
「保華股東」	指	保華股份持有人
「記錄日期」	指	2008年9月18日(星期四)，釐定可享認股權證權利之日期
「購回證券授權」	指	將於2008年股東週年大會上尋求股東授權董事按2008年股東週年大會通告所述之方式購回保華股份之一般授權
「計劃授權限額」	指	於採納保華購股權計劃當日／批准更新計劃授權限額當日(視情況而定)已發行股本之10%，此即根據保華購股權計劃或本公司任何其他計劃授出／將予授出之全部購股權獲行使時可予發行之股份數目限額
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「購股權計劃」	指	保華股東於2002年8月27日批准之本公司購股權計劃，符合上市規則第17章之適用規定
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「認股權證」	指	建議由本公司發行之認股權證，賦予其持有人權利以初步認購價每股保華股份1.0港元(可予反攤薄性之調整)認購新股份
「認股權證發行」	指	建議以於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準發行認股權證
「%」	指	百分比

預期時間表

	2008年
遞交2008年度股東週年大會代表委任表格之最後時間	9月3日（星期三）上午10時30分
2008年度股東週年大會	9月5日（星期五）上午10時30分

下列事件視乎2008年度股東週年大會之結果及認股權證發行之各項條件：

買賣認股權證發行之連權保華股份之最後日期	9月10日（星期三）
買賣認股權證發行之除權保華股份之首日	9月11日（星期四）
遞交保華股份過戶文件以享有認股權證發行之最後時間	9月12日（星期五）下午4時正
暫停辦理本公司股份過戶登記手續期間	9月16日（星期二）至 9月18日（星期四）（包括首尾兩日）
記錄日期	9月18日（星期四）
認股權證證書寄發日期	9月26日（星期五）或之前
認股權證開始買賣日期	9月29日（星期一）上午9時30分

倘上述時間表有任何變動，將發表進一步公布。本公布所述之所有時間均指香港時間。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

周明權 *OBE, JP*
(主席兼獨立非執行董事)
劉高原
(副主席兼總裁)
陳國強
(非執行董事)
郭少強
(獨立非執行董事)
陳樹堅
(獨立非執行董事)
梁寶榮 *GBS, JP*
(獨立非執行董事)
李昌安
(獨立非執行董事)

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

建議
就有關截至2008年3月31日止年度末期股息之認股權證發行、重選退任董事、董事酬金、發行保華股份及購回保華股份之一般授權、更新根據購股權計劃授出購股權之10%限額及更新根據保華建業購股權計劃授出購股權之10%限額及股東週年大會通告

緒言

本公司於2008年7月18日公佈2008年末期業績，並於2008年7月23日公佈認股權證發行。

本通函旨在給予 閣下2008年股東週年大會通告，以及將於2008年股東週年大會上所處理事項之資料，包括：(a)建議認股權證發行；(b)重選退任董事；(c)董事酬金；(d)授出一般授權；(e)更新計劃授權限額；及(f)保華建業更新。

* 僅資識別

建議認股權證發行

於2008年7月18日，保華公佈2008年度末期業績，董事局亦建議派付截至2008年3月31日止年度之末期股息，有關末期股息將以認股權證形式派付。於2008年7月23日，本公司發表公佈，載列認股權證若干基本條款。認股權證之主要條款載於本通函附錄一。

認股權證發行

待達成下文「條件」一段所述之條件後，認股權證發行將按於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準予以進行。

按於最後實際可行日期之1,508,393,517股已發行保華股份計算，及假設本公司於記錄日期或以前並無進一步發行或購回任何保華股份，將建議發行251,398,919份認股權證。按初步認購價每股保華股份1.0港元悉數行使251,398,919份認股權證所附帶認購權將引致發行合共251,398,919股新保華股份(按於最後實際可行日期之1,508,393,517股已發行保華股份計算，及假設(i)於記錄日期前不會有未行使可換股票據獲行使；(ii)於記錄日期前不會有未行使購股權獲行使；及(iii)於記錄日期前不會進一步購回保華股份)，佔本公司於最後實際可行日期已發行股本之16.7%，及本公司於最後實際可行日期因悉數行使認股權證所附帶認購權而配發及發行新保華股份擴大後之已發行股本約14.3%。

若所有未行使認購股本權(不包括根據購股權計劃獲授出之購股權)獲行使，悉數行使認股權證所附帶認購權將引致發行合共256,164,468股新保華股份，佔本公司於最後實際可行日期因悉數行使所有未行使認購股本權(不包括根據購股權計劃獲授出之購股權)獲行使而配發及發行新保華股份擴大後之已發行股本之16.7%，及本公司於最後實際可行日期因悉數行使所有未行使認購股本權(不包括根據購股權計劃獲授出之購股權)及認股權證所附帶認購權獲行使而配發及發行新保華股份擴大後之已發行股本約14.3%。

本公司確認已符合上市規則第15.02(1)條之規定。

若所有未行使認購股本權(包括根據購股權計劃獲授出之購股權)獲行使，悉數行使認股權證所附帶認購權將引致發行合共284,188,468股新保華股份，佔本公司於2008年7月18日因悉數行使所有未行使認購股本權(包括根據購股權計劃獲授出之購股權)獲行使而配發及發行新保華股份擴大後之已發行股本之16.7%，及本公司於最後實際可行日期因悉數行使所有未行使認購股本權(包括根據購股權計劃獲授出之購股權)及認股權證所附帶認購權獲行使而配發及發行新保華股份擴大後之已發行股本約14.3%。

除初步本金額為人民幣120,000,000元之可換股票據(詳情載於本公司日期為2006年6月2日之通函)，以及根據購股權計劃授出之購股權外，本公司並無其他可認購本公司股本證券而尚未行使之權利。

認購價

每份認股權證將授權其持有人可按初步認購價每股保華股份1.0港元(可予反攤薄性之調整)以現金認購一股新保華股份。認股權證之初步認購價：

(a) 較聯交所於2008年7月18日(即保華公布其2008年度末期業績之日期)所報之每股保華股份收市價每股1.10港元折讓約9%；

(b) 較截至及包括2008年7月18日前最後五個營業日每股保華股份之平均收市價1.18港元折讓約15%；

(c) 較截至及包括最後實際可行日期前最後五個營業日期每股保華股份之平均收市價1.06港元折讓約6%；及

(d) 較聯交所於截至及包括最後實際可行日期所報之每股保華股份之收市場1.03港元折讓約3%。

按於最後實際可行日期之1,508,393,517股已發行保華股份計算，及假設本公司於記錄日期或以前並無進一步發行或購回任何保華股份，將建議發行251,398,919份認股權證。假設以初步認購價每股保華股份1.0港元計算，悉數行使全部251,398,919份認股權證時之總認購股款將為251,398,919港元，而認股權證之市值則約為98,000,000港元(按保華股份於截至及包括2008年7月18日前最後五個營業日之平均收市價計算)。本公司確認已遵守上市規則第8.08、8.09(4)及8.14條之規定。

碎股

認股權證之碎股將不會授予保華股東，但將會予以彙集出售，收益歸本公司所有。

認購期間

認股權證之認購期限為由發行日起計一年。認購權可由保華股東於認股權證發行日期(預期為2008年9月26日)至緊接認股權證發行日期週年當日(預期為2009年9月25日)(包括首尾兩日)間內隨時行使。

條件

認股權證發行須待下列各項獲達成後，方可作實：

(a) 於2008年度股東週年大會上通過有關批准派付末期股息、認股權證發行及發行與配發於認股權證所附帶之認購權獲行使而可能將予發行之新保華股份之普通決議案；及

(b) 上市委員會批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之新保華股份上市及買賣。

本公司將向上市委員會申請批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之任何新保華股份上市及買賣。本公司將作出一切必要安排，以便認股權證及新保華股份獲納入中央結算系統。若聯交所批准認股權證及新保華股份上市及買賣，且本公司遵守香港結算之股份納入規定，則認股權證及新保華股份將獲香港結算接納為合資格證券，可於中央結算系統內寄存、結算及交收，自認股權證開始買賣當日或香港結算釐定之其他日期起生效。聯交所參與者間交易之交收須於任何交易日後第二個交易日在中央結算系統內進行。所有在中央結算系統內進行之活動均須依據不時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

因認股權證所附帶之認購權獲行使而將予發行之新保華股份將具投票權且於所有方面將與當時現有已發行保華股份享有同等權益。

海外股東

誠如本公司於2008年7月23日發表之公布所述，倘若董事局經查詢後認為，考慮到有關地方之法律項下之法律限制或該等地方有關監管機構或證券交易所之規定後，不包括海外股東乃屬必要或權宜，則認股權證將不會授予除外股東。

於最後實際可行日期，按本公司之股東名冊，有兩名海外股東，其中一名之地址位於台灣，另一名則位於馬來西亞。根據上市規則第13.36(2)條，董事局已就將認股權證發行擴展至海外股東對有關地方之法律項下之法律限制或該等地方之有關監管機構或證券交易所之規定作出查詢。根據本公司獲取之法律意見以及考慮於最後實際可行日期之海外股東數目，並無海外股東將排除於認股權證發行。

倘若於記錄日期，有海外股東將排除於認股權證發行，則原已發行予除外股東之認股權證將於認股權證開始於聯交所買賣後於實際可行之情況下盡快於市場上出售。於扣除費用後之出售所得淨額將以港元按比例分配予上述海外股東，並會向彼等郵寄有關匯款，郵誤風險由彼等自行承擔，除非將分配予任何有關人士之款項少於100港元，於此情況下，收益將歸本公司所有。有關不包括海外股東及除外股東（如有）之處理詳情將載於寄發予保華股東之通函內。為免疑慮，除外股東將獲寄發本通函僅供參考之用。

認股權證證書

待上文「條件」一段所述認股權證發行之條件獲達成後，預期認股權證之證書於2008年9月26日前以平郵方式按彼等各自於本公司股東名冊所載地址寄予保華股東（不包括除外股東），郵誤風險由彼等自行承擔。

買賣單位

預期認股權證於2008年9月29日在聯交所開始買賣。預期認股權證以每手5,000份認股權證（附帶可按初步認購價每股1.0港元（可予反攤薄性的調整）之初步認購價認購5,000股保華股份之權利）於聯交所買賣。除聯交所外，認股權證不擬於任何其他證券交易所上市。

進行認股權證發行之理由

董事局認為，認股權證發行將加強保華股東之投資回報及保華之股本基礎，並改善保華股份於市場上之交投水平。董事局亦認為，由於認股權證發行為保華股東（不包括除外股東）提供按具吸引力之折讓（與每股保華股份之資產淨值2.24港元相比）參與保華未來發展之另一機會，同時亦為保華提供一個機會，募集資金以加強財政狀況及在來年發展與拓展業務之能力。

若認股權證按初步認購價每股保華股份1.0港元獲悉數行使，所得款項將約為251,398,919港元（未扣除開支），將加強保華之營運資金及資產淨值狀況。董事局相信，認股權證發行對保華及保華股東整體有利。

然而，由於因行使認股權證可予募集之款項未定，董事局並無劃定任何款項作任何具體用途。

暫停股份過戶登記

本公司之股份過戶登記處將由2008年9月16日（星期二）至2008年9月18日（星期四）（包括首尾兩日）期間暫停辦理股份過戶登記。要符合資格參與認股權證發行，所有股份過戶（連同有關股票及背頁或另行刊出之已填妥過戶表格）須不遲於2008年9月12日（星期五）下午4時正送往保華之香港股份過戶登記處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）登記。

印花稅

買賣認股權證須繳納香港印花稅。有關認股權證發行之稅務事宜，特別是認股權證會否被視作收入或資本性質交易或致使有關保華股東負上納稅之責任，務請保華股東諮詢其專業顧問。

重選退任董事

董事局現時由七名董事組成，包括：

(a) 唯一執行董事兼副主席及總裁劉高原先生。他在本公司於2007年舉行之股東週年大會上獲膺選連任，其任期將於2010年股東週年大會結束時屆滿；

(b) 一名非執行董事陳國強博士。他在2006年股東週年大會上獲膺選連任，其任期將在本公司於2009年舉行之股東週年大會結束時屆滿；及

(c) 五名獨立非執行董事，即周明權博士、郭少強先生、陳樹堅先生、梁寶榮先生及李昌安先生。周明權博士在本公司於2005年舉行之股東週年大會上獲膺選連任，任期將在本公司於2008年舉行之股東週年大會結束時屆滿，郭少強先生及梁寶榮先生則在2006年股東週年大會上獲膺選連任，他們之任期將在本公司於2009年舉行之股東週年大會結束時屆滿。至於陳樹堅先生及李昌安先生，則在2007年股東週年大會上獲膺選連任，他們之任期將在本公司於2010年舉行之股東週年大會結束時屆滿。

根據公司細則第87(1)條，周明權博士、郭少強先生及梁寶榮先生將於2008年股東週年大會上輪席退任。所有退任董事均符合資格膺選連任，以繼續出任董事直至本公司於2011年舉行之股東週年大會結束時屆滿。

公司細則第88條規定，除於股東大會上退任之董事外，其他人士概無資格於任何股東大會上競選董事，除非：

(a) 其由董事推薦參選；或

(b) 由一名正式合資格出席大會及於會上投票之保華股東（獲提名人士除外）簽署一份通知表明有意提名該人士參選，而將被提名人士亦簽署一份通知表明願意參選並將該等通知送交註冊辦事處或總辦事處，惟發出有關通知之期限最少為七(7)日，而遞交有關通知之期限，最早須由寄發進行該等選舉之股東大會通告翌日起至最遲須於該股東大會舉行日期七(7)日前期間。

因此，股東若擬提名個別人士參選董事，須向本公司有效送達下述文件：(i)該股東擬提出決議案之意向通知，及(ii)經被提名人選簽署、以表示願意參選之通知，連同(A)下文「獲股東提名候選人須提交之資料」標題下所載就上市規則第13.51(2)條規定披露的候選人資料及其他資料，及(B)候選人同意公布其私人資料的同意書。

為確保其他保華股東有充足時間收取及考慮獲提名候選人的詳細資料，本公司促請保華股東儘早（宜於2008年8月18日（星期一）之前）遞交其提名建議，以便於2008年8月21日（星期四）或前後向其他保華股東發出載有股東提名候選人詳情之補充通函及刊發公布。

獲保華股東提名候選人須提交之資料

為了讓保華股東在選舉董事時可以作出有根據之決定，上述有關保華股東擬提出決議案之意向通知應附有獲提名人選之下列資料：

(a) 全名及年齡；

(b) 在保華及／或本集團其他成員之職位(如有)；

(c) 以往經驗，包括過去三年在上市公司之其他董事職位及其他重要委任及資格；

(d) 候選人現時的工作以及保華股東須知的其他有關候選人能力及誠信之資料(包括業務經驗及專業資格與教育背景)；

(e) 服務保華或擬服務保華之時間長短(如有)；

(f) 與保華任何董事或高級管理人員之關係，或否定此等關係之合適聲明；

(g) 在保華之股份權益(符合證券及期貨條例第XV部的涵意)，或否定此等權益之合適聲明；

(h) 聯絡詳情；及

(i) 獲提名候選人就上市規則第13.51(2)(h)至(w)條規定提供之資料所作的聲明，或否定存有任何根據該等規定須披露之資料的合適聲明。

提名委員會之建議

由周明權博士、劉高原先生及郭少強先生三名成員組成之提名委員會已於2008年7月18日舉行會議，提名退任董事於2008年股東週年大會上重選。退任董事周明權博士及郭少強先生在提名委員會就考慮其重選之相關議案放棄投票。提名委員會在周博士及郭先生就其重選議案缺席之情況下，已向董事局提名及建議周明權博士、郭少強先生及梁寶榮先生均符合資格於2008年股東週年大會上重選為董事。另外，所有退任董事亦已於董事局考慮及其後批准向保華股東建議批准三人提名的董事局會議上放棄投票。

周明權博士、郭少強先生及梁寶榮先生之履歷詳情載於本通函附錄二。

提名委員會亦負責(其中包括)評估獨立非執行董事的獨立性，為此提名委員會已查核個別董事每年按上市規則第3.13條申報之獨立聲明。為奉行良好企業管治常規，每名委員會成員均沒有參與有關其本身獨立性之評核。

獨立非執行董事郭少強先生符合資格並將於2008年股東週年大會上膺選連任。郭先生於1993年8月獲委任，服務董事局已逾9年時間。縱然如此，惟並無證據顯示郭先生之獨立性(特別是在作出獨立判斷及對管理人員作出客觀意見方面)已受到或將受到任何方面之妥協或影響。董事局相信，郭先生身為經驗豐富而信譽昭著之專業人士，將繼續向本公司作出寶貴貢獻，向董事局提供持平客觀之觀點。郭先生已根據上市規則第3.13條提供年度獨立性確認函。提名委員會完全信納郭先生符合上市規則第3.13條所載獨立性指引，並繼續具備獨立身份。因此，董事局認為郭先生可於2008年股東週年大會上膺選連任。

董事酬金

於2007年股東週年大會上，保華股東批准將付予全體董事之董事袍金總額不超過每年4,000,000港元，並將按董事局協定之方式分配給各董事。根據此批准，董事局議決就每名董事於2007年股東週年大會結束後至2008年股東週年大會結束時期間向本公司提供之服務，按下列方式分配：(i)向每名董事每年支付300,000港元董事袍金；(ii)向主席支付每年300,000港元額外袍金；(iii)向每一名出任任何董事局轄下委員會成員之董事支付每年20,000港元額外袍金；及(iv)向每一名出任任何董事局轄下委員會主席之董事支付每年20,000港元額外袍金。假如董事未有服務整段期間，酬金將依其服務時間按比例收取。

薪酬委員會已於2008年7月18日舉行之會議上，審閱董事袍金在現行市場環境之水平並認為屬公平合理，經考慮現時市況、可資比較公司所支付薪酬水平、董事職務及責任、其他地方之僱傭條件及董事投入之時間，薪酬委員會建議來年向全體董事支付之董事袍金現有總額維持不變，不超過每年4,000,000港元。

公司細則第96條規定，其中包括董事之一般酬金須不時由本公司於股東大會上釐定。因此於2008年股東週年大會上將提呈一項普通決議案，供保華股東考慮及酌情批准向全體董事支付總額不超過每年4,000,000港元之董事袍金，並授權董事局向各董事分配該筆款項。若獲保華股東批准，建議董事袍金將由2008年9月5日起生效。倘若董事並非全期提供服務，則依其服務期間按比例收取酬金。

發保華行股份及購回保華股份之一般授權

於2007年股東週年大會上曾通過普通決議案，向董事授出發行保華股份及購回保華股份之一般授權。上述一般授權將於2008年股東週年大會結束時屆滿。於2008年股東週年大會上將提呈普通決議案授予董事新一般授權，以（其中包括）(a)配發及發行不超過有關決議案通過當日之本公司已發行股本20%之保華股份；(b)購回不超過有關決議案通過當日之本公司已發行股本10%之保華股份；及(c)藉加入按購回授權所購回之保華股份數目擴大發行保華股份之一般授權。

於最後實際可行日期，本公司已發行股本包括1,508,393,517股保華股份。待授予一般授權以發行保華股份之建議決議案獲通過，且在2008年股東週年大會前本公司未有配發及發行或購回保華股份，董事將可根據一般授權配發及發行最多301,678,703股保華股份及購回最多150,839,351股保華股份。

董事相信，倘於2008年股東週年大會上授出一般授權，對本公司及保華股東整體均有利。一般授權可以讓董事在處理保華股份發行事宜時更具彈性，特別是某些集資行動或涉及本公司以發行保華股份作為代價並且需要儘快完成之交易，惟董事現時無意由本公司進行任何收購，亦無計劃藉發行新保華股份集資。

本通函附錄三載有說明函件，提供所有上市規則有關購回授權所規定之資料。

更新根據購股權計劃授出購股權之10%限額

現行計劃授權限額曾於2007年9月20日更新，令董事可根據購股權計劃向合資格人士授出購股權，以認購最多149,780,440股保華股份。由更新現行計劃授權限額當日起，直至最後實際可行日期，本公司已授出購股權使持有人有權認購合共86,434,000股保華股份，佔現行計劃授權限額約57.71%。若不更新現行計劃授權限額，本公司可授出購股權以認購最多63,346,440股保華股份，佔最後實際可行日期已發行保華股份約4.20%。為使本公司在以授出購股權方式向合資格人士提供獎勵時更具靈活性，董事局決定尋求保華股東批准更新計劃授權限額，使根據購股權計劃或本公司任何其他計劃，將予授出之所有購股權獲行使時，可予發行之保華股份總數不超逾於2008年股東週年大會通過相關決議案當日已發行保華股份總數之10%。凡之前根據購股權計劃或本公司任何其他計劃授出之購股權（包括根據有關計劃規則尚未行使、已註銷或已失效之購股權及已行使之購股權）及並非根據購股權計劃授出之購股權將不計算在更新計劃授權限額之限額內。

於最後實際可行日期，已發行保華股份共1,508,393,517股，及根據購股權計劃授出而尚未行使購股權合共168,144,000份，每股保華股份行使價為1.24港元（就7,800,000份購股權而言）、1.50港元（就11,580,000份購股權而言）、2.00港元（60,246,000份購股權而言）、2.43港元（就4,300,000份購股權而言）、2.48港元（就9,200,000份購股權而言）、2.50港元（就22,338,000份購股權而言）、3.00港元（就19,515,000份購股權而言）、3.50港元（就20,365,000份購股權而言）、3.546港元（就11,700,000份購股權而言）、4.00港元（就650,000份購股權而言）及4.50港元（就450,000份購股權而言）。除該等尚未行使購股權外，於最後實際可行日期概無根據 購股權計劃或本公司任何其他購股權尚未行使。

倘計劃授權限額獲得更新，按於最後實際可行日期已發行1,508,393,517股保華股份為基準，並假設於2008年股東週年大會舉行前並無進一步發行或購回任何保華股份，本公司可授出購股權使持有人有權認購合共150,839,351股股份（即於2008年股東週年大會批准更新計劃授權限額當日已發行保華股份10%）。

根據上市規則，任何時間按購股權計劃及本公司任何其他計劃授出而尚未行使之購股權獲全數行使時可予發行之保華股份數目上限不得超逾不時已發行股本總數之30%。如授出購股權將導致超逾上述30%限額，則不得根據本公司任何計劃授出購股權。

購股權計劃之目的乃對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬。董事認為更新計劃授權限額對本公司及保華股東整體有利。

更新計劃授權限額需待下列各項獲履行後，方可作實：

(i) 股東於2008年股東週年大會上通過更新計劃授權限額之普通決議案；及

(ii) 上市委員會批准按購股權計劃及本公司任何其他購股權計劃所授出之購股權獲行使而將予發行之股份（即於批准更新計劃授權限額之2008年股東週年大會當日已發行股本總數之10%）上市及買賣。

本公司將向上市委員會申請批准按購股權計劃及本公司任何其他購股權計劃所授出之購股權獲行使而將予發行之保華股份上市及買賣。

更新根據保華建業購股權計劃授出購股權之10%限額

保華建業亦建議進行保華建業更新，惟須待(i)保華建業股東於保華建業2008年股東週年大會上通過一項普通決議案批准保華建業更新；(ii)上市委員會批准因根據保華建業購股權計劃之更新限額授出之任何購股權獲行使而發行之保華建業股份上市及買賣；及(iii)按上市規則第17.01(4)條規定，獲保華股東於2008年股東週年大會上通過一項普通決議案批准保華建業更新後，方可作實。

保華建業更新可讓保華建業能夠向合資格參與人，包括保華建業及其附屬公司或保華建業或其附屬公司持有股本權益之任何實體之任何僱員、行政人員或管理人員或董事，以及保華建業或其附屬公司或保華建業或其附屬公司持有股本權益之任何實體之諮詢人、顧問或代理人，而在保華建業董事局全權決定下認為曾對或將會對保華建業或其附屬公司或保華建業或其附屬公司持有股本權益之任何實體作出貢獻者，進一步授出購股權。

於最後實際可行日期，根據保華建業購股權計劃授出之購股權總數為21,900,000份，行使價為0.90港元（就1,800,000份購股權而言）、1.00港元（就2,200,000份購股權而言）、1.34港元（就14,300,000份購股權而言）、1.36港元（就2,000,000份購股權而言）及1.40港元（就1,600,000份購股權而言）。倘若根據保華建業購股權計劃授予購股權之計劃授權限額得以更新，以最後實際可行日期之已發行601,312,066.8股保華建業股份為基準，並假設在保華建業2008年股東週年大會前未有進一步發行或購回保華建業股份，則保華建業可能獲授予購股權，授權其持有人最多認購合共60,131,206股保華建業股份（佔批准更新根據保華建業購股權計劃授予購股權之計劃授劃限額之保華建業2008年股東特別大會日期已發行保華建業股份約10%）。

倘根據保華建業購股權計劃授出購股權時動用全數10%限額，本公司於保華建業之股權將由約62.50%降至約56.90%。然而，保華建業購股權計劃之目的乃對上述合資格參與者就推動保華建業之利益而作出貢獻及持續努力，提供激勵或報酬。因此董事認為保華建業更新符合本公司及保華股東之權益。

2008年股東週年大會上將提呈一項普通決議案以批准保華建業更新。

股東週年大會

2008年股東週年大會通告載於本通函第26至29頁，將於大會上提呈決議案，以批准（其中包括）(i)認股權證發行；(ii)重選退任董事；(iii)董事酬金；(iv)授出一般授權；(v)更新計劃授權限額；及(v)保華建業更新。就董事所知，於最後實際可行日期，並無保華股東於建議之認股權證發行中擁有與其他保華股東不同之任何重大權益。並無保華股東須於2008年股東週年大會上就有關建議之認股權證發行之決議案放棄投票。

本通函隨附一張於2008年股東週年大會上使用之代表委任表格。倘若　閣下無意出席大會，務請按照代表委任表格列印之指示將其填妥及儘快交回，惟無論如何須於大會或其續會（視情況而定）指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席2008年股東週年大會或其任何續會，並於會上投票。

要求以投票方式表決之程序

根據公司細則第66條，若下列人士要求以投票方式表決，於股東大會上提呈表決之決議案須以投票方式表決：

(i) 大會主席；或

(ii) 至少三名親自或(倘保華股東為一家公司)其正式授權之代表或委任代表出席並有權投票之保華股東；或

(iii) 一名或多名親自或(倘保華股東為一家公司)其正式授權之代表或委任代表出席而佔不少於全部有權在大會上投票之保華股東十分之一的總投票權之保華股東；或

(iv) 一名或多名親自或(倘保華股東為一家公司)其正式授權之代表或委任代表出席且擁有本公司股份並有權在大會上投票之保華股東，而其保華股份之已繳股本總和相等於不少於全部有權在大會上投票之保華股份十分之一的已繳股本；或

(v) 如聯交所之規則有所規定，則任何一名或以上之董事個別或共同持有委任代表投票權佔該會上總投票權百分之五(5%)或以上之保華股份可於會上要求以投票方式表決，同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，以投票方式表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以投票方式表決。

以點票方式表決之要求必須在公布以舉手方式表決之結果時或之前，或撤回任何其他以點票方式表決之要求時提出。根據上市規則第2.07C條之規定，投票表決結果將以公布形式刊登。

責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何事實，足以令致本通函所載任何陳述產生誤導。

推薦意見

董事局欣然向各位保華股東推薦周明權博士、郭少強先生及梁寶榮先生膺選連任董事職務。彼等之履歷載於附錄二以供保華股東考慮。董事局亦相信，董事酬金、授出一般授權、更新計劃授權限額及保華建業更新等建議均符合本公司及保華股東整體之最佳利益，故建議保華股東投票贊成將於2008年股東週年大會上提呈之所有決議案。

此致

列位保華股東　台照
及列位保華購股權持有人　參照

代表
保華集團有限公司
主席
周明權 *OBE, JP*
謹啟

2008年8月1日

認股權證將根據由本公司以平邊契據方式簽立之一項文據(「文據」)而發行，享有文據所賦予之利益，並將以記名方式發行及將組成一個組別，且彼此之間在各方面享有同等權益。

認股權證將代表本公司對當時認股權證登記持有人(「認股權證持有人」)之直接責任。認股權證主要條款及條件將載於認股權證證書(「認股權證證書」)內。認股權證持有人將有權享有所有該等條款及條件(「條件」)以及文據規定所賦予之權益，並須受其約束，及將被視為已明悉所有此等條款及條件以及文據條文之規定。文據副本可在當時本公司於香港的認股權證登記處(「認股權證登記處」)查閱。以下為文據的主要條款概要。

1. 認購權

(a) 在文據條文之規限及遵照據此適用之所有外匯管制條例、財政規例及其他法例及法規下，認股權證持有人將擁有權利(「認購權」)於2008年9月26日至2009年9月25日止期間(包括首尾兩日)或構成認股權證之文據所規定之較早日期之任何時間(「認購期間」)全部或部份(非零碎股份)行使，以港元現金按每股保華股份1.00港元(可按下文予以調整)之價格(「行使價」)認購繳足股份，數額最多達該等認股權證證書所示之金額(「行使款項」)。於認購期間最後一日後，尚未行使之任何認購權將會失效，而認股權證證書就任何目的均不再有效。

(b) 認股權證持有人對彼等認股權證之擁有權將以認股權證證書為憑，每張證書將附有認購表格(「認購表格」)。認股權證持有人如欲行使全部或部份之認購權，必須填妥及簽署認購表格(不可撤回)，並將認購表格連同匯寄之行使款項(即認股權證持有人行使其認購權認購保華股份之行使價金額或就行使部份認購權而言，行使款項之有關部份)一併送交認股權證登記處。認購股份時認股權證持有人必須確保遵守當時適用之任何外匯管制條例、財政規例或其他法例或法規。

(c) 於行使認購權時將予配發之保華股份數目須透過將相關認購表格中指定並按上述方法妥為匯寄之款項，除以認購日期(「認購日期」)之適用認購價而計算。本公司不會配發任何零碎保華股份，惟本公司將會向有關認股權證持有人退還行使認購權之已付行使款項中相等於零碎保華股份之金額，該等金額會向下湊整至仙位。

(d) 本公司已於文據內承諾，除認股權證證書第8(A)項條件所指之情況外，因認股權證證書所代表之認購權獲行使而須予發行之任何保華股份，將不遲於有關認購日期後10個營業日發行及配發：且(考慮到文據第4項條件所述可能作出之任何調整)將與該等保華股份之有關配發日期已發行保華股份享有同等權益，因此，其持有人有權獲得在該等保華股份之有關配發日期之後派付或作出之所有股息或其他分派，惟倘若記錄日期乃在該等保華股份之有關配發日期之前，而該款項總額及其記錄日期之通知已於該等保華股份之有關配發日期前呈交聯交所，則該持有人無權獲得所宣派或建議或議決派付或作出之該股息或其他分派。

(e) 本公司將於配發及發行有關保華股份後，在實際可行情況下盡快（無論如何不遲於有關認購日期後10個營業日）免費發給獲配發保華股份之認股權證持有人（在其行使認購權後）下列各項：

(i) 認股權證持有人名下有關保華股份之股票；

(ii) （倘適用）認股權證持有人名下有關認股權證所代表之尚未行使認購權之記名形式之餘額認股權證證書；

(iii) （倘適用）以支票退回認股權證持有人就上文(c)分段所述之保華股份零碎配額之零碎行使款項；及

(iv) （倘適用）文據條件6(A)(4)所述之證書。

因認購權獲行使而須予發行之保華股份之股票、餘額認股權證證書（如有）、認股權證持有人保華股份零碎配額之行使款項退款支票（如有）及文據條件6(A)(4)所述之證書（如有）將以郵遞方式寄往該認股權證持有人之地址（或如屬聯名持有人，則按認股權證持有人登記冊（「登記冊」）內排名首位有關認股權證持有人之地址），郵誤風險概由認股權證持有人承擔。倘本公司同意，該等證書及支票亦可事先安排由認股權證登記處保留以待有關認股權證持有人領取。

2. 認購價之調整

文據將載列有關認購價調整之詳細規定。以下為文據調整規定之概要：

(a) 除下文(b)及(c)分段所述者外，在下列情況下，認購價須按文據所載規定不時予以調整（但不會調整至低於保華股份面值，直至能夠維持認股權儲備（定義見文據）為止）：

(i) 保華股份之面值因合併或拆細而更改；

(ii) 本公司以溢利或儲備（包括任何保華股份溢價賬或資本贖回儲備金）撥作資本之方式發行入賬列作繳足之股份（發行股份以代替現金股息除外）；

(iii) 本公司由於削減資本或其他原因向保華股東（以股東之身份）分派資本；

(iv) 本公司授予保華股東（以股東之身份）收購本公司或任何附屬公司（定義見文據）現金資產之權利；

(v) 本公司向所有保華股東提出按低於公佈供股建議或授予購股權或認股權證條款（不論有關發行須取得保華股東或其他人士批准與否）之日股份市價90%之每股新保華股份價格以認購股份之供股建議或授予購股權或認股權證；

(vi) 本公司或任何其他公司在全部以現金代價方式下發行可兌換、交換或附有權利可認購新保華股份之證券，而每股新保華股份之實際代價總額（定義見文據）低於公佈有關證券發行條款（不論有關發行須取得保華股份持有人或其他人批准

與否)之日市價之90%，或附於該等證券之兑換、交換或認購權利之條款有所更改，以致就該等證券初步須收取之每股新保華股份之實際代價總額低於公佈建議更改有關兑換、交換或認購權利之日市價90%之價格；

(vii) 本公司為換取現金以低於公佈發行保華股份條款之日之市價90%之價格發行任何保華股份，惟按購股權計劃(定義見文據)發行者除外；及

(viii) 本公司要約或邀請出售任何保華股份予本公司，或由本公司購回任何保華股份或可兑換為保華股份之證券或可購入保華股份之任何權利(惟在聯交所或任何認可證券交易所(即就此目的獲證券及期貨事務監察委員會認可之證券交易所)所進行之購回除外)，而董事認為情況適宜調整認購價。

(b) 除下文(c)分段所述者外，在下述情況下毋須作出上(a)分段所述之調整：

(i) 本公司因任何證券附有可兑換為保華股份之權利或任何購入保華股份之權利(包括認購權)全部或部份獲行使而發行繳足保華股份；

(ii) 本公司發行保華股份，或本公司或任何附屬公司(定義見文據)發行可全部或部份兑換為保華股份或有權購入保華股份之證券，作為收購任何其他證券、資產或業務之全部或部份代價；

(iii) 依據任何其他可全部或部份兑換為保華股份或有權購入保華股份之證券之條款而設立或可能設立之認購權儲備(定義見文據)或類似之儲備以全部或部份撥作資本方式而發行繳足保華股份；

(iv) 根據以股代息計劃發行保華股份，而不少於為此發行之保華股份面值之款額撥作資本，且該等保華股份之市值(定義見文據)合共不超過保華股東原可選取或原應收取之現金股息110%；或

(v) 根據購股權計劃(定義見文據)，本公司發行保華股份或本公司或任何附屬公司發行其他可兑換或交換或有權購入保華股份之證券。

(c) 儘管前述條件之規定，在任何情況下當董事認為認購價毋須根據上述規定作出調整或須按不同之基準計算，或雖然按前述本條條文毋須調整而本公司認為應作調整，則本公司可委任核數師(定義見文據)或認可財務顧問，考慮基於任何理由而將予調整(或毋須調整)會否未能公平及適當反映受影響人士之相對權益，如該核數師或該認可財務顧問認為確屬不公平，則可按核數師或該認可財務顧問證明認為合適之方式修訂或取消調整，或作出調整以替代毋須調整(包括(但不限於)按不同基準計算之調整)，相關調整須在其他日期及／或時間生效。

(d) 認購價之任何調整將按四捨五入至最近之一仙(0.005港元當作一仙),而在任何情況下任何調整均不得增加認購價(將保華股份合併為每股較大面值之股份或買入保華股份則除外)。除董事可能作出之任何決定外,認購價之每次調整須(除非文據另有訂明)由核數師或獲認可之財務顧問(按本公司選擇)證明。

(e) 不論文據或認股權證證書所載之任何內容,在任何情況下認購價降幅少於1仙均不予調整,而因此須予作出之任何調整均不予結轉。

(f) 認購價一旦按文據之規定作出調整,本公司須向認股權證持有人發出通知,指出認購價已予以調整(列明引致調整之事項、於作出有關調整前之有效認購價、經調整之認購價以及其生效日期),並於作出有關調整後之任何時間內,只要有任何認購權仍可行使,認股權證持有人可於本公司當時在香港之主要營業地點查閱,並可索取核數師或認可財務顧問(視乎情況而定)簽署之證明文件以及經一名董事簽署之證明文件(載列引致作出有關調整事宜之概要、於作出有關調整前之有效認購價、經調整之認購價以及其生效日期)並可按要求向任何認股權證持有人寄發一份副本。

(g) 倘本公司或任何附屬公司以任何方式修改任何股份或借貸股本所賦予之權力,以致將該等股份或借貸股本或據此所賦帶之任何購入保華股份權利之全部或部份轉換為股份,則本公司將委任核數師或認可財務顧問考慮對認購價作出之任何調整是否恰當(倘該核數師或認可財務顧問證實任何該等調整為適當,認購價將因而作出調整,而上文(d)、(e)及(f)之條文將適用)。

3. 記名認股權證

認股權證將以記名方式發行。本公司有權將認股權證之登記持有人視為認股權證之絕對擁有人,因此,除具有適用司法管轄權之法庭頒佈指令或法例規定外,本公司概不承認任何其他人士對該等認股權證依據衡平法提出之任何索償要求或其他索償要求或於該等認股權證之權益(不論是否已發出明確表示或其他通知)。

4. 轉讓、過戶及登記

認股權證將以一股整數保華股份倍數之單位,按通常或慣用格式之轉讓文件或以董事另行批准之格式之轉讓文件轉讓。本公司將為此於聯交所當時所在地之地區(或董事經參考規管認股權證上市之適當規則認為合適之地區)保存一份認股權證持有人名冊。認股權證之轉讓須由轉讓人及承讓人簽署。倘轉讓人或承讓人為香港中央結算(代理人)有限公司或接掌其權力之人士(或由董事會就此同意之其他公司),該轉讓可以機印代為簽署或由授權人士簽署。本公司之公司細則中有關登記及轉讓保華股份之條文,在作出必要之修訂後將適用於認股權證之登記及轉讓。文據載有與轉讓、傳送及登記認股權證有關之條文。

由於認股權證將獲納入中央結算系統,因此,在有關規管當局之適用法例或規則、文據之條款及有關情況許可之情形下,本公司可將認股權證之最後交易日定於2009年9月25日前最少三個交易日。

持有認股權證而並無以其個人名義登記認股權證之人士，如欲行使認股權證，應注意因於轉讓或行使認股權證前而須就加快重新登記其持有之認股權證，可能導致須付額外之成本及費用。尤以認購期間最後一天(包括該日)前十個營業日之期間為然。

5. 暫停辦理認股權證持有人過戶登記手續

董事可不時決定暫停辦理認股權證持有人過戶及暫停辦理認股權證持有人名冊登記手續之時間及期間，惟在任何一個年度內，該段期間(或該等期間)合共不得超過30日。凡於暫停辦理過戶登記期間轉讓或行使認股權證附有之認購權，對本公司與任何提出有關轉讓之人士，或(視乎情況而定)對本公司與行使認股權證所附認購權之認股權證持有人而言(而非其他情形)，有關轉讓或行使均被視為於重新辦理認股權證持有人過戶登記後即時進行。

6. 買入及註銷

本公司或任何附屬公司可隨時以下列方式買入認股權證：

(a) 以任何價格在公開市場或以招標方式(所有認股權證持有人均可投標)買入；或

(b) 以私人協議方式按不超過於聯交所買入認股權證日期前一手或以上認股權證最後一日在聯交所買賣之收市價110%之價格(所需開支不計算在內)進行，但不得以其他方式買入。

按上述方式買入之所有認股權證將立即註銷，且不得再獲發行或再作出售。

7. 認股權證持有人大會及權利之修訂

(a) 文據載有關於為考慮可影響認股權證持有人權益之任何事項而召開之認股權證持有人大會之規定，有關事項包括以通過特別決議案(定義見文據)之方式修訂文據之規定及／或條件。凡於此等大會正式通過之決議案對認股權證持有人均具約束力，而不論個別認股權證持有人曾否出席該大會。

(b) 認股權證當時所附有之全部或任何權利(包括文據之任何規定)可隨時(無論本公司是否正在清盤)於特別決議案通過後予以修改或廢除(包括豁免遵從條件及／或文據之任何規定，或豁免或批准任何以往曾經或擬違反該等規定之事項，惟此舉並不影響其一般效力)，特別決議案之通過為必要，並足以促成修改或廢除。

(c) 倘認股權證持有人為認可之結算所(按香港法例第571章證券及期貨條例之定義)或其代理人，則可授權其認為合適之一位或多位人士於任何認股權證持有人大會上出任其代表或委任代表，惟倘授權超過一位人士，則授權書或代表委任表格須列明每位人士獲授權代表之認股權證數目及類別。該獲授權之人士將有權代表該認可結算所行使與該認可結算所或其代理人相同之權力，猶如該授權人士乃個別認股權證持有人。

8. 法定人數

認股權證持有人會議之法定人數將為親身或由委任代表出席之兩名或以上並合共持有當時發行在外及可予行使之所有認股權證所附認購權不少於10%之認股權證持有人。

召開以通過特別決議案之認股權證持有人大會之法定人數為兩名或以上持有認股權證或為受委代表或代表持有當時發行在外及可予行使之所有認股權證所附認購權不少於三分之一之認股權證持有人。

9. 補發認股權證證書

(a) 倘認股權證證書遭毀壞、塗污、遺失或損毀，本公司可酌情補發新證書，補領地點為本公司當時在香港的認股權證登記處之辦事處(除非董事另有決定)，補領新證書須繳交有關費用並按本公司所規定之證明、補償及／或保證之條款辦理，此外，並須繳交由本公司釐定不超過2.50港元(或根據聯交所不時允許之較高金額)之有關費用。必須先交回殘缺或塗污之認股權證證書，方可獲發出所補領之新證書。

(b) 倘遺失認股權證證書，則香港法例第32章公司條例第71A條適用於此事宜，猶如該等條例所述之「股份」也包括認股權證。

10. 催促行使

在任何時間倘尚未行使之認股權證所附有之行使款項總額少於根據文據發行之所有認股權證所涉及之行使款項總額之10%，則本公司在發出不少於三個月之通知後，可要求認股權證持有人行使其認購權或任由認購權作廢。當上述通知期滿後，尚未行使之認股權證將毋須對認股權證持有人作出賠償下自動註銷。

11. 認購權之保障

文據載有本公司之若干承諾以及對本公司之若干規限，藉以保障認購權。

12. 額外發行認股權證

本公司可按其認為適當之方式及條款發行更多可認購保華股份之認股權證。

13. 本公司之承諾

本公司將在文據中作出承諾，其中包括：

(a) 本公司在寄予保華股東經審核賬目及一切其他通告、報告及通訊之同時，亦會將上述各項寄予各認股權證持有人；

(b) 本公司將支付因簽立文據、設立及首次發行記名認股權證、行使認購權及因行使認購權而發行保華股份所應繳付之一切百慕達及香港之印花稅及資本稅項(倘有)、登記手續費或類似費用(如有)；

(c) 本公司將維持足夠之可發行普通股本(定義見文據)，以應付所有尚未行使之認購權及兌換保華股份於悉數行使時所需；及

(d) 本公司將盡其所能以確保：

(i) 認股權證於認購期間內任何時間均可在聯交所買賣（惟倘在收購全部或部份認股權證之建議提出後，認股權證在聯交所之上市地位被撤回，此項責任即毋須履行）；及

(ii) 所有因認購權獲行使而配發之保華股份均可於配發後或其後合理地盡早在聯交所買賣（惟倘在收購全部或部份保華股份之建議（而類似收購建議亦向認股權證持有人提出）提出後，保華股份在聯交所之上市地位被撤回，此項責任即毋須履行）。

14. 海外認股權證持有人

凡認股權證持有人之登記地址在香港以外之地區或其為香港以外地區之國民或居民，而在沒有於該地區辦理登記或任何其他特別手續之情況下，董事經審閱股東名冊後，認為因認購權獲行使而配發保華股份予該等認股權證持有人根據該地區或香港之法律乃將會或可屬違法行為或不可行，則不得行使認股權證附有之認購權；而行使認股權將構成該認股權證持有人確認其並非任何該等地區之國民或居民。此外，董事若認為上述之限制適用於任何認購權之行使，則有酌情權可拒絕接納有關行使。

15. 清盤時認股權證持有人之權利

(a) 倘本公司按文據之承諾向各保華股東發出通告，召開保華股東大會以考慮並酌情批准有關本公司自願清盤之決議案，則本公司須立即向每位認股權證持有人發出有關通告，而各認股權證持有人有權，以不可撤回方式將其認股權證證書及填妥之正式認購表格（定義見文據），連同行使款項或其相應之部份送交本公司（認購表格及行使款項須於建議之保華股東大會舉行前不少於五個營業日送達本公司），可盡快獲配發及發行因行使有關認購權而須予發行之保華股份，惟無論如何不應遲於緊接建議之保華股東大會舉行前一天。本公司須於通過上述決議案後七日內通知認股權證持有人上述決議案已通過。

(b) 倘於認購期間通過一項有關本公司自願清盤之有效決議案，而清盤旨在根據認股權證持有人或由彼等為此而通過之特別決議案指派之若干人士所參與訂定之協議計劃而進行重組或合併，或清盤旨在因向認股權證持有人提出建議並經通過特別決議案批准而重組或合併，則該協議計劃或建議（視情況而定）之條款將對全體認股權證持有人具有約束力。

(c) 在上文所述之規限下，倘本公司清盤，則於該決議案通過日期尚未行使之認購權將告全部作廢，而認股權證證書在各方面將告失效。

16. 通告

文據載有關於向認股權證持有人發出通告之規定，下列條文將適用於該等通告：

(a) 各認股權證持有人須向本公司登記位於香港或其他可發送通告地方之地址，及倘任何認股權證持有人未能如此行事，則有關通告可能以下述任何方式發送至該認股權證持有人之最後所知辦事處或居住地址，或倘無任何地址，有關通告將在本公司之香港主要辦事處張貼三日；

(b) 通告可在香港流通之主要英文報章及主要中文報章分別以英文及中文刊登付款廣告或以預付郵資信函（如屬海外地址，則以航空郵件寄發）、電報或電傳之方式發送；及

(c) 有關聯名持有人名下之認股權證之所有通告應發送予在認股權證持有人名冊上名列首位之該等人士，及以上述方式發出之通告應構成已向該等認股權證之所有聯名持有人發出充分之通告。

17. 管制法例

文據及認股權證受香港法例管制，並按香港法例詮釋。

於2008年股東週年大會上膺選連任之退任董事簡歷及其他詳情載列如下：

獨立非執行董事

	出任董事年份	董事局屬下委員會成員	酬金(2007/2008)	於最後實際可行日期按照證券及期貨條例第XV部須予披露之權益
周明權OBE, JP (67歲) 主席兼獨立非執行董事	2004	薪酬委員會(主席) 提名委員會(主席) 法規委員會(主席) 審核委員會(成員) 股份回購委員會 (替任陳樹堅先生)	760,000港元 (附註1(a)、(d)及(e))	1,314,035股保華股份(個人權益)

周博士為專業土木及結構工程師。他現為香港建造業工人註冊管理局主席及香港輔助警察隊之榮譽高級警司。周博士曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。彼目前為周明權工程顧問有限公司主席(該公司為一家獨立的土木及結構顧問工程行)，亦為會德豐地產有限公司(00049.HK)非執行董事，以及其士國際集團有限公司(00025.HK)、利基控股有限公司(00240.HK)及路勁基建有限公司(01098.HK)之獨立非執行董事。

除上述披露者及出任本公司兩家附屬公司之獨立非執行董事外，周先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會保華股東之其他事項，或根據上市規則第13.51(2)條之任何規定須予披露的其他資料。

	出任董事年份	董事局屬下委員會成員	酬金(2007/2008)	於最後實際可行日期按照證券及期貨條例第XV部須予披露之權益
郭少強 (72歲) 獨立非執行董事	1993	審核委員會(成員) 薪酬委員會(成員) 提名委員會(成員) 法規委員會(成員)	380,000港元 (附註1(b)、(d)及(e))	1,300,000股保華股份(個人權益)

郭先生為執業律師、特許土木工程師及執業仲裁人。彼為註冊結構工程師已逾30年，更名列香港建築物條例下之政府認可人士(第二名冊)。郭先生亦為英國土木工程師學會會員、英國特學仲裁員公會及香港仲裁員公會資深會士。

除上文披露者外，郭先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會保華股東之其他事項，或根據上市規則第13.51(2)條之任何規定須予披露的其他資料。

	出任董事年份	董事局屬下委員會成員	酬金(2007/2008)	於最後實際可行日期按照證券及期貨條例第XV部須予披露之權益
梁寶榮*GBS, JP* (58歲) 獨立非執行董事	2006	審核委員會(成員) 薪酬委員會(成員)	340,000港元 (附註1(c)、(d)及(e))	1,300,000股相關保華股份 (個人權益)(附註2)

梁先生於2005年11月退休前，曾為香港特別行政區駐北京辦事處(「駐京辦」)主任，服務香港政府逾32年。彼於1973年6月加入香港政府政務職系，並於1996年6月晉升為首長級甲一級政務官。在政務職系服務期間，梁先生曾任職多個決策局及部門，曾出任的主要職位包括：副政務司(後改成民政事務司副司長)、副規劃環境地政司、總督府私人秘書、規劃環境地政司及駐京辦主任。梁先生在機構領導及公共事務方面擁有豐富經驗。於擔任駐京辦主任期間，彼致力於在內地推廣香港，促進香港與內地的溝通，建立兩地更緊密的聯繫，並推動兩地在各領域的交流。梁先生亦為百利保控股有限公司(00617.HK)之獨立非執行董事。

除上文披露者及出任本公司兩家附屬公司之獨立非執行董事外，梁先生概無在本公司或其任何附屬公司有任何職務，與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係，亦無任何須知會保華股東之其他事項，或根據上市規則第13.51(2)條之任何規定須予披露的其他資料。

附註：

1. (a) 於截至2008年3月31日止財政年度期間，周博士收取600,000港元之全年董事袍金，及出任薪酬委員會、提名委員會及法規委員會之主席兼成員，以及出任審核委員會成員及股份回購委員會之陳樹堅先生之替任成員之160,000港元額外袍金。

   (b) 郭先生收取300,000港元之全年董事袍金，及出任審核委員會及薪酬委員會、提名委員會及法規委員會各成員之80,000港元額外袍金。

   (c) 梁先生收取300,000港元之全年董事袍金，及出任審核委員會及薪酬委員會成員之40,000港元額外袍金。

   (d) 董事袍金乃參考當時之市場情況，可資比較公司之薪金，董事之職責，其他地方之僱傭條件及董事服務之時間後釐定。

   (e) 除上文1(a)至1(d)所披露者外，董事概無從本集團收取其他薪金。

2. 有關權益包括於2006年9月8日按本公司購股權計劃授予梁先生涉及1,300,000股相關保華股份之購股權，進一步詳情載於2008年年報中董事局報告書內「購股權計劃」一節。

3. 擬於2008年股東週年大會上膺選連任之董事，均無與本公司或其附屬公司訂立不可由本集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

此乃向保華股東提供有關批准本公司購回其本身保華股份之決議案之說明函件，該決議案將在2008年股東週年大會上由保華股東以普通決議案方式通過。

本說明函件載有根據上市規則第10.06條所規定之資料概要如下：

股本

- 截至最後實際可行日期，共有已發行保華股份1,508,393,517股，此等所有股份已經繳足股款。

- 假設最後實際可行日期起至2008年股東週年大會舉行前並無進一步發行或購回任何保華股份，本公司將有已發行保華股份1,508,393,517股，而全面行使購回授權將導致本公司於2008年股東週年大會通告第5(C)項普通決議案所指之有關期間內將購回保華股份最多達150,839,351股。

購回之原因

- 董事相信，保華股東授予董事一般權力讓董事在市場上購回保華股份，乃符合本公司及保華全體股東之利益。購回股份(須視乎當時市況及融資安排而定)可提高本公司之資產淨值及／或其每股保華股份之盈利，並將有利於本公司及保華股東。

購回之資金來源

- 購回保華股份僅可從其公司組織章程大綱與公司細則以及百慕達適用法例可合法作此用途之營運資金中撥支。根據百慕達適用法例，本公司購回保華股份僅可從繳足股本、原可供派息或分派之本公司資金或為進行購回而發行新的保華股份所得款項來撥付購回事項。購回該等保華股份時，任何超逾保華股份面值之溢價須在保華股份購回前由原可供派息或分派之本公司資金或本公司之股份溢價賬中支付。預期任何購回所需資金將由上述渠道撥支。

- 與本公司於2008年3月31日(本公司最近之經審核賬目之結算日)之財務狀況比較，董事認為，倘若購回授權於建議之購回期間獲全面行使，則購回證券將不會對本公司之營運資金及資產水平產生重大不利影響。倘董事認為行使購回授權會對他們所認為本公司不時適用之營運資金需求或資產負債水平造成重大不利影響，則不擬行使購回證券授權。

董事、彼等之聯繫人士及關連人士

- 董事或(於作出一切合理查詢後據彼等所知)任何彼等之聯繫人(定義見上市規則)現時概無意在保華股東批准購回授權後出售保華股份予本公司。

- 本公司並無接獲任何關連人士(定義見上市規則)通知其目前有意在保華股東批准購回授權後，向本公司出售保華股份，或已承諾不會向本公司出售保華股份。

董事之承諾

- 董事已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則、公司細則及百慕達適用之法例行使購回授權。

本公司之股份購回

- 本公司於最後實際可行日期前六個月內，概無購回任何保華股份(不論在聯交所或循其他途徑)。

一般規定

倘購回保華股份使股東於本公司之投票權之權益比例增加，則就收購守則而言，該項增加被視為一項收購事項。因此，股東或一群一致行動之保華股東(視乎股東權益增加水平)可取得或鞏固對本公司之控制權，便須根據收購守則第26條進行強制性收購。倘本公司購回至獲准最多10%已發行股本之保華股份，則該等人士連同任何與彼等一致行動之人士須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，Hollyfield Group Limited(「Hollyfield」，其由德祥企業集團有限公司(「德祥」)最終及實益擁有)持有404,512,565股保華股份，佔本公司已發行股本約26.82%。在並無進一步發行或購回任何保華股份之基準下，倘全面行使購回授權及Hollyfield與德祥所持有之本公司股權並無變動，則Hollyfield及德祥之持股量將增至佔本公司已發行股本約29.77%。如僅考慮上述增加之因素，Hollyfield及德祥則無須根據收購守則第26條之規定提出強制性收購建議。除上文披露者外，董事概不知悉有任何單一股東於最後實際可行日期持有本公司已發行股本超過10%。於最後實際可行日期，董事局尚未舉行任何會議，就根據購回授權購回保華股份商討本公司之意向。

股份價格

保華股份於最後實際可行日期前十二個月每月在聯交所買賣之最高及最低成交價如下：

	保華股份	
	最高	**最低**
	港元	*港元*
2007年		
7月	3.810	3.170
8月	3.510	2.830
9月	3.300	2.940
10月	3.520	2.850
11月	3.700	3.170
12月	3.580	3.100
2008年		
1月	3.200	2.380
2月	2.750	2.400
3月	2.500	1.500
4月	1.980	1.610
5月	1.930	1.500
6月	1.680	1.510
7月(直至最後實際可行日期)	1.550	1.000

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

茲通告保華集團有限公司（「本公司」）訂於2008年9月5日（星期五）上午10時30分，假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東週年大會，藉以處理下列事項：

1. 省覽截至2008年3月31日止年度之經審核財務報表、董事局報告書及核數師報告書。

2. 宣派及批准截至2008年3月31日止年度之末期股息以全數發行認股權證之方式派付（請參閱召開本大會之大會通告所載第5(A)項決議案）。

3. 重選退任董事並釐定董事酬金。

4. 續聘核數師並授權董事局釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為本公司普通決議案：

(A) 「**動議**：

待(i)召開本大會之大會通告所載以發行認股權證之方式支付截至2008年3月31日止年度末期股息獲宣派及批准；及(ii)認股權證（定義見下文）及認股權證所附認購權獲行使而發行之新股份（定義見下文）獲香港聯合交易所有限公司上市委員會批准上市及買賣：

(i) 根據本公司以平邊契據方式簽署之認股權證契據（「認股權證契據」，認股權證契據之最終版本已呈上本大會，並註有「A」字樣以資識別）之條款及條件，以及本公司董事會（「董事會」）可能釐定之條款及條件，謹此批准增設及發行認股權證（「認股權證」），認股權證附有權利可授權其持有人由發行日期（預計為2008年9月26日）起至發行日期起第一個週年（預計為2009年9月25日）（包括首尾兩日）（或認股權證契據規定之其他日期）隨時以初步認購價每股1.00港元（可就反攤薄作出調整）認購最多合共251,398,919港元（或經參考於記錄日期（定義見下文）當時之已發行保華股份總數後釐定之其他款額）本公司每股面值0.10港元股份（「股份」），比例為於2008年9月18日（或本公司董事會可能釐訂之其他日期）（「記錄日期」）營業時間結束時名列本公司股東名冊之股東（「保華股東」，於記錄日期營業時間結束時地址為香港以外地區之股東（「海外股東」）以及董事會就有關地區法律之法律限制或有關監管機構或交易所在作出查詢後認為將其排除於認股權證發行之股東（「除外股東」）除外）每持有6股股份獲發

* 僅資識別

1份認股權證，惟(i)認股權證之零碎配額將會予以彙集出售（可取得之溢價淨額如超逾所有開支），收益歸本公司所有；及(ii)認股權證將不會授予除外股東，而原應授予除外股東之認股權證如可取得之溢價淨額超逾所有銷售開支（而有關認股權證可予出售），則予以出售，於扣除銷售開支（如有）後之出售所得款項淨額將按海外股東於記錄日期之持股比例予以分配，惟任何有關人士之款項少於100港元，收益將歸本公司所有；及

(ii) 謹此授權董事以(i)發行及配發認股權證；(ii)於認股權證所附認購權獲行使時，向認股權證持有人發行及配發適當數目之新股份；及(iii)採取彼等全權酌情認為使本決議案所載任何或所有其他交易生效、獲執行及得以完成所必須、必要或權宜之一切行動或事宜。」

(B) 「動議：

(i) 在本決議案(iii)分段之限制下，一般及無條件批准本公司董事在有關期間（如下文所定義）內根據一切適用法例及本公司之公司細則並在其規限下行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予將會或可能須行使此等權力之售股建議、協議及購股權（包括可轉換為本公司股份之認股權證、債券及債權證）；

(ii) 本決議案(i)分段之批准授權本公司董事在有關期間內作出或授予將會或可能須於有關期間終止後行使此等權力之售股建議、協議及購股權（包括可轉換為本公司股份之認股權證、債券及債權證）；

(iii) 本公司董事依據本決議案(i)及(ii)分段獲批准配發或同意有條件或無條件配發（不論是否依據購股權或其他）及發行之本公司股本面值總額（惟根據供股（如下文所定義）或依據本公司之購股權計劃而發行本公司股份或本公司因認股權證隨附之認購權獲行使而發行股份或依據本公司不時生效之公司細則作出任何以股代息安排而發行本公司股份者除外），不得超過本公司於本決議案日期之已發行股本面值總額百分之二十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂根據本決議案所授出之授權。

「供股」乃指本公司董事於指定期間向於指定記錄日期名列股東名冊之股份持有人按其當時持股比例發售新股（惟本公司董事有權在必須或權宜之

情況下就零碎股權或香港以外任何地區之法律限制或責任及任何認可管制機構或證券交易所之規定而取消若干股東在此方面之權利或另作安排)。」

(C) 「**動議**：

(i) 在本決議案(ii)分段之限制下，一般及無條件批准本公司董事在有關期間(如下文所定義)內行使本公司所有權力，以根據一切適用法例及聯交所證券上市規則或任何其他證券交易之規定(以不時生效之版本為準)，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而就此而言獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所上購回本公司已發行股本中之股份及可認購本公司股本之認股權證；

(ii) (i)段之批准應加上於向本公司董事授出之任何其他授權並應授權本公司董事代表本公司於有關期間促使本公司按董事釐定之價格購回其證券；

(iii) 本公司董事依據本決議案(i)及(ii)分段批准有關期間內購回之本公司股本面值總額，不得超過本公司於本決議案日期之已發行股本面值總額百分之十及本決議案日期之已發行認股權證百分之十，而上述批准亦須受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(b) 依照本公司之公司細則或任何適用之百慕達法例規定須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所授出之授權。」

(D) 「**動議**在召開本大會通告第5(B)及5(C)項決議案獲得通過之條件下，本公司根據本公司董事依據及按照上文第5(C)項決議案之授權而購回本公司已發行股本之面值總額，可計入本公司董事依據及按照召開本大會通告第5(B)項決議案可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額內。」

(E) 「**動議**待香港聯合交易所有限公司上市委員會批准因行使根據本公司於2002年8月27日採納之購股權計劃(「該計劃」)可能授出之購股權而須予發行之本公司股本中每股面值0.10港元之股份(佔通過本決議案日期本公司已發行股本之10%)上市及買賣後，批准更新就按該計劃所授出購股權認購之本公司普通股之計劃上限，惟因根據該計劃授出或行使購股權而可予配發及發行之普通股總數(不

包括先前根據該計劃已授出、未行使、已註銷或已行使之購股權）不得超逾通過本決議案之日期本公司已發行股本之10%（「更新授權限額」），並授權本公司董事根據該計劃授出以更新授權限制為限之購股權；行使本公司所有權力以於有關購股權獲行使時配發、發行及處理本公司之普通股股份；以及作出就此而言所需或附帶之行動及簽立就此而言所需或附帶之文件。」

(F) 「**動議**批准保華建業集團有限公司（「保華建業」，本公司之附屬公司）根據於2005年9月7日採納之購股權計劃所授出購股權之計劃限額，更新至最多為保華建業股東批准有關更新而通過之決議案當日保華建業已發行股本之10%。」

6. 處理本公司任何其他普通事項。

承董事局命
公司秘書
梅靜紅

香港，2008年8月1日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席本公司會議及於會上投票之股東有權委任一位代表代其出席大會及投票。股東可僅就其持有之本公司股份中的某部份委任代表。受委代表毋須為本公司之股東。

2. 茲隨附大會之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於代表委任表格委任之代表擬投票之大會或其任何續會指定召開時間48小時前送交本公司主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

3. 本公司將於2008年9月16日至2008年9月18日（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何本公司股份之轉讓。如欲獲派末期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2008年9月12日下午4時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

於本通告日期，本公司董事局成員包括：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼總裁
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

PROPOSED WARRANTS ISSUE IN RELATION TO FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2008

On 18 July 2008, the Board recommended the payment of a final dividend for the year ended 31 March 2008 in the form of Warrants, on the basis of one Warrant for every six existing PYI Shares held, payable to the PYI Shareholders (other than Excluded Shareholders) whose names appear on the register of members of the Company on the Record Date. Each Warrant will entitle the PYI Shareholder (other than Excluded Shareholders) thereof to subscribe for one new PYI Share at an initial subscription price of HK$1.0 per PYI Share in cash, subject to anti-dilutive adjustments, at any time during the subscription period.

A circular containing, inter alia, details of the Warrants Issue (including those provisions relating to price adjustment) together with a notice convening the 2008 AGM will be dispatched to the PYI Shareholders as soon as practicable.

PROPOSED WARRANTS ISSUE

On 18 July 2008, PYI announced the 2008 Final Results and the Board recommended the payment of a final dividend for the year ended 31 March 2008 in the form of Warrants, the salient terms of which are set out below.

Warrants Issue

Subject to the fulfillment of the conditions of the Warrants Issue as referred to in the paragraph headed "Conditions" below, the Warrants Issue will be made on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appear on the register of members of the Company at the close of business on the Record Date.

On the basis of 1,508,393,517 PYI Shares in issue as at the date of this announcement and assuming no further PYI Shares will be issued or repurchased by the Company on or before the Record Date, 251,398,919 Warrants are proposed to be issued. Full exercise of the subscription rights attaching to the 251,398,919 Warrants at the initial subscription price of HK$1.0 per PYI Share would result in the issue of a total of 251,398,919 new PYI Shares (based on the 1,508,393,517 PYI Shares in issue as at the date of this announcement and on the assumptions that (i) no outstanding convertible notes will be exercised prior to the Record Date; (ii) no outstanding share options will be exercised prior to the Record Date; and (iii) no further PYI Shares will be repurchased prior to the Record Date), representing 16.7% of the issued share capital of the Company as at 18 July 2008 and about 14.3% of the issued share capital of the Company as at 18 July 2008 as enlarged by the allotment and issue of new PYI Shares upon full exercise of subscription rights attaching to the Warrants.

If all outstanding rights to subscribe for equity securities are exercised (excluding share options granted under the Share Option Scheme), full exercise of subscription rights attaching to the Warrants would result in the issue of a total of 256,164,468 new PYI Shares, representing 16.7% of the issued share capital of the Company as at 18 July 2008 as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (excluding share options granted under the Share Option Scheme), and about 14.3% of the issued share capital of the Company, as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (excluding share options granted under the Share Option Scheme) and the Warrants.

The Company confirms compliance with the requirements of Rule 15.02(1) of the Listing Rules.

If all outstanding rights to subscribe for equity securities are exercised (including share options granted under the Share Option Scheme), full exercise of subscription rights attaching to the Warrants would result in the issue of a total of 284,188,468 new PYI Shares, representing 16.7% of the issued share capital of the Company as at 18 July 2008 as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (including share options granted under the Share Option Scheme), and about 14.3% of the issued share capital of the Company, as enlarged by the allotment and issue of such new PYI Shares upon full exercise of all rights to subscribe for equity securities (including share options granted under the Share Option Scheme) and the Warrants.

Save for the convertible notes in the initial principal amount of RMB120 million, details of which are set out in the circular of the Company dated 2 June 2006, and share options granted under the Share Option Scheme, the Company does not have other outstanding rights to subscribe for equity securities of the Company.

Subscription Price

Each Warrant will entitle the holders thereof to subscribe for one new PYI Share at an initial subscription price of HK$1.0 per PYI Share in cash, subject to anti-dilutive adjustments. Further announcement will be made by the Company should there be any event or circumstances, such as share consolidation or subdivision or reduction of capital or otherwise, upon occurrence of which would result in an adjustment to the subscription price of the Warrants and in some cases such adjustment may be certified by the Company's auditor or financial adviser. The initial subscription price of the Warrants represents:

(a) a discount of about 9% to the closing price per PYI Share of HK$1.10 as quoted on the Stock Exchange on 18 July 2008 (being the date on which PYI announced the 2008 Final Results); and

(b) a discount of about 15% to the average closing price per PYI Share of HK$1.18 for five business days up to and including 18 July 2008.

On the basis of 1,508,393,517 PYI Shares in issue as at the date of this announcement and assuming no further PYI Shares will be issued or repurchased by the Company on or before the Record Date, 251,398,919 Warrants are proposed to be issued. Assuming an initial subscription price of HK$1.0 per PYI Share, the aggregate subscription amount upon exercise of all the 251,398,919 Warrants would be HK$251,398,919 and the expected market capitalization of the Warrants is about HK$98 million (based on average closing price per PYI Share for five business days up to and including 18 July 2008). The Company confirms compliance with the applicable requirements of Rules 8.08, 8.09(4) and 8.14 of the Listing Rules.

Fractional Entitlements

Fractional entitlements to the Warrants will not be granted to the PYI Shareholders but will be aggregated and sold for the benefit of the Company.

Subscription Period

The term of the Warrants is one year from the date of issue. The Warrants may be exercised by the PYI Shareholders thereof at any time between the date of the issue of the Warrants (which is expected to be on or around 26 September 2008) and the date immediately preceding the date falling on the first anniversary of the date of issue of the Warrants (which is expected to be on or around 25 September 2009), both dates inclusive.

Conditions

The Warrants Issue will be conditional upon:

(a) the passing of ordinary resolution approving the payment of the final dividend, the Warrants Issue and the issue and allotment of the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants at the 2008 AGM; and

(b) the Listing Committee granting the listing of, and permission to deal in the Warrants, and the new PYI Shares falling to be issued upon exercise of the subscription rights attaching to the Warrants.

Application will be made to the Listing Committee for the listing of and permission to deal in the Warrants and the new PYI Shares which may fall to be issued upon exercise of the subscription rights attaching to the Warrants. Arrangements will be made to enable the Warrants and the new PYI Shares to be admitted into CCASS. If the Stock Exchange grants the listing of, and permission to deal in, the Warrants and the new PYI Shares, and the Company complies with the stock admission requirements of HKSCC, the Warrants and the new PYI Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date on which dealings in the Warrants are to commence.

The new PYI Shares which are allotted and issued on the exercise of the subscription rights attaching to the Warrants will rank pari passu in all respects with the then existing PYI Shares in issue on the date of such allotment and issue.

Overseas Shareholders

As at the date of this announcement, based on the register of members of the Company, there are two Overseas Shareholders of which one is with an address in Taiwan and another is in Malaysia. Pursuant to rule 13.36(2) of the Listing Rules, enquiry will be made by the Board in respect of the legal restrictions under the laws of relevant places or the requirements of the relevant regulatory body or stock exchange in those places to extend the Warrants Issue to the Overseas Shareholders. If the Board is of the view that, after such enquiry, the exclusion of Overseas Shareholders is necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places, the Warrants will not be granted to the Excluded Shareholder, if any. Overseas Shareholders may not be entitled to the Warrants whatsoever, and Warrants may not be issued to any Overseas Shareholders, if the offering would or might, in the absence of compliance with relevant registration or other special formalities in other territories, be unlawful or impracticable.

Warrants which would otherwise have been issued to the Overseas Shareholders will be sold in the market as soon as practicable after dealings in the Warrants commence on the Stock Exchange. Any net proceeds of sale, after deduction of expenses, will be distributed in HK$ pro rata to the such Overseas Shareholders and remittance thereof will be posted to them at their own risk except that any amount of less than HK$100 will be retained for the benefit of the Company. Details in respect of any exclusion of Overseas Shareholders and the treatment for the Excluded Shareholders (if any) will be set out in the circular to be sent to the PYI Shareholders. The Excluded Shareholders will be entitled to vote at the 2008 AGM on the resolution in relation to the Warrants Issue.

Certificates for the Warrants

Subject to the fulfillment of the conditions of the Warrants as referred to in the paragraph headed "Conditions" above, certificates for the Warrants are expected to be posted on or before 26 September 2008 to PYI Shareholders (other than Excluded Shareholders) by ordinary post to their respective addresses shown on the register of members of the Company at their own risks.

Board Lot

Dealings in the Warrants are expected to commence on the Stock Exchange on 29 September 2008. The Warrants are expected to be traded on the Stock Exchange in board lot of 5,000 Warrants, carrying rights to subscribe for 5,000 PYI Shares at the initial subscription price of HK$1.0 per PYI Share (subject to anti-dilutive adjustments). The Warrants are not proposed to be listed on any other stock exchange other than the Stock Exchange.

Reasons for the Warrants Issue

The Board is of the opinion that the Warrants Issue will enhance the return on investment for the PYI Shareholders as well as the equity base of PYI, and improve the liquidity position of the PYI Shares in the market. The Board is also in the opinion that while the Warrants Issue provides the PYI Shareholders (other than Excluded Shareholders) with a further opportunity to participate in the future growth of PYI at an attractive discount to the net asset value of HK$2.24 per PYI Share and at the same time also provides an opportunity for PYI to raise funds to strengthen its financial position and capability to develop and expand its business in the coming year.

The proceeds, if all of the Warrants are exercised in full at the initial subscription price of HK$1.0 per PYI Share, will be about HK$251,398,919, before expenses, which will enhance the working capital and the net asset position of PYI. The Board believes that the Warrants Issue is beneficial to PYI and the PYI Shareholders as a whole.

However, as the amount that may be raised from the exercise of the Warrants is uncertain, the Board has not earmarked any amount for any specific purposes.

Closure of Register

The register of members of the Company will be closed during the period from Tuesday, 16 September 2008 to Thursday, 18 September 2008, both dates inclusive. In order to qualify for the Warrants, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 12 September 2008.

Expected Timetable for the Warrants Issue

The following events are conditional on the results of the 2008 AGM and the respective conditions of the Warrants Issue.

	2008
Latest time for lodging proxy forms for the 2008 AGM	10:30 a.m. on Wednesday, 3 September
2008 AGM	10:30 a.m. on Friday, 5 September
Last day of dealings in PYI Shares cum-entitlements to the Warrants Issue	Wednesday,10 September
First day of dealings in PYI Shares ex-entitlements to the Warrants Issue	Thursday,11 September
Latest time for lodging transfers of PYI Shares for entitlements to the Warrants Issue	4:00 p.m. on Friday,12 September
Period for closure of register of members	Tuesday, 16 September to Thursday, 18 September (both dates inclusive)
Record Date	Thursday, 18 September
Dispatch of Warrant certificates by	Friday, 26 September
Commencement of dealings in the Warrants	9:30 a.m. on Monday, 29 September

Further announcement will be made if there are any changes to the above timetable. All time references in this announcement refer to Hong Kong time.

GENERAL

A circular containing, inter alia, further details of the Warrants Issue (including those provisions relating to price adjustment) will be dispatched to the PYI Shareholders as soon as practicable after the publication of this announcement.

The Company confirms that there are no fund raising activities in the past 12 months and that it has complied with the relevant requirements under the Listing Rules for the Warrants Issue.

As at the date of this announcement, the composition of the Board is as follows:

Dr Chow Ming Kuen, Joseph *OBE, JP*	: Chairman (Independent Non-Executive Director)
Mr Lau Ko Yuen, Tom	: Deputy Chairman and Managing Director
Dr Chan Kwok Keung, Charles	: Non-Executive Director
Mr Kwok Shiu Keung, Ernest	: Independent Non-Executive Director
Mr Chan Shu Kin	: Independent Non-Executive Director
Mr Leung Po Wing, Bowen Joseph *GBS, JP*	: Independent Non-Executive Director
Mr Li Chang An	: Independent Non-Executive Director

DEFINITIONS

"2008 AGM"	the annual general meeting of the Company to be held at 10:30 a.m. on Friday, 5 September 2008, to approve the matter(s) referred to herein and other general business
"2008 Final Results"	the audited consolidated results of the Group for the year ended 31 March 2008
"Board"	the board of Directors
"business day"	any day (other than Saturday and Sunday) on which licensed banks in Hong Kong are open for business during their, normal business hours
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the main board of the Stock Exchange
"Director(s)"	director(s) of the Company

"Excluded Shareholder(s)"	Overseas Shareholder(s) who are excluded from the Warrants Issue by the reason that the Board, upon making enquiry, consider such exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places
"Group"	the Company and its subsidiaries from time to time
"HKSCC"	Hong Kong Securities Clearing Company Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Committee"	the same meaning as that in the Listing Rules
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholders"	PYI Shareholders whose addresses on the Company's register of members as at the Record Date are in places outside Hong Kong
"Record Date"	Thursday, 18 September 2008, being the date for determination of entitlements to the Warrants
"PYI Shareholders"	holders of Shares
"PYI Shares"	ordinary shares of HK$0.10 each in the capital of PYI
"Share Option Scheme"	share option scheme of the Company approved by PYI Shareholders on 27 August 2002 which is in compliance with the applicable requirements of Chapter 17 of the Listing Rules
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrant(s)"	warrant(s) proposed to be issued by the Company entitling the PYI Shareholders thereof to subscribe for new Shares at an initial subscription price of HK$1.0 per PYI Share (subject to anti-dilutive adjustments)

"Warrants Issue"	the proposed issue of Warrants, on the basis of one Warrant for every six existing PYI Shares held by PYI Shareholders (other than Excluded Shareholders) whose names appear on the register of members at the close of business on the Record Date
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

On behalf of the Board
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 23 July 2008

保華集團有限公司*
PYI Corporation Limited
(於百慕達註冊成立之有限公司)
(股份代號：498)

就有關截至2008年3月31日止年度末期股息之建議認股權證發行

於2008年7月18日，董事局建議向於記錄日期時名列本公司股東名冊之保華股東(不包括除外股東)，宣派認股權證，並以每持六股現有保華股份可獲發一份認股權證之基準，作為截至2008年3月31日止年度之末期股息。每一份認股權證賦予保華股東(不包括除外股東)權利，於認購期內隨時以現金按初步認購價1.0港元(可予反攤薄性之調整)認購一股新保華股份。

一份載有(其中包括)認股權證詳情(包括有關價格調整之條文)及召開2008年度股東週年大會通告之通函，將在可行情況下盡快寄發予保華股東。

建議中之認股權證發行

於2008年7月18日，保華宣派2008年度末期業績，董事局亦建議以認股權證形式派付截至2008年3月31日止年度之末期股息，其重點條款見下文。

認股權證發行

待達成下文「條件」一段所述之條件後，認股權證發行將按於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準予以進行。

* 僅供識別

按於本公布日期之1,508,393,517股已發行保華股份計算，及假設本公司於記錄日期或以前並無進一步發行或購回任何保華股份，將建議發行251,398,919份認股權證。按初步認購價每股保華股份1.0港元悉數行使251,398,919份認股權證所附帶認購權將引致發行合共251,398,919股新保華股份（按於本公布日期之1,508,393,517股已發行保華股份計算，及假設(i)於記錄日期前不會有未行使可換股票據獲行使；(ii)於記錄日期前不會有未行使購股權獲行使；及(iii)於記錄日期前不會進一步購回保華股份），佔本公司於2008年7月18日已發行股本之16.7%，及本公司於2008年7月18日因悉數行使認股權證所附帶認購權而配發及發行新保華股份擴大後之已發行股本約14.3%。

若所有未行使認購股本權（不包括根據購股權計劃獲授出之購股權）獲行使，悉數行使認股權證所附帶認購權將引致發行合共256,164,468股新保華股份，佔本公司於2008年7月18日因悉數行使所有未行使認購股本權（不包括根據購股權計劃獲授出之購股權）獲行使而配發及發行新保華股份擴大後之已發行股本之16.7%，及本公司因悉數行使所有未行使認購股本權（不包括根據購股權計劃獲授出之購股權）及認股權證所附帶認購權獲行使而配發及發行新保華股份擴大後之已發行股本約14.3%。

本公司確認已遵守上市規則第15.02(1)條之規定。

若所有未行使認購股本權（包括根據購股權計劃獲授出之購股權）獲行使，悉數行使認股權證所附帶認購權將引致發行合共284,188,468股新保華股份，佔本公司於2008年7月18日因悉數行使所有未行使認購股本權（包括根據購股權計劃獲授出之購股權）獲行使而配發及發行新保華股份擴大後之已發行股本之16.7%，及本公司因悉數行使所有未行使認購股本權（包括根據購股權計劃獲授出之購股權）及認股權證所附帶認購權獲行使而配發及發行新保華股份擴大後之已發行股本約14.3%。

除初步本金額為人民幣120,000,000元之可換股票據（詳情載於本公司日期為2006年6月2日之通函），以及根據購股權計劃授出之購股權外，本公司並無其他可認購本公司股本證券而尚未行使之權利。

認購價

每份認股權證將授權其持有人可按初步認購價每股保華股份1.0港元(可予反攤薄性之調整)以現金認購一股新保華股份。倘若有任何事件或情況(例如股份合併或拆細或削減資本或其他事項)發生而導致認股權證之認購價出現調整，而在某些情況下獲本公司之核數師或財務顧問核實該等調整，則本公司將進一步發表公布。認股權證之初步認購價：

(a) 較聯交所於2008年7月18日(即保華公布其2008年度末期業績之日期)所報之每股保華股份收市價每股1.10港元折讓約9%；及

(b) 較截至及包括2008年7月18日前最後五個營業日每股保華股份之平均收市價1.18港元折讓約15%。

按於本公布日期之1,508,393,517股已發行保華股份計算，及假設本公司於記錄日期或以前並無進一步發行或購回任何保華股份，將建議發行251,398,919份認股權證。假設以初步認購價每股保華股份1.0港元計算，悉數行使全部251,398,919份認股權證時之總認購股款將為251,398,919港元，而認股權證之市值則約為98,000,000港元(按保華股份於截至及包括2008年7月18日前最後五個營業日之平均收市價計算)。本公司確認已遵守上市規則第8.08、8.09(4)及8.14條之適用規定。

碎股

認股權證之碎股將不會授予保華股東，但將會予以彙集出售，收益歸本公司所有。

認購期間

認股權證之認購期限為由發行日起計一年。認購權可由保華股東於認股權證發行日期(預期為2008年9月26日)至緊接認股權證發行日期週年當日(預期為2009年9月25日)(包括首尾兩日)間內隨時行使。

條件

認股權證發行須待下列各項獲達成後，方可作實：

(a) 於2008年度股東週年大會上通過有關批准派付末期股息、認股權證發行及發行與配發於認股權證所附帶之認購權獲行使而可能將予發行之新保華股份之普通決議案；及

(b) 上市委員會批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之新保華股份上市及買賣。

本公司將向上市委員會申請批准認股權證及因認股權證所附帶之認購權獲行使而可能將予發行之任何新保華股份上市及買賣。本公司將作出一切必要安排，以便認股權證及新保華股份獲納入中央結算系統。若聯交所批准認股權證及新保華股份上市及買賣，且本公司遵守香港結算之股份納入規定，則認股權證及新保華股份將獲香港結算接納為合資格證券，可於中央結算系統內寄存、結算及交收，自認股權證開始買賣當日起生效。

因認股權證所附帶之認購權獲行使而將予發行之新保華股份於所有方面將與當時現有已發行保華股份享有同等權益。

海外股東

於本公布日期，按本公司之股東名冊，有兩名海外股東，其中一名之地址位於台灣，另一名則位於馬來西亞。根據上市規則第13.36(2)條，董事局將就本公司將認股權證發行擴展至海外股東對有關地方之法律項下之法律限制或該等地方之有關監管機構或證券交易所之規定作出查詢。倘若董事局經查詢後認為，考慮到有關地方之法律項下之法律限制或該等地方有關監管機構或證券交易所之規定後，不包括海外股東乃屬必要或權宜，則認股權證將不會授予除外股東(如有)。若於未有遵守其他地區相關登記或其他特別規定之情況下，發售或會或可能屬不合法或不可行，海外股東可能不會以任何形式享有認股權證。

原已發行予除外股東之認股權證將於認股權證開始於聯交所買賣後於實際可行之情況下盡快於市場上出售。於扣除費用後之出售所得淨額將以港元按比例分配予上述海外股東，並會向彼等郵寄有關匯款，郵誤風險由彼等自行承擔，除非將分配予任何有關人士之款項少於100港元，於此情況下，收益將歸本公司所有。有關不包括海外股東及除外股東(如有)之處理詳情將載於寄發予保華股東之通函內。除外股東將有權於2008年度股東週年大會上就有關認股權證發行之決議案投票。

認股權證證書

待上文「條件」一段所述認股權證發行之條件獲達成後，預期認股權證之證書於2008年9月26日前以平郵方式按彼等各自於本公司股東名冊所載地址寄予保華股東(不包括除外股東)，郵誤風險由彼等自行承擔。

買賣單位

預期認股權證於2008年9月29日在聯交所開始買賣。預期認股權證以每手5,000份認股權證(附帶可按初步認購價每股1.0港元(可予反攤薄性的調整)之初步認購價認購5,000股保華股份之權利)於聯交所買賣。除聯交所外，認股權證不擬於任何其他證券交易所上市。

進行認股權證發行之理由

董事局認為，認股權證發行將加強保華股東之投資回報及保華之股本基礎，並改善保華股份於市場上之交投水平。董事局亦認為，由於認股權證發行為保華股東(不包括除外股東)提供按具吸引力之折讓(與每股保華股份之資產淨值2.24港元相比)參與保華未來發展之另一機會，同時亦為保華提供一個機會，募集資金以加強財政狀況及在來年發展與拓展業務之能力。

若認股權證按初步認購價每股保華股份1.0港元獲悉數行使，所得款項將約為251,398,919港元(未扣除開支)，將加強保華之營運資金及資產淨值狀況。董事局相信，認股權證發行對保華及保華股東整體有利。

然而，由於因行使認股權證可予募集之款項未定，董事局並無劃定任何款項作任何具體用途。

暫停股份過戶登記

本公司之股份過戶登記處將由2008年9月16日星期二至2008年9月18日星期四（包括首尾兩日）期間暫停辦理股份過戶登記。要符合資格參與認股權證發行，所有股份過戶（連同有關股票及背頁或另行刊出之已填妥過戶表格）須不遲於2008年9月12日星期五下午4時正送往保華之香港股份過戶登記處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）登記。

認股權證發行之預期時間表

下列事件視乎2008年度股東週年大會之結果及認股權證發行之各項條件。

	2008年
遞交2008年度股東週年大會代表委任表格之最後時間	9月3日星期三上午10時30分
2008年度股東週年大會	9月5日星期五上午10時30分
買賣認股權證發行之連權保華股份之最後日期	9月10日星期三
買賣認股權證發行之除權保華股份之首日	9月11日星期四
遞交保華股份過戶文件以享有認股權證發行之最後時間	9月12日星期五下午4時正
暫停辦理本公司股份過戶登記手續期間	9月16日星期二至9月18日星期四（包括首尾兩日）
記錄日期	9月18日星期四
認股權證證書寄發日期	9月26日星期五或之前
認股權證開始買賣日期	9月29日星期一上午9時30分

倘上述時間表有任何變動，將發表進一步公布。本公布所述之所有時間均指香港時間。

一般事項

一份載有(其中包括)認股權證其他詳情(包括有關價格調整之條文)之通函，將於刊發本公布後在可行情況下盡快寄發予保華股東。

本公司確認，於過去12個月內並無集資活動，並已就認股權證發行遵守上市規則之相關規定。

於本公布發表當日，董事局成員如下：

周明權博士 *OBE, JP*	：	主席(獨立非執行董事)
劉高原先生	：	副主席兼總裁
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

釋義

「2008年度股東週年大會」	指	本公司定於2008年9月5日星期五上午10時30分舉行之股東週年大會，以批准本公布所述事項及其他一般事務
「2008年度末期業績」	指	本集團截至2008年3月31日止年度之經審核綜合業績
「董事局」	指	董事局
「營業日」	指	香港持牌銀行於正常辦公時間開門營業之任何日子(不包括星期六及星期日)
「中央結算系統」	指	由香港結算設立及營運之中央結算及交收系統
「本公司」或「保華」	指	保華集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事

「除外股東」	指	不納入認股權證發行之海外股東，乃因為董事局經諮詢後認為，考慮到相關地方法律之法律上限制或當地相關規管單位或證券交易所之規定，不包括彼等在內乃屬必要或權宜
「本集團」	指	本公司及其不時之附屬公司
「香港結算」	指	香港中央結算有限公司，香港交易及結算所有限公司之全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市委員會」	指	上市規則內之相同涵義
「上市規則」	指	聯交所證券上市規則
「海外股東」	指	於記錄日期時在本公司股東名冊內之地址位於香港境外之保華股東
「記錄日期」	指	2008年9月18日星期四，釐定可享認股權證權利之日期
「保華股東」	指	保華股份持有人
「保華股份」	指	保華股本中每股面值0.10港元之普通股
「購股權計劃」	指	保華股東於2002年8月27日批准之本公司購股權計劃，符合上市規則第17章之適用規定
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	建議由本公司發行之認股權證，該認股權證賦予保華股東權利以初步認購價每股保華股份1.0港元（可予反攤薄性之調整）認購新股份

「認股權證發行」	指	建議以於記錄日期營業時間結束時名列本公司股東名冊之保華股東(不包括除外股東)每持六股現有保華股份可獲發一份認股權證之基準發行認股權證
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

代表董事局
保華集團有限公司
副主席兼總裁
劉高原

香港，2008年7月23日

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

(Financial figures in this announcement are expressed in Hong Kong dollars ("$") unless otherwise specified)

2008 FINAL RESULTS

The board of directors (the "Board") of PYI Corporation Limited ("PYI" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2008.

FINANCIAL HIGHLIGHTS

	2008	Change
Turnover	$5,503 million	+18%
Gross profit	$427 million	+56%
Profit attributable to shareholders	$360 million	+4%
EPS – Basic	24 cents	+2%
Final DPS	–	-100%
Proposed 1-year warrant at $1 / share	1 for 6 ordinary shares	N/A
Interim DPS	1.5 cents	–
Shareholders' funds	$3,377 million	+22%
NAV/S	$2.24	+20%

RESULTS
CONSOLIDATED INCOME STATEMENT
For the year ended 31 March 2008

	Notes	2008 $'000	2007 $'000 (restated)
Turnover	3	**5,502,543**	4,643,712
Cost of sales		**(5,075,383)**	(4,370,170)
Gross profit		**427,160**	273,542
Other income	4	**80,865**	171,396
Administrative expenses		**(291,246)**	(238,936)
Distribution costs		**(44,622)**	(18,471)
Other expenses		**(14,916)**	(69,068)
Finance costs		**(53,252)**	(23,597)
Gain on disposal of interest in an associate		**3,459**	5,067
Discount on acquisition of business		—	3,755
Gain from fair value adjustments in respect of investment properties	9	**669,460**	—
Share of results of associates		**56,330**	223,549
Share of results of jointly controlled entities		**59**	(642)
Profit before taxation	5	**833,297**	326,595
Taxation (charge) credit	6	**(315,186)**	50,552
Profit for the year		**518,111**	377,147
Attributable to:			
Equity holders of the Company		**359,982**	345,665
Minority interests		**158,129**	31,482
		518,111	377,147
Distribution	7	**45,053**	369,668
		cents	*cents*
Earnings per share	8		
Basic		**24.0**	23.6
Diluted		**23.8**	23.3

CONSOLIDATED BALANCE SHEET
As at 31 March 2008

	Notes	2008 $'000	2007 $'000
NON-CURRENT ASSETS			
Property, plant and equipment		**718,611**	528,203
Investment properties	9	**1,230,351**	–
Project under development		**3,281,039**	2,411,680
Properties under development		**172,031**	44,458
Prepaid lease payments		**78,770**	67,968
Goodwill		**63,969**	61,646
Other intangible assets		**61,402**	55,775
Interests in associates		**744,213**	710,234
Interests in jointly controlled entities		**1,987**	1,928
Available-for-sale investments		**1,081**	1,312
Loans receivable – due after one year		**32,222**	30,956
Deferred consideration receivable		**2,863**	6,597
		6,388,539	3,920,757
CURRENT ASSETS			
Properties under development		**173,626**	82,732
Prepaid lease payments		**2,343**	1,766
Inventories		**20,171**	23,425
Loans receivable – due within one year		**18,000**	181,508
Amounts due from related companies		**296,753**	150,099
Amounts due from associates		**59,777**	187,314
Amounts due from customers for contract works		**201,589**	223,637
Debtors, deposits and prepayments	10	**2,421,568**	1,910,690
Conversion option embedded in loan receivable		**94**	1,427
Investments held for trading		**61,255**	155,783
Available-for-sale investments		**56,635**	–
Derivative financial instruments		**22,174**	–
Taxation recoverable		**3,261**	2,942
Pledged bank deposits		**34,269**	42,601
Short term bank deposits		**438,878**	441,769
Bank balances and cash		**162,541**	294,997
		3,972,934	3,700,690
CURRENT LIABILITIES			
Amounts due to customers for contract works		**804,442**	1,038,548
Creditors and accrued expenses	11	**1,903,832**	1,157,990
Amounts due to associates		**50,291**	17,429
Amounts due to minority shareholders		**1,041**	4,071
Amounts due to related companies		**133,051**	–
Taxation payable		**103,987**	61,286
Bank and other borrowings – due within one year		**839,410**	597,386
		3,836,054	2,876,710
NET CURRENT ASSETS		**136,880**	823,980
TOTAL ASSETS LESS CURRENT LIABILITIES		**6,525,419**	4,744,737

	Notes	2008 $'000	2007 $'000
NON-CURRENT LIABILITIES			
Bank and other borrowings – due after one year		**966,198**	426,751
Convertible notes payable	12	**120,551**	–
Deferred consideration payable		–	121,213
Deferred tax liabilities		**1,329,360**	947,924
		2,416,109	1,495,888
		4,109,310	3,248,849
CAPITAL AND RESERVES			
Share capital		**150,709**	149,171
Reserves		**3,226,376**	2,622,681
Equity attributable to equity holders of the Company		**3,377,085**	2,771,852
Share-based payment reserve of a subsidiary		**5,280**	981
Minority interests		**726,945**	476,016
TOTAL EQUITY		**4,109,310**	3,248,849

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 March 2008

	2008 $'000	2007 $'000 (restated)
Net cash from operating activities	**262,966**	583,638
Net cash used in investing activities	**(1,131,244)**	(885,170)
Net cash from financing activities	**748,897**	343,962
Net (decrease) increase in cash and cash equivalents	**(119,381)**	42,430
Effect of foreign exchange rate changes	**4,466**	7,866
Cash and cash equivalents brought forward	**716,334**	666,038
Cash and cash equivalents carried forward	**601,419**	716,334
Analysis of the balances of cash and cash equivalents		
Short term bank deposits	**438,878**	441,769
Bank balances and cash	**162,541**	294,997
Bank overdrafts	–	(20,432)
	601,419	716,334

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the condensed consolidated financial statements include the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Significant accounting policies

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments and investment properties which are measured at fair values.

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning on 1 April 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
Hong Kong (IFRIC) - Interpretation ("HK(IFRIC) - Int") 8	Scope of HKFRS 2
HK(IFRIC) - Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) - Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) - Int 11	HKFRS 2: Group and Treasury Share Transactions

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirement of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

Other than as disclosed above, the adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) - Int 12	Service Concession Arrangements[3]
HK(IFRIC) - Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) - Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 July 2009
[3] Effective for annual periods beginning on or after 1 January 2008
[4] Effective for annual periods beginning on or after 1 July 2008

The adoption of HKFRS 3 (Revised) "Business Combinations" may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) "Consolidated and Separate Financial Statements" will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The application of these revised standards may affect the Group's results and financial position.

Other than as disclosed above, the directors of the Company anticipate that the application of the other new or revised standards, amendments and interpretations will have no material impact on the results and the financial position of the Group.

3. *Segment information*

For management purposes, the Group's operations are currently organised into six operating divisions, namely management contracting, property development management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

In the previous year, the Group's operations were organised into seven segments, namely management contracting, project management, facilities management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. During the year, management has reorganised the operating segments by grouping the project management and facilities management segments into the property development management segment as a result of change in the Group's internal organisational and management structure. Comparative segment information has been restated accordingly.

Business segments:

Business segment information for the year ended 31 March 2008 is presented below:

	Management contracting *S'000*	Property development management *S'000*	Port and infrastructure development and logistics *S'000*	LPG distribution *S'000*	Treasury investment *S'000*	Property investment *S'000*	Eliminations *S'000*	Consolidated *S'000*
TURNOVER								
External sales	4,853,345	59,617	161,197	378,572	49,312	500	–	5,502,543
Inter-segment sales	–	4,269	2,309	–	–	–	(6,578)	–
	4,853,345	63,886	163,506	378,572	49,312	500	(6,578)	5,502,543
RESULTS								
Segment results	110,999	18,023	66,405	(8,194)	42,182	670,701	–	900,116
Unallocated income								22,491
Unallocated expenses								(142,672)
Interest income								46,577
Finance costs								(53,252)
Decrease in fair value of listed investments held for trading								(9,508)
Impairment loss on an available-for-sale investment								(1,389)
Increase in fair value of derivative financial instruments	–	–	–	–	–	11,086	–	11,086
Gain on disposal of interest in an associate	3,459	–	–	–	–	–	–	3,459
Share of results of associates	6,638	89	33,543	–	–	16,060	–	56,330
Share of results of jointly controlled entities	59	–	–	–	–	–	–	59
Profit before taxation								833,297
Taxation charge								(315,186)
Profit for the year								518,111

	Management contracting S'000	Property development management S'000	Port and infrastructure development and logistics S'000	LPG distribution S'000	Treasury investment S'000	Property investment S'000	Consolidated S'000
ASSETS							
Segment assets	1,981,852	70,418	1,200,557	254,486	347,971	1,378,726	5,234,010
Project under development							3,281,039
Available-for-sale investments							57,716
Investments held for trading							61,255
Interests in associates	31,299	3,800	708,664	–	–	450	744,213
Interests in jointly controlled entities	1,987	–	–	–	–	–	1,987
Unallocated assets							981,253
Total assets							10,361,473
LIABILITIES							
Segment liabilities	1,821,540	3,570	336,203	15,061	143,592	64,389	2,384,355
Unallocated liabilities							3,867,808
Total liabilities							6,252,163

Business segment information for the year ended 31 March 2007 is presented below:

	Management contracting S'000	Property development management S'000	Port and infrastructure development and logistics S'000	LPG distribution S'000	Treasury investment S'000	Property investment S'000	Eliminations S'000	Consolidated S'000
TURNOVER								
External sales	4,325,799	26,579	–	110,414	80,285	100,635	–	4,643,712
Inter-segment sales	1,596	19,638	1,264	–	–	–	(22,498)	–
	4,327,395	46,217	1,264	110,414	80,285	100,635	(22,498)	4,643,712
RESULTS								
Segment results	58,733	(211)	(14,472)	3,304	84,208	13,863	–	145,425
Unallocated income								7,718
Unallocated expenses								(166,596)
Interest income								42,444
Finance costs								(23,597)
Increase in fair value of listed investments held for trading								89,472
Discount on acquisition of business	–	–	–	3,755	–	–	–	3,755
Gain on disposal of interest in an associate	–	–	–	–	5,067	–	–	5,067
Share of results of associates	1,299	681	149,717	–	–	71,852	–	223,549
Share of results of jointly controlled entities	(642)	–	–	–	–	–	–	(642)
Profit before taxation								326,595
Taxation credit								50,552
Profit for the year								377,147

	Management contracting $'000	Property development management $'000	Port and infrastructure development and logistics $'000	LPG distribution $'000	Treasury investment $'000	Property investment $'000	Consolidated $'000
ASSETS							
Segment assets	1,966,433	27,575	749,338	308,674	520,954	51,729	3,624,703
Project under development							2,411,680
Available-for-sale investments							1,312
Investments held for trading							155,783
Interests in associates	29,038	3,376	605,179	—	—	72,641	710,234
Interests in jointly controlled entities	1,928	—	—	—	—	—	1,928
Unallocated assets							715,807
Total assets							7,621,447
LIABILITIES							
Segment liabilities	1,844,278	4,110	268,316	33,712	2,769	346	2,153,531
Unallocated liabilities							2,219,067
Total liabilities							4,372,598

Inter-segment sales are charged at market price or, where no market price is available, at terms determined and agreed by both parties.

Geographical segments:

The following table provides an analysis of the Group's turnover by geographical market based on location of customers, irrespective of the origin of the goods/services:

	2008 $'000	2007 $'000 (restated)
Hong Kong	**4,112,872**	2,948,541
Macau	**785,850**	1,561,006
The People's Republic of China (the "PRC") other than Hong Kong and Macau	**603,821**	134,165
	5,502,543	4,643,712

4. *Other income*

The following items are included in other income:

	2008 $'000	2007 $'000
Interest income	**46,311**	42,070
Increase in fair value of derivative financial instruments	**11,086**	—
Net exchange gain	**21,358**	5,712

5. *Profit before taxation*

	2008 $'000	2007 $'000
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of intangible assets	**1,334**	490
Cost of construction works recognised as an expense	**4,679,141**	4,192,824
Cost of inventories recognised as an expense	**360,312**	174,652
Decrease (increase) in fair value of listed investments held for trading	**9,508**	(89,472)
Decrease in fair value of conversion option embedded in loan receivable	**1,333**	1,650
Depreciation of property, plant and equipment		
Amount provided for the year	**69,277**	24,255
Less: Amount capitalised in respect of contracts in progress	**(2,208)**	(1,491)
Amount capitalised in respect of project under development	**(1,281)**	(973)
Amount capitalised in respect of properties under development	**(440)**	(12)
	65,348	21,779
Impairment loss on an available-for-sale investment	**1,389**	—
Impairment loss on receivables	**2,686**	18,628
Loss on disposal of property, plant and equipment	**118**	977
Release of prepaid lease payments	**1,958**	1,031

6. *Taxation charge (credit)*

	2008 $'000	2007 $'000
The charge (credit) comprises:		
Hong Kong Profits Tax:		
Current year	—	4,325
Overprovision in prior years	—	(268)
	—	4,057
Taxation arising in other jurisdictions:		
Current year	**40,175**	9,109
Under(over)provision in prior years	**1,103**	(565)
	41,278	8,544
Deferred taxation		
Land Appreciation Tax ("LAT")	**140,652**	—
Change in tax rate	—	(62,666)
Others	**133,256**	(487)
	273,908	(63,153)
Taxation attributable to the Company and its subsidiaries	**315,186**	(50,552)

No tax is payable on the profit for the year ended 31 March 2008 arising in Hong Kong since the assessable profit is wholly absorbed by tax losses brought forward. Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year ended 31 March 2007.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

7. *Distribution*

	2008 *$'000*	2007 *$'000*
Dividends recognised as distributions to equity holders of the Company during the year:		
Final dividend paid for 2007 – 1.5 cents (2007: 1.5 cents for 2006) per share	**22,467**	21,939
Interim dividend paid for 2008 – 1.5 cents (2007: 1.5 cents for 2007) per share	**22,586**	22,069
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited in 2007 – 22.2 cents per share	–	325,660
	45,053	369,668

The final dividend for the year ended 31 March 2008 is proposed to be distributed in the form of warrants to be issued on the basis of one warrant for every six existing PYI shares held by PYI shareholders whose names appear on the register of members of PYI on 18 September 2008. Each warrant will entitle PYI shareholders to subscribe for one new PYI share at an initial subscription price of $1.0 per PYI share in cash, subject to anti-dilutive adjustments, at any time between the date of issue of the warrants and the day immediately preceding the anniversary of the date of issue, both days inclusive. The value of the proposed dividend will be determined upon the approval of the issue of the warrants. For the year ended 31 March 2007, a final dividend of 1.5 cents per share amounting to about $22,393,000 was proposed.

8. *Earnings per share*

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2008 *$'000*	2007 *$'000*
Earnings attributable to equity holders of PYI for the purposes of basic and diluted earnings per share	**359,982**	345,665

	2008 *Number of shares*	2007 *Number of shares*
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,498,636,111**	1,462,372,940
Effect of dilutive potential ordinary shares:		
Share options	**14,921,337**	19,042,143
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,513,557,448**	1,481,415,083

The dilutive potential ordinary shares of convertible notes have anti-dilutive effect.

9. *Investment properties*

Certain investment properties are held for rental purposes under operating leases.

During the year, the Group completed the reclamation of certain sea area and obtained the certificate of completion of land reclamation (the "Certificate") in respect of certain land area (the "Formed Land") in Jiangsu Province, the PRC. Such Formed Land, the future use of which is currently undetermined, has been recognised as investment properties upon the obtaining of the Certificate. The relevant costs, which include the cost of sea use rights, development expenditure, borrowing costs capitalised and other directly attributable expenses, amounting to $378,551,000, have been reclassified from project under development.

The Group has obtained a certificate from the local land bureau for the Formed Land. Once the future use of the land is determined, the Group will apply for the appropriate land use right certificates of the Formed Land. The directors of the Company considered that there is no material impediment to obtain those land use rights certificates for the Group.

The fair value of the Group's investment properties at 31 March 2008 has been arrived at on the basis of a valuation carried out as at that date by Greater China Appraisal Limited, an independent qualified professional valuer not connected with the Group. In valuing the fair value of the investment properties, the comparison method is adopted where comparison based on prices information of recent transacted prices of comparable property is made. Comparable property of similar size, character and location are analysed in order to arrive at a fair comparison of capital values. The gain from fair value adjustment amounted to $669,460,000 had been recognised in the profit or loss during the current year.

Deferred tax consequences in respect of the revalued investment properties are assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the carrying amounts of the property at each balance sheet date. For Formed Land held for undetermined future use located in the PRC, management of the Company, for the purpose of deferred tax calculation, has made a best estimate that half of the Formed Land will be realised through sale in the long term. The temporary difference of the relevant portion between the tax base of the revalued investment properties and their carrying amounts therefore would be subject to PRC LAT.

The investment properties of the Group are under medium-term leasehold land in the PRC.

10. *Debtors, deposits and prepayments*

The Group's credit terms for its management contracting segment are negotiated at terms determined and agreed with its customers. Credit terms for property leasing business is payable according to the agreements and the credit terms granted by the Group to other debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are debtors of about $882,254,000 (2007: $813,035,000) and their aged analysis is as follows:

	2008 *$'000*	2007 *$'000* (restated)
Within 90 days	**807,265**	744,690
More than 90 days and within 180 days	**16,366**	19,346
More than 180 days	**58,623**	48,999
	882,254	813,035

11. Creditors and accrued expenses

Included in creditors and accrued expenses are trade creditors of about $471,022,000 (2007: $351,026,000) and their aged analysis is as follows:

	2008 $'000	2007 $'000
Within 90 days	**450,612**	329,211
More than 90 days and within 180 days	**7,379**	8,230
More than 180 days	**13,031**	13,585
	471,022	351,026

12. Convertible notes payable

During the year, the Company issued zero coupon convertible notes with an aggregate principal amount of $121,521,000 for settlement of the consideration for the LPG assets acquired during the year ended 31 March 2007. The convertible notes are denominated in Hong Kong dollars. The notes entitled the holders to convert them into ordinary shares of the Company at any time between 15th day after the date of issue of the notes and 15 days prior to their respective maturity dates on 18 April 2010 and 31 May 2010 at a conversion price of $4.25 per share subject to anti-dilutive adjustment in accordance with the agreement. If the notes are not converted, they will be redeemed on maturity date at 114.167% of the principal amount of the notes outstanding. The Company may at any time and from time to time purchase the convertible notes at any price as agreed between the Company and the noteholder. The effective interest rates of the liability component of notes issued on 19 April 2007 and 1 June 2007 are 7.02% and 7.58%, respectively.

The movement of the liability component of the convertible notes for the year is set out below:

	2008 $'000
Issued during the year	**113,039**
Interest charge	**7,512**
Carrying amount at the end of the year	**120,551**

FINAL DIVIDEND AND PROPOSED ISSUE OF WARRANTS

The Board proposed to distribute to PYI shareholders a final dividend for the year ended 31 March 2008 in the form of warrants to be issued on the basis of one warrant for every six existing PYI shares held by PYI shareholders whose names appear on the register of members of PYI as at the close of business on 18 September 2008. Each warrant will entitle PYI shareholders to subscribe for one new PYI share at an initial subscription price of $1.0 per PYI share in cash, subject to anti-dilutive adjustments, at any time between the date of issue of the warrants and the day immediately preceding the anniversary of the date of issue, both days inclusive. The value of the proposed dividend will be determined upon the approval of the issue of the warrants. Further details with respect of the warrants issue will be published in a separate announcement.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL PERFORMANCE AND POSITION

For the year ended 31 March 2008, the Group recorded a consolidated turnover of about $5,503 million (2007: $4,644 million), representing an increase of about 18% when compared with that of last corresponding year. The increase was mainly attributable to the increase in the Group's business in management contracting.

The Group's gross profit increased by 56% to about $427 million (2007: $274 million) as compared with last year. Such gross profit represented a gross margin of 8% (2007: 6%) of the consolidated turnover. Profit before taxation of about $833 million was achieved as compared with about $327 million for the last year. The Group's profit before taxation was composed of:

(i) net gain of about $129 million in management contracting and property development management businesses (2007: $59 million);
(ii) net gain of about $66 million in port and infrastructure development and logistics business (2007: net loss of $14 million);
(iii) net loss of about $8 million in LPG distribution (2007: net gain of $7 million, including discount on acquisition of LPG business of about $4 million);
(iv) net gain of about $42 million in treasury investment (2007: $84 million);
(v) net gain of about $670 million in property investment (2007: $14 million), including increase in fair value of investment properties of about $669 million (2007: Nil);
(vi) interest income of about $47 million (2006: $42 million);
(vii) gain on disposal of interests in associates of about $4 million (2007: 5 million);;
(viii) increase in fair value of derivative financial instruments of about $11 million (2007: Nil);
(ix) net gain of about $56 million (2007: $223 million) from share of results of associates and jointly controlled entities;
(x) net loss in investments held for trading and available-for-sale investments of about $11 million (2007: net gain of about $89 million);
(xi) net corporate and other expenses of about $120 million (2007: $158 million); and
(xii) finance costs of about $53 million (2007: $24 million).

Net profit for the year attributable to the shareholders of PYI was about $360 million (2007: $346 million) and basic earnings per share was 24.0 cents (2007: 23.6 cents). Such improvement was mainly due to the commencement of profit contribution from the port and infrastructure development business in Yangkou Port during the year.

When compared with the Group's financial position as at last year end, total assets increased by 36% to about $10,361 million (2007: $7,621 million) and net current assets decreased by 83% to about $137 million (2007: $824 million). These changes were mainly attributable to the Group's further capital expenditure in Yangkou Port. Consequently, current assets decreased from 1.29 times to 1.04 times of current liabilities. After accounting for the net profit of about $360 million net of dividends declared of about $45 million as well as surplus arising from RMB exchange translation of about $221 million, equity attributable to shareholders of PYI increased by 22% to about $3,377 million (2007: $2,772 million), representing $2.24 per share as at 31 March 2008 (2007: $1.86 per share).

Net cash inflow from operating activities was about $263 million and that from financing activities was about $749 million, and net cash outflow from investing activities was about $1,131 million, resulting in a net decrease in available cash and cash equivalents of about $119 million for the year.

REVIEW OF OPERATIONS

Port and Infrastructure Development and Logistics

It has been more than four years since PYI embarked on the Yangtze Strategy. During this fiscal year, PYI has strengthened its foothold on the Yangtze with promising results.

Yangkou Port

Yangkou Port contributed about $97 million (2007: Nil) to the Group's operating profit for the period under review. The income was derived from project management and non-exclusive access rights of infrastructure in Yangkou Port.

The 1.4km^2 man-made island was partially completed with 0.3km^2 of land handed over to PetroChina in November 2007 for the building of its LNG facility. The entire man-made island is scheduled for completion at the end of 2008.

The building of the Yellow Sea Crossing progressed well during the period and the last section of the bridge decking was successfully completed in middle of July 2008. It is scheduled for opening to traffic by the end of 2008 and will therefore contribute income from access rights of infrastructure. Other development plans in Yangkou Port were also in good progress. Yangkou Port is expected to commence operations by the end of 2008 as scheduled.

In addition, about 4.16km^2 of our 42km^2 land bank, having reached the formed and serviced stage, obtained the certificate of completion of land reclamation. As a result, this parcel of land has been reclassified as investment properties and revalued and recognised at fair value. As at 31 March 2008, fair value of this 4.16km^2 land parcel was about $1 billion. Net of relevant deferred tax charge of $267 million, a revaluation gain of $638 million was recognised in the income statement.

Reclamation for the final 20km^2 industrial land bank has commenced, with 10km^2 scheduled for completion before the end of 2009.

Highways, railway, canal and other connecting infrastructural and utility associated with Yangkou Port are being developed by others. With the materialization of all the above facilities and plans, Yangkou Port is poised to become a major deep-sea hub port in Eastern China specializing in raw materials, coal, petroleum and chemicals storage and trans-shipment as well as a large scale petrochemical industrial and logistic zone.

In July 2007, our 75% owned Jiangsu YangKou Port Development & Investment Co., Ltd. successfully closed a 7-year project loan facility of RMB960 million with a syndicate of eight domestic banks led by the Industrial and Commercial Bank of China in Nanjing. The successful closure of the syndicated financing not only testified the commercial viability of the project but also cast a vote of confidence in the future prospects of Yangkou Port.

Nantong Port

Nantong Port contributed about $34 million (2007: $5 million) to the Group's net profit for this year. It recorded a net profit of about $76 million (2006: $54 million) for the year ended 31 December 2007. Improvement in profitability was due to revenue growth as well as successful cost control measures.

Nantong Port recorded an annual cargo throughput of 58 million tons in 2007, representing an increase of 32% year-on-year. The Langshan Phase 3 iron ore terminal also went into commercial operation to become the most modernized trans-shipment hub terminal with the highest throughput capacity and the most modern iron ore terminal on the Yangtze River. Modernization and upgrading programs are underway in other terminals with a view to increase capacity and enhance profitability.

In January 2008, at the special general meeting shareholders granted a mandate for PYI to participate in the public tendering process and/or exercise its pre-emption right for the 12.32% equity interest held by SDIC Communications Co. in Nantong Port Group Limited. This sale process is expected to be conducted in the second half of 2008. If materialized, the acquisition will increase PYI's stake in Nantong Port Group to over 50%, thus making Nantong Port Group a PYI subsidiary.

Investment Opportunities in Other Ports on the Yangtze
During the year, PYI has signed various memoranda of understanding for port and logistics investment opportunities along the Yangtze in Chongqing, Yichang, Jiangying, Changzhou, Huzhou and Jiaxing. These opportunities progressed into different stage of negotiations in each respective location. It is expected that some of these major opportunities will be secured in the financial year ending March 2009.

Engineering Business – Paul Y. Engineering
Paul Y. Engineering and its subsidiaries (the "Paul Y. Engineering Group") achieved turnover of $4,913 million during the year, up 13% compared with last year (2007: $4,359 million). It contributed about $129 million (2007: $59 million) to the Group's operating profit during the year and proposed a final dividend of 5.5 cents per share, or a pay-out ratio of 45%.

During the year, Paul Y. Engineering Group secured new contracts totalling $1,565 million in aggregate value. Subsequent to the year end, the engineering business secured additional contracts worth $2,313 million.

Paul Y. Engineering Group has moved up the value chain of engineering services for enhanced returns with more in-depth participation in property development and investment in the property market. With the comprehensive skill base from its two business arms namely management contracting and property development management, Paul Y. Engineering Group is now ready to tap opportunities in the property sector. As PYI continues to capture opportunities from port-related property development, the wealth of experience and expertise in large-scale infrastructure projects possessed by Paul Y. Engineering Group will continue to be a solid partner of PYI.

LPG Distribution
Based in Wuhan, PYI's wholly-owned Minsheng Gas owns and operates the largest LPG terminal and storage facility in Central China. Through its mature wholesale and retail network, Minsheng Gas has captured a 40% share of the Wuhan LPG market for automotive consumption. The LPG distribution business recorded an operating loss of about $8 million (2007: gain of $3 million) for the year. Profitability was affected by the suppressed domestic oil price regime during the year. As a responsible corporate citizen, Minsheng Gas switched to the lower cost domestic LPG in order to mitigate cost. Throughput at the river terminal and the storage tank facilities declined due to decrease in import LPG. At times of negative margin, losses were partly offset by Government subsidy. The situation has recovered and returned to positive margin since the uplift of nation-wide price regime approved by the Central Government in June 2008.

Property Development and Investment
Property investment contributed about $670 million (2007: $14 million) to operating profit for the year, as a result of the gain in fair value of investment properties of $669 million (2007: Nil). The investment properties comprised the 4.16km^2 formed land in Yangkou Port, and a newly acquired industrial investment property in Hangzhou, which gave rise to a revaluation gain of $31 million net of relevant deferred tax charge of $7 million.

Little Yangkou is situated about 35km west of Yangkou Port. Preliminary advance works was underway with a view to develop it as resort and amenity for the Yangkou industrial zone.

"Wanhua Zijin Garden", a residential property development near Yangkou Port with a gross floor area of 65,000m^2 is approaching partial completion and handover stage.

In Nantong, the Group is developing the Nantong World Trade Centre, a commercial and office complex tower covering a gross floor area of some 65,000m^2. Development of this property is expected to be completed in late of 2009.

Treasury Investment

The Treasury investment business contributed about $42 million (2007: $84 million) towards operating profit for the year.

Portfolio of high-yield loans receivable amounted to about $340 million (2007: $469 million), equivalent to about 3% (2007: 6%) of the total assets of the Group.

MATERIAL ACQUISITION AND DISPOSAL

During the year, the Group did not have material acquisition and disposal of subsidiaries and associates.

OUTLOOK

China's short-term economic trend is clouded by a number of uncertainties including international trade and financial market conditions, domestic austerity program and monetary policy, inflation, high oil and base metal prices as well as impact caused by natural disasters. It is quite pleasing to see that government policies are still strongly in favor of infrastructural investments, particularly in the port and logistics sector.

After five years of dedicated development works, Yangkou Port will be brought from a conceptual stage in 2003 to reality. The official opening of Yangkou Port is scheduled for the end of 2008. That will mark the commencement of operations of the newest deep sea port in Eastern China serving the petrochemical industry as well as acting as a bulk cargo trans-shipment hub for the Yangtze River Region. Having secured PetroChina's LNG importation facilities at Yangkou Port, the 30km^2 industrial land bank will provide a viable base for sustainable development for many industrial companies in short and medium term. As the anchor of our Yangtze Strategy, Yangkou Port has finally reached a key development stage that it will continue to be a major value driver for PYI for many years to come.

Nantong Port Group is moving on to the third successful year in terms of throughput as well as profitability, with double digit growth year on year. Furthermore, it will serve as a solid base for PYI to embark on the consolidation strategy along the Yangtze River. PYI is determined to capture the investment opportunities built up in recent years and evolve to be a major integrated regional port owner and operator along the Yangtze.

Barring any unforeseen conditions, PYI is optimistic in building critical mass and long-term value with our Yangtze Strategy in the coming year.

MAJOR SUBSEQUENT EVENT

Since the balance sheet date and up to the date of this announcement, there is no major subsequent event.

LIQUIDITY AND CAPITAL RESOURCES

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to six years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

As at 31 March 2008, the Group's total borrowings amounted to about $2,046 million (2007: $1,024 million) with $959 million (2007: $597 million) repayable within one year and $1,087 million (2007: $427 million) repayable after one year. Out of the Group's total borrowings of about $2,046 million, about $204 million was non-recourse to the Group (excluding the Paul Y. Engineering Group).

As at 31 March 2008, $337 million (2007: $262 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, $121 million (2007: Nil) bore interest at fixed rates and were denominated in Hong Kong dollars, $1,362 million (2007: $600 million) bore interest at floating rates and were denominated in Renminbi, and $226 million (2007: $162 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.61 (2007: 0.37), which is calculated based on the total borrowings of $2,046 million (2007: $1,024 million) and the Group's shareholders' fund of $3,377 million (2007: $2,772 million).

Cash balances at 31 March 2008 amounted to about $636 million (2007: $779 million), of which about $34 million (2007: $43 million) has been pledged to banks to secure general credit facilities granted to the Group. As at 31 March 2008, the Group has a net debt position (being cash balances net of bank borrowings) of $1,143 million (2007: $185 million).

During the year, the Group issued a zero coupon, 3-year convertible note of $122 million at a conversion price of $4.25 per share. Redemption amount will be 114.167% of par value at maturity.

In July 2007, the Group, through its 75% owned subsidiary Jiangsu YangKou Port Development and Investment Co., Ltd., entered into a 7-year project loan facility agreement for RMB960 million with a syndicate of eight domestic banks in Nanjing, the PRC. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13km Yellow Sea Crossing and the 1.4km^2 man-made island at Yangkou Port. As at 31 March 2008, the Group utilised the syndicated loan in an aggregate amount of RMB600 million.

CONTINGENT LIABILITIES

As at 31 March 2008, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities given to an associate of about $10 million (2007: $9 million) which was non-recourse to the Group (excluding the Paul Y. Engineering Group).

PLEDGE OF ASSETS

As at 31 March 2008, certain property, plant and equipment, land and sea use rights, investment property, properties under development and bank deposits of the Group with an aggregate value of about $916 million (2007: $644 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 31 March 2008, about $43 million (2007: $53 million) of these pledged assets were used to secure credit facilities which were non-recourse to the Group (excluding the Paul Y. Engineering Group).

COMMITMENTS

As at 31 March 2008, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain property, plant and equipment, project under development and properties under development in the amount of about $1,155 million (2007: $1,520 million).

NUMBER OF EMPLOYEES AND REMUNERATION POLICIES

Including the directors of the Group, as at 31 March 2008, the Group employed 2,054 full time employees (2007: 1,927). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses.

Further, PYI has implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's strategy. Such schemes aim at providing incentives to motivate the Group's staff in both Hong Kong and the Mainland.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the year, PYI had repurchased a total of 1,834,000 ordinary shares of PYI on the Stock Exchange at an aggregate price of $6,137,000 (including transaction costs), representing an average price of $3.35 paid for each share repurchased. All these shares were cancelled upon repurchase.

CORPORATE GOVERNANCE

PYI has complied with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules throughout the year ended 31 March 2008.

During the year, the functions and composition of the Board and all Board committees remain the same as those set out in the Corporate Governance Report on pages 56 to 83 of the PYI's annual report dated 20 July 2007. The Board also continued its progressive efforts to maintain and enhance the effectiveness of the Group's system of internal control covering all material areas, including its financial, operational and compliance controls and its risk management functions.

PYI has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by its directors and the relevant employees of the Group.

According to specific enquiries made by PYI, all PYI directors and relevant employees of the Group have confirmed their compliance with the required standard set out in the Model Code throughout the year.

REVIEW OF ACCOUNTS

The Group's results for the year ended 31 March 2008 have been reviewed by the Audit Committee.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group's consolidated balance sheet, consolidated income statement, condensed consolidated cash flow statement and the related notes thereto for the year ended 31 March 2008 as set out in the announcement have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA, and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this preliminary announcement.

APPRECIATION

We would like to take this opportunity to express our appreciation to shareholders for their support, to the management and staff for their dedicated efforts and to our clients, consultants and partners for all their valuable assistance offered during this past year.

PUBLICATION OF FINAL RESULTS AND ANNUAL REPORT

This results announcement is published on PYI's corporate website at www.pyicorp.com/pyiCms/en/announcements.jsp and the HKExnews at www.hkexnews.hk under "Latest Listed Company Information". The 2008 Annual Report will be dispatched to our shareholders and posted at the aforesaid websites by end of July 2008.

ANNUAL GENERAL MEETING

The 2008 Annual General Meeting of PYI is scheduled to be held on 5 September 2008. A circular containing the Notice of Annual General Meeting and information concerning, inter alia, the proposed issue of the warrants, the re-election of retiring directors, directors' remuneration, the grant of general mandates to issue new shares and repurchase shares and the refreshment of the 10% scheme limit on share option scheme, will be dispatched to PYI shareholders in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the composition of the Board is as follows:

Dr Chow Ming Kuen, Joseph *OBE, JP*	:	Chairman (Independent Non-Executive Director)
Mr Lau Ko Yuen, Tom	:	Deputy Chairman and Managing Director
Dr Chan Kwok Keung, Charles	:	Non-Executive Director
Mr Kwok Shiu Keung, Ernest	:	Independent Non-Executive Director
Mr Chan Shu Kin	:	Independent Non-Executive Director
Mr Leung Po Wing, Bowen Joseph *GBS, JP*	:	Independent Non-Executive Director
Mr Li Chang An	:	Independent Non-Executive Director

On behalf of the Board
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

Hong Kong, 18 July 2008

保華集團有限公司*

PYI Corporation Limited

（在百慕達註冊成立之有限公司）
（股份代號：498）

（除非另有指明，否則本公布內所有之數字均以港幣列示。）

2008年末期業績

保華集團有限公司（「保華」或「本公司」）之董事局（「董事局」）欣然宣布本公司及其附屬公司（「本集團」）截至2008年3月31日止年度之經審核綜合業績。

財務摘要

	2008	變動
營業額	5,503 百萬元	+18%
毛利	427 百萬元	+56%
股東應佔溢利	360 百萬元	+4%
基本每股盈利	24 仙	+2%
每股末期股息	–	-100%
建議一年期認股權證（認購價每股 1 元）	每 6 股獲派 1 份	不適用
每股中期股息	1.5 仙	–
股東資金	3,377 百萬元	+22%
每股資產淨值	2.24 元	+20%

* 僅供識別

業績

綜合收益表

截至2008年3月31日止年度

	附註	2008 千元	2007 千元 （重新列賬）
營業額	3	**5,502,543**	4,643,712
銷售成本		**(5,075,383)**	(4,370,170)
毛利		**427,160**	273,542
其他收入	4	**80,865**	171,396
行政費用		**(291,246)**	(238,936)
分銷成本		**(44,622)**	(18,471)
其他費用		**(14,916)**	(69,068)
融資成本		**(53,252)**	(23,597)
出售聯營公司權益之收益		**3,459**	5,067
收購業務之負商譽		**—**	3,755
投資物業公平價值之調整收益	9	**669,460**	—
攤佔聯營公司業績		**56,330**	223,549
攤佔共同控制機構業績		**59**	(642)
除稅前溢利	5	**833,297**	326,595
稅收（支出）抵免	6	**(315,186)**	50,552
年度溢利		**518,111**	377,147
以下人士應佔：			
本公司股權持有人		**359,982**	345,665
少數股東權益		**158,129**	31,482
		518,111	377,147
分派	7	**45,053**	369,668
		港仙	**港仙**
每股盈利	8		
基本		**24.0**	23.6
攤薄		**23.8**	23.3

綜合資產負債表
於2008年3月31日

	附註	2008 千元	2007 千元
非流動資產			
物業、機械及設備		**718,611**	528,203
投資物業	9	**1,230,351**	—
發展中項目		**3,281,039**	2,411,680
發展中物業		**172,031**	44,458
預付租賃款項		**78,770**	67,968
商譽		**63,969**	61,646
其他無形資產		**61,402**	55,775
聯營公司權益		**744,213**	710,234
共同控制機構權益		**1,987**	1,928
可供出售投資		**1,081**	1,312
一年後到期之應收貸款		**32,222**	30,956
應收遞延代價		**2,863**	6,597
		6,388,539	3,920,757
流動資產			
發展中物業		**173,626**	82,732
預付租賃款項		**2,343**	1,766
存貨		**20,171**	23,425
一年內到期之應收貸款		**18,000**	181,508
應收關連公司款項		**296,753**	150,099
應收聯營公司款項		**59,777**	187,314
應收客戶合約工程款項		**201,589**	223,637
應收賬款、訂金及預付款項	10	**2,421,568**	1,910,690
應收貸款附帶之換股權		**94**	1,427
持作買賣投資		**61,255**	155,783
可供出售投資		**56,635**	—
衍生金融工具		**22,174**	—
可退回稅款		**3,261**	2,942
已抵押銀行存款		**34,269**	42,601
短期銀行存款		**438,878**	441,769
銀行結存及現金		**162,541**	294,997
		3,972,934	3,700,690
流動負債			
應付客戶合約工程款項		**804,442**	1,038,548
應付賬款及應計開支	11	**1,903,832**	1,157,990
應付聯營公司款項		**50,291**	17,429
應付少數股東款項		**1,041**	4,071
應付關連公司款項		**133,051**	—
應付稅項		**103,987**	61,286
一年內到期之銀行及其他借款		**839,410**	597,386
		3,836,054	2,876,710

綜合資產負債表(續)
於2008年3月31日

	附註	2008 千元	2007 千元
流動資產淨值		**136,880**	823,980
總資產減流動負債		**6,525,419**	4,744,737
非流動負債			
一年後到期之銀行及其他借款		**966,198**	426,751
應付可換股票據	12	**120,551**	—
應付遞延代價		**—**	121,213
遞延稅項負債		**1,329,360**	947,924
		2,416,109	1,495,888
		4,109,310	3,248,849
資本及儲備			
股本		**150,709**	149,171
儲備		**3,226,376**	2,622,681
本公司之股權持有人應佔權益		**3,377,085**	2,771,852
附屬公司之以股份支付款項儲備		**5,280**	981
少數股東權益		**726,945**	476,016
總權益		**4,109,310**	3,248,849

簡明綜合現金流量表
截至2008年3月31日止年度

	2008 千元	2007 千元 (重新列賬)
來自經營業務之現金淨額	**262,966**	583,638
用於投資業務之現金淨額	**(1,131,244)**	(885,170)
來自融資活動之現金淨額	**748,897**	343,962
現金及與現金等值項目(減少)增加淨額	**(119,381)**	42,430
外幣匯率轉變影響	**4,466**	7,866
現金及與現金等值項目承前	**716,334**	666,038
現金及與現金等值項目結轉	**601,419**	716,334
現金及與現金等值項目結餘分析		
短期銀行存款	**438,878**	441,769
銀行結餘及現金	**162,541**	294,997
銀行透支	**—**	(20,432)
	601,419	716,334

1. 編製基準

簡明綜合財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋所編製。此外，本簡明綜合財務報表包含香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規定。

2. 主要會計政策

除若干金融工具及投資物業按公平價值估量外，簡明綜合財務報表乃根據歷史成本法編製。

於本年度，本集團首次應用由香港會計師公會頒佈並對本集團於 2007 年 4 月 1 日開始之財政年度生效之若干新準則、修訂及詮釋(「新訂香港財務報告準則」)。

香港會計準則第 1 號(經修訂)	資本披露
香港財務報告準則第 7 號	金融工具：披露
香港(國際詮釋委員會) －詮釋第 8 號	香港財務報告準則第 2 號之範疇
香港(國際詮釋委員會) －詮釋第 9 號	重新評估附帶衍生工具
香港(國際詮釋委員會) －詮釋第 10 號	中期財務報告及減值
香港(國際詮釋委員會) －詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易

本集團已追溯應用香港會計準則第 1 號(經修訂)及香港財務報告準則第 7 號之披露規定。若干於以往年度按香港會計準則第 32 號之規定呈列之資料已予刪除，而按香港會計準則第 1 號(經修訂)及香港財務報告準則第 7 號之規定編製之相關比較資料已於本年度首次呈列。

除上文披露者外，採納該等新訂香港財務報告準則對本期間或過往會計期間業績及財務狀況之編製及呈列方式並無重大影響。因此，並無作出過往期間調整。

本集團並無提早採納下列已頒佈但未生效之新訂及經修改準則、修訂或詮釋。

香港會計準則第 1 號（經修改）	財務報表之呈列 [1]
香港會計準則第 23 號（經修改）	借貸成本 [1]
香港會計準則第27號（經修改）	綜合及個別財務報表 [2]
香港會計準則第32號及 1 號（經修訂）	可沽售財務工具及清盤產生之責任 [1]
香港財務報告準則第2號（經修訂）	歸屬條件及註銷 [1]
香港財務報告準則第3號（經修改）	業務合併 [2]
香港財務報告準則第 8 號	經營分部 [1]
香港（國際詮釋委員會）－詮釋第 12 號	服務特許安排 [3]
香港（國際詮釋委員會）－詮釋第 13 號	客戶忠誠計劃 [4]
香港（國際詮釋委員會）－詮釋第 14 號	香港會計準則第 19 號－界定福利資產之限制、最低資金需求及兩者之互動關係 [3]

[1] 由 2009 年 1 月 1 日或以後開始之全年期間有效
[2] 由 2009 年 7 月 1 日或以後開始之全年期間有效
[3] 由 2008 年 1 月 1 日或以後開始之全年期間有效
[4] 由 2008 年 7 月 1 日或以後開始之全年期間有效

採納香港財務報告準則第3號（經修改）「業務合併」或會影響到收購日期爲2009年7月1日或以後開始之首個全年報告期間或以後之業務合併之會計處理法。香港會計準則第27號（經修改）「綜合及個別財務報表」將影響到母公司於某附屬公司之所有權權益出現變動（惟不導致控制權喪失）時之會計處理，將須按權益交易之方式列賬。應用該等經修改準則，或會影響到本集團的業績及財政狀況。

除上文披露者外，本公司董事預期應用其他新訂或經修改準則、修訂及詮釋不會對本集團的業績及財政狀況構成重大影響。

3. 分部資料

就管理方面而言，本集團之業務現分爲六大營運部門，分別爲承建管理、物業發展管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於上年期間，本集團之業務乃分爲七個分部，分別爲承建管理、項目管理、設施管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。於本年度內，因集團內部組織及管理架構的改變，管理層將其經營分部重組，將承建管理及設施管理歸納爲物業發展管理分部，比較之分部資料已相應地獲重新呈列。

業務分部：

截至2008年3月31日止年度之業務分部資料呈列如下：

	承建管理 千元	物業發展管理 千元	港口及基建發展與物流 千元	液化石油氣分銷 千元	庫務投資 千元	物業投資 千元	對銷 千元	綜合 千元
營業額								
對外銷售	4,853,345	59,617	161,197	378,572	49,312	500	–	5,502,543
分部間銷售	–	4,269	2,309	–	–	–	(6,578)	–
	4,853,345	63,886	163,506	378,572	49,312	500	(6,578)	5,502,543
業績								
分部業績	110,999	18,023	66,405	(8,194)	42,182	670,701	–	900,116
未經分配之收入								22,491
未經分配之開支								(142,672)
利息收入								46,577
融資成本								(53,252)
持作買賣之上市投資之公平價值減少								(9,508)
可供出售投資之減值虧損								(1,389)
衍生金融工具之公平價值增加	–	–	–	–	–	11,086	–	11,086
出售聯營公司權益之收益	3,459	–	–	–	–	–	–	3,459
攤佔聯營公司業績	6,638	89	33,543	–	–	16,060	–	56,330
攤佔共同控制機構業績	59	–	–	–	–	–	–	59
除稅前溢利								833,297
稅收支出								(315,186)
年度溢利								518,111

	承建管理 千元	物業發展管理 千元	港口及基建發展與物流 千元	液化石油氣分銷 千元	庫務投資 千元	物業投資 千元	綜合 千元
資產							
分部資產	1,981,852	70,418	1,200,557	254,486	347,971	1,378,726	5,234,010
發展中項目							3,281,039
可供出售投資							57,716
持作買賣投資							61,255
聯營公司權益	31,299	3,800	708,664	-	-	450	744,213
共同控制機構權益	1,987	-	-	-	-	-	1,987
未分配資產							981,253
總資產							10,361,473
負債							
分部負債	1,821,540	3,570	336,203	15,061	143,592	64,389	2,384,355
未分配負債							3,867,808
總負債							6,252,163

截至 2007 年 3 月 31 日止年度之業務分部資料呈列如下：

	承建管理 千元	物業發展管理 千元	港口及基建發展與物流 千元	液化石油氣分銷 千元	庫務投資 千元	物業投資 千元	對銷 千元	綜合 千元
營業額								
對外銷售	4,325,799	26,579	–	110,414	80,285	100,635	–	4,643,712
分部間銷售	1,596	19,638	1,264	–	–	–	(22,498)	–
	4,327,395	46,217	1,264	110,414	80,285	100,635	(22,498)	4,643,712
業績								
分部業績	58,733	(211)	(14,472)	3,304	84,208	13,863	–	145,425
未經分配之收入								7,718
未經分配之開支								(166,596)
利息收入								42,444
融資成本								(23,597)
持作買賣之上市投資之公平價值增加								89,472
收購業務之負商譽	–	–	–	3,755	–	–	–	3,755
出售聯營公司權益之收益	–	–	–	–	5,067	–	–	5,067
攤佔聯營公司業績	1,299	681	149,717	–	–	71,852	–	223,549
攤佔共同控制機構業績	(642)	–	–	–	–	–	–	(642)
除稅前溢利								326,595
稅收抵免								50,552
年度溢利								377,147

	承建管理	物業發展管理	港口及基建發展與物流	液化石油氣分銷	庫務投資	物業投資	綜合
	千元	千元	千元	千元	千元	千元	千元
資產							
分部資產	1,966,433	27,575	749,338	308,674	520,954	51,729	3,624,703
發展中項目							2,411,680
可供出售投資							1,312
持作買賣投資							155,783
聯營公司權益	29,038	3,376	605,179	-	-	72,641	710,234
共同控制機構權益	1,928	-	-	-	-	-	1,928
未分配資產							715,807
總資產							7,621,447
負債							
分部負債	1,844,278	4,110	268,316	33,712	2,769	346	2,153,531
未分配負債							2,219,067
總負債							4,372,598

分部之間之銷售乃按市價收取(或倘並無可參考之市價)按雙方釐定及同意之條款收取。

地區分部：

下表按地區市場劃分（按客戶的所在地區，不論貨品／服務來源地）提供本集團營業額之分析：

	2008 千元	2007 千元 （重新列賬）
香港	**4,112,872**	2,948,541
澳門	**785,850**	1,561,006
中華人民共和國（「中國」），除香港及澳門	**603,821**	134,165
	5,502,543	4,643,712

4. 其他收入

以下項目計入其他收入內：

	2008 千元	2007 千元
利息收入	**46,311**	42,070
衍生金融工具之公平價值增加	**11,086**	—
匯兌淨額收益	**21,358**	5,712

5. 除稅前溢利

	2008 千元	2007 千元
除稅前溢利已扣除（計入）：		
無形資產攤銷	**1,334**	490
列作開支之建築工程成本	**4,679,141**	4,192,824
確認為支出之存貨成本	**360,312**	174,652
持作買賣上市投資之公平價值減少（增加）	**9,508**	(89,472)
應收貸款附帶之換股權之公平價值減少	**1,333**	1,650
物業、機械及設備之折舊		
年度撥備額	**69,277**	24,255
減：撥作在建合約工程資本之數額	**(2,208)**	(1,491)
撥作發展中項目資本之數額	**(1,281)**	(973)
撥作發展中物業資本之數額	**(440)**	(12)
	65,348	21,779
可供出售投資之減值虧損	**1,389**	—
應收賬款減值虧損	**2,686**	18,628
出售物業、機械及設備之虧損	**118**	977
調撥預付租賃款項	**1,958**	1,031

6. 稅收支出（抵免）

	2008 千元	2007 千元
稅項支出（抵免）包括：		
香港利得稅：		
本年度	—	4,325
過往年度撥備過多	—	(268)
	—	4,057
其他司法權區之稅項：		
本年度	**40,175**	9,109
過往年度撥備不足（過多）	**1,103**	(565)
	41,278	8,544
遞延稅項		
土地增值稅	**140,652**	—
稅率變動	—	(62,666)
其他	**133,256**	(487)
	273,908	(63,153)
本公司及其附屬公司應佔稅項	**315,186**	(50,552)

因截至 2008 年 3 月 31 日止年度的香港應課稅溢利已完全被以往年度的稅務虧損所沖抵，所以本年度不需要繳付利得稅。而截至 2007 年 3 月 31 日止年度的的香港利得稅乃根據當年度之估計應課稅溢利按稅率 17.5%計算。

其他司法權區之稅項乃根據有關司法權區適用之稅率計算。

7. 分派

	2008 千元	2007 千元
於年內確認爲向本公司權益持有人分派之股息：		
已付 2007 年末期股息－每股 1.5 港仙 （2007：2006 年之 1.5 港仙）	**22,467**	21,939
已付 2008 年中期股息－每股 1.5 港仙 （2007：2007 年之 1.5 港仙）	**22,586**	22,069
本集團於 2007 年從撤資於中策集團有限公司 所得價值之方式宣派特別股息 －每股 22.2 港仙	－	325,660
	45,053	369,668

於 2008 年 9 月 18 日名列保華股東名冊之股東擬被宣派按每持六股現有保華股份可獲發一份認股權證，作爲截至 2008 年 3 月 31 日止年度之末期股息。每一份認股權證賦予保華股東以現金按初步認購價每股 1 元（可予反攤薄調整）認購 1 股新保華股份。認股權證可於發行日至其後一年止（包括首尾兩日）期間隨時予以行使。而建議股息的價值將於認股權證獲批准後，方可作實。截至 2007 年 3 月 31 日止年度，已宣派之末期股息爲每股 1.5 港仙，合共約 22,393,000 元。

8. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

	2008 千元	2007 千元
計算每股基本及攤薄盈利之保華權益持有人應佔盈利	**359,982**	345,665

	2008 股份數目	2007 股份數目
計算每股基本盈利之普通股加權平均數	**1,498,636,111**	1,462,372,940
潛在攤薄普通股之效應： 購股權	**14,921,337**	19,042,143
計算每股攤薄盈利之普通股加權平均數	**1,513,557,448**	1,481,415,083

可換股票據之潛在普通股具反攤薄影響。

9. 投資物業

若干投資物業乃以經營租賃方式持作租賃用途。

於本年度內，本集團完成於中國江蘇省若干海域之填海工程，並就若干海域取得完成填海土地（「已平整土地」）之證書（「該證書」）。該已平整土地之未來用途現尚未決定，並於取得該證書時已從發展中項目中重新分類確認爲投資物業，相關成本包括海域使用權、發展支出、撥充資本借貸成本及其他直接應佔開支金額爲 378,551,000 元。

本集團的已平整土地已獲地方政府土地機關所發出證書。一旦敲定該土地之未來用途，本集團將申請相關的土地使用權證。本公司董事認爲集團在取得有關的土地使用權證是沒有重大的困難。

本集團於 2008 年 3 月 31 日之投資物業之公平價值是按當日由與本集團並無關連之獨立合資格專業估值師漢華評值有限公司進行之估值計算。於評估投資物業之公平價值時，採用以可資比較物業之最近成交價格資料爲基準之比較法。對面積、性質及地點相若之可資比較物業進行分析，以就資本價值達致公平比較。公平價值之調整收益爲港幣 669,460,000 元，已於本年度內之損益表確認。

用以評估經重估投資物業之遞延稅項結果之基準，乃反映本集團預期於各結算日收回該物業賬面值之方式所產生之稅項結果。就位於中國，持有而尚未決定未來用途之已平整土地而言，爲計算遞延稅項，本公司管理層已作出最佳估計，按長遠計，已平整土地中有一半將以出售方式變現。因此，經重估投資物業相關部份之評稅基準及其賬面值之間的短期差額需繳交中國土地增值稅。

集團的投資物業乃於中國以中期租賃持有。

10. 應收賬款、訂金及預付款項

本集團承建管理部門之信貸期乃與客戶磋商及同意而訂立。物業租賃業務之信貸期按協議而定，而本集團就其他應收賬款授出之信貸期一般由 30 至 90 日不等。

應收賬款、訂金及預付款項已計入約 882,254,000 元（2007：813,035,000 元）之應收賬款，而其賬齡分析如下：

	2008 千元	2007 千元 （重新列賬）
90 日內	**807,265**	744,690
超過 90 日但於 180 日內	**16,366**	19,346
超過 180 日	**58,623**	48,999
	882,254	813,035

11. 應付賬款及應計開支

應付賬款及應計開支已計入約 471,022,000 元（2007：351,026,000 元）之應付貿易款項，而其賬齡分析如下：

	2008 千元	2007 千元
90 日內	**450,612**	329,211
超過 90 日但於 180 日內	**7,379**	8,230
超過 180 日	**13,031**	13,585
	471,022	351,026

12. 應付可換股票據

於本年度內，本公司發行總面值爲 121,521,000 元之零息可換股票據，以償還截至 2007 年 3 月 31 日止年度內已收購液化石油氣資產之代價。可換股票據以港元計價。票據賦予票據持有人權利，可於票據發行日期後第十五日至其各自之到期日（2010 年 4 月 18 日及 2010 年 5 月 31 日）前十五日期間內隨時按每股 4.25 元（可根據協議予以反攤薄性的調整）之兌換價將票據轉換爲本公司之普通股。倘票據尚未兌換，將於到期日按未行使票據本金額之 114.167%贖回。本公司可於任何時間及不時以本公司及票據持有人同意之任何價格購買該可換股票據。2007 年 4 月 19 日及 2007 年 6 月 1 日發行之票據之負債部分之有效利率分別爲 7.02%及 7.58%。

年內可換股票據之負債部分之變動如下：

	2008 千元
年內已發行	**113,039**
利息支出	**7,512**
年末賬面值	**120,551**

末期股息及建議發行認股權證

董事局建議向於2008年9月18日辦公時間結束時名列保華股東名冊之股東，宣派認股權證，並以每持六股現有保華股份可獲發一份認股權證，作爲截至2008年3月31日止年度之末期股息。每一份認股權證賦予保華股東權利，以現金按初步認購價1元（可予反攤薄性的調整）認購1股新保華股份。認股權證可於發行日起至其後的一年止（包括首尾兩日）期間隨時予以行使。而建議股息的價值將於認股權證獲批准後，方可作實。有關發行認股權證的詳情，將於稍後另行公告。

管理層討論及分析

財務表現及狀況回顧

於截至2008年3月31日止年度，本集團錄得綜合營業額約55.03億元（2007：46.44億元），與去年同期數字比較上升約18%，此升幅主要由於本集團承建管理業務之收益增加所致。

與去年比較，本集團之毛利上升56%至約4.27億元（2007：2.74億元）。該毛利顯示毛利率約爲綜合營業額之8%（2007：6%）。本集團之除稅前溢利約達8.33億元（去年則爲3.27億元）。本集團之除稅前溢利包括：

(i) 承建管理及物業發展管理業務之收益淨額約1.29億元（2007：5,900萬元）；
(ii) 港口及基建發展與物流業務之收益淨額約6,600萬元（2007：虧損淨額1,400萬元）；
(iii) 液化石油氣分銷虧損淨額約800萬元（2007：收益淨額700萬元，包括收購液化石油氣業務之負商譽約400萬元）；
(iv) 庫務投資之收益淨額約4,200萬元（2007：8,400萬元）；
(v) 物業投資之收益淨額約6.70億元（2007：1,400萬元），包括投資物業之公平價值增加約6.69億元（2007：無）；
(vi) 利息收入約4,700萬元（2007：4,200萬元）；
(vii) 出售聯營公司權益之收益約400萬元（2007：500萬元）；
(viii) 衍生金融工具公平價值增加約1,100萬元（2007：無）；
(ix) 攤佔聯營公司及共同控制機構收益淨額約5,600萬元（2007：2.23億元）；
(x) 持作買賣之上市投資及可供出售投資的虧損淨額約1,100萬元 (2007：收益淨額約8,900萬元)
(xi) 公司及其他開支之淨額約1.2億元（2007：1.58億元）；及
(xii) 融資成本約5,300萬元（2007：2,400萬元）。

保華股東應佔年內溢利淨額約爲3.60億元（2007：3.46億元），每股基本盈利爲24仙（2007：23.6仙）。該改善主要由於洋口港的港口及基建發展業務於本年度開始貢獻溢利所致。

與本集團於去年底之財政狀況相比，本集團之總資產增加約36%至約103.61億元（2007：76.21億元），而流動資產淨值則減少約83%至約1.37億元（2007：8.24億元），主要原因是本集團增加對洋口港之資本支出。因此，流動資產由相當於流動負債之1.29倍減少至約1.04倍。計及溢利淨額約3.60億元（扣除已宣派之股息約4,500萬元以及因匯兌人民幣所引致的盈餘約2.21億元）後，保華股東應佔之權益上升約22%至約33.77億元（2007：27.72億元），折合於2008年3月31日爲每股2.24元（2007：每股1.86元）。

經營業務及融資活動之現金流入淨額約爲2.63億元及7.49億元，而投資活動之現金流出淨額則約爲11.31億元，導致年內現金及現金等值項目淨額減少約1.19億元。

業務回顧

港口及基建發展與物流

保華開始實施其長江策略已經四年多了。在這個會計年度內，保華以其驕人業績，成功鞏固其在長江三角洲的地位。

洋口港
洋口港佔本集團回顧期內經營溢利淨額約 9,700 萬元（2007：無）。收入來自項目管理及洋口港基建設施之非獨家使用權。

面積 1.4 平方公里之人工島之部份工程已建成，面積 0.3 平方公里之土地已於 2007 年 11 月移交中石油，興建其液化天然氣接收站設施。整個人工島預期於 2008 年底建成。

黃海大橋於期內之建設亦進行順利，最後部分的橋面在 2008 年 7 月中旬成功竣工。計劃於 2008 年底通車，屆時將帶來基建設施使用權收入。其他有關洋口港發展之計劃亦順利進行，預期港口將如期在 2008 年底開始其運作。

此外，42 平方公里的土地儲備中約 4.16 平方公里達至已平整及有設施階段，並取得完成填海土地之證書。此塊已平整及有設施土地已重新分類爲投資物業，並已按其公平價值重估及確認。於 2008 年 3 月 31 日，該幅佔地 4.16 平方公里之土地之公平值約爲 10 億元，而相關遞延稅項 2.67 億元及重估收益 6.38 億元已於收益表內確認。

圍填佔地約 20 平方公里工業用土地儲備的工程已經開始，其中 10 平方公里土地預期於 2009 年底前完成。

與洋口港相關的高速公路、鐵路、水道及水電設施接駁由其他公司發展。憑藉上述所有設施及計劃相繼實踐，洋口港已作好準備，成爲於華東地區專於原材料、煤炭、石油及化學品儲存及運輸之主要深海樞紐港口及大型石油化學品工業及物流區。

於 2007 年 7 月，本集團擁有 75%權益之江蘇省洋口港投資開發有限公司，與由中國工商銀行牽頭之八間當地銀行於南京成功完成一項人民幣 9.6 億元，爲期七年之銀團項目貸款。成功獲得銀團撥款，不僅證明了項目之商業可行性，而且顯示其對洋口港之未來前景極具信心。

南通港
南通港佔本集團回顧期內溢利淨額約 3,400 萬元（2007：500 萬元）。於截至 2007 年 12 月 31 日止年度內，南通港的溢利淨額爲 7,600 萬元（2006：5,400 萬元）。盈利能力之改善乃由於收益增長及成功之成本控制措施。

2007 年，南通港口錄得年散貨吞吐總量達 5,800 萬噸，按年增加 32%。狼山港第三期鐵礦碼頭亦開始其商業運作，成爲長江流域最現代化、最高吞吐能力之樞紐運輸碼頭。現代化及改造之項目現於其他碼頭進行中，以增加能力及提高盈利能力。

於 2008 年 1 月曾舉行股東特別大會，保華股東已授權管理層就國投交通公司於南通港口集團有限公司所持有之 12.32%權益參與公開招標及／或行使優先購買權。該出售過程預計在 2008 年下半年進行。倘收購事項落實，保華於南通港口集團之股份將增加至超過 50%，屆時南通港口集團將因而成爲保華之附屬公司。

長江流域內其他港口的投資機會
於本年度內，就長江流域的重慶、宜昌、江陰、常州、湖州和嘉興等地的港口和物流的投資機會，保華簽訂了多個諒解備忘錄。上述機會在各地都處在不同的談判階段。可以預見其中一些重大機會將在2009年3月結束的財政年度內得到確定。

工程業務 — 保華建業

於本年度內，保華建業及其附屬公司（統稱「保華建業集團」）獲得營業額 49.13 億元，與去年比較上升 13%（2007：43.59 億元）。該業務佔本集團於期內之經營溢利約 1.29 億元（2007：5,900 萬元），保華建業集團擬宣派末期股息 5.5 仙，派息率爲 45%。

於本年度內，保華建業集團獲得新工程合約總值 15.65 億元。於結算日後，工程業務獲得額外合約價值 23.13 億元。

保華建業集團提升了工程服務的價值鏈，現在正進一步深入參與物業發展及投資物業市場，尋求更多回報。保華建業集團現已蓄勢待發，以其兩大業務分支（即承建管理及物業發展管理）之全面及協同服務，於地產業不同環節上抓緊商機。在保華透過與港口有關之物業發展項目不斷發掘商機之際，保華建業集團在大型基建項目所累積之豐富經驗及專業知識，將可使保華建業集團成為保華之堅定夥伴。

液化石油氣分銷

總部位於武漢之民生石油氣於華中地區擁有和經營最大型之液化石油氣碼頭及儲備設施。透過其成熟之批發及零售網絡，民生石油氣取得武漢車用液化石油氣市場之 40%佔有率。於本年度內，液化石油氣分銷業務錄得經營虧損約 800 萬元（2007：收益 300 萬元）。其盈利能力受到本年度內地受抑壓的油價體制所影響。作為一個負責任的公司法人，民生石油轉向成本較低的內地液化石油氣，以減低成本。因進口液化石油氣的減少，碼頭及儲備設施的吞吐量也相應下降。在負盈利期間，部分損失由政府補貼沖抵。自 2008 年 6 月，中央政府批准提高全國成品油價格後情況已有所改善，盈利開始轉正。

物業發展及投資

於本年度內，因投資物業之公平價值增加約 6.69 億元（2007：無），物業發展及投資業務帶來約 6.70 億元（2007：1,400 萬元）之經營溢利。投資物業包括在洋口港 4.16 平方公里已平整土地，及新收購位於中國杭州之一項工業用投資物業而產生重估收益 3,100 萬元（扣除相關遞延稅項支出 700 萬元）。

小洋口位於洋口港以西 35 公里。前期初步的工作正在進行，擬將其建設成為洋口工業區的休閒渡假勝地。

「萬華紫金花苑」，屬鄰近洋口港之住宅物業，總建築面積為65,000平方米，已屆部分完成及交收階段。

於南通，本集團正發展一幢商業及辦公室綜合大樓「南通國貿大廈」，總建築面積約為 65,000 平方米，物業預期於 2009 年較後期時間完成開發。

庫務投資

於本年度內，約4,200萬元（2007：8,400萬元）之經營溢利來自庫務投資業務。

應收高息貸款組合約達3.4億元（2007：4.69億元），相當於本集團總資產約3%（2007：6%）。

重大收購及出售

於本年度，本集團並無重大收購及出售附屬公司及聯營公司。

展望

中國短期經濟走向為多項不確定因素所籠罩，包括國際貿易和金融市場狀況、內地緊縮計劃及貨幣政策、通貨膨脹、油價高企，以及天災所致之影響等。然而，我們高興地看到，政府的政策仍強烈鼓勵基建投資，特別是在港口和物流行業。

經過五年來專心致志的工作，洋口港已經從 2003 年概念性的階段成為了現在的事實。洋口港計畫在 2008 年底正式開放。這將標誌著作為長江流域地區石化行業及大宗散貨轉運樞紐中心、華東地區最新的深水海港正式開始營運。中石油液化天然氣進口設施設在洋口港，使 30 平方公里的工業用土地儲備為眾多工業企業在中短期可持續發展提供了可行性。作為我們長江策略的立足點，洋口港已到達了一個關鍵的發展階段並將在今後很多年裏成為保華集團主要的價值驅動器。

從連續兩年兩位數的吞吐量和利潤率增長來看，南通港口集團正進入第三個成功的年度。此外，南通港口集團還將作爲保華開始長江流域內整合策略的堅實基礎。保華決心抓住在近年內建立的投資機會，進而成爲在長江流域主要港口經營商及物流商。

除去不可預見的情況，保華對未來年度以我們的長江策略提升客戶群及長期價值持樂觀態度。

重大結算日後事項

截至本公布發表日期，於 2008 年 3 月 31 日後並無重大事項。

流動資金及資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作爲其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期爲一至六年。爲盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於 2008 年 3 月 31 日，本集團借款共達約 20.46 億元（2007：10.24 億元），其中 9.59 億元（2007：5.97 億元）須於一年內償還，另 10.87 億元（2007：4.27 億元）須於一年後償還。本集團於 2008 年 3 月 31 日約 20.46 億元之總借貸中，約 2.04 億元對本集團（不包括保華建業集團）並無追索權。

於 2008 年 3 月 31 日，在本集團借款中，有 3.37 億元（2007：2.62 億元）按浮動息率計息並以港元爲單位，有 1.21 億元 (2007:無)按固定利率計息並以港元爲單位，有 13.62 億元（2007：6 億元）按浮動利率計息並以人民幣爲單位，另有 2.26 億元（2007：1.62 億元）按固定利率計息並以人民幣爲單位。本集團之資本負債比率爲 0.61（2007：0.37），該項比率乃根據本集團 20.46 億元（2007：10.24 億元）之總借款及 33.77 億元（2007：27.72 億元）之股東資金計算。

於 2008 年 3 月 31 日之現金結餘約爲 6.36 億元（2007：7.79 億元），當中約 3,400 萬元（2007：4,300 萬元）已抵押予銀行以取得本集團所獲給予之一般信貸融資。於 2008 年 3 月 31 日，本集團處於淨負債狀況（即扣除銀行借貸後之現金結餘）11.43 億元（2007：1.85 億元）。

於本年度內，本集團以每股 4.25 元之兌換價發行爲數 1.22 億元之零息三年期可換股票據。到期日時之贖回金額將爲面值之 114.167%。

本集團於 2007 年 7 月，透過其擁有 75%權益之洋口港投資開發有限公司與由中國工商銀行牽頭的八間位於中國南京市之本地銀行簽訂一項人民幣 9.6 億元，爲期七年之項目貸款協議。該項銀團貸款之利率爲中國人民銀行公布的同期人民幣長期貸款基準利率，用作建設洋口港長達 13 公里的陸島通道－黃海大橋和面積 1.4 平方公里的人工島基礎設施。截至 2008 年 3 月 31 日，本集團已動用銀團貸款當中合共人民幣 6 億元之款項。

或然負債

於2008年3月31日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約1,000萬元（2007：900萬元）之或然負債，其對本集團（不包括保華建業集團）並無追索權。

資產抵押

於 2008 年 3 月 31 日，本集團總值約 9.16 億元（2007：6.44 億元）之若干物業、機械及設備、土地及海域使用權、投資物業、發展中物業及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於 2008 年 3 月 31 日，約 4,300 萬元（2007：5,300 萬元）的已抵押資產已作爲對本集團（不包括保華建業集團）並無追索權之信貸融資的抵押品。

承擔
於 2008 年 3 月 31 日，本集團就收購若干物業、機械及設備、發展中項目以及發展中物業有約 11.55 億元（2007：15.20 億元）之已簽訂但並未於綜合財務報表撥備之開支。

僱員數目及薪酬政策
於2008年3月31日，本集團聘用2,054名全職僱員（包括本集團之董事）（2007：1,927名僱員）。酬金包括薪金及與表現掛鈎之花紅及股份形式花紅。

此外，保華已實行三項與股份相關之獎勵計劃，以配合集團策略，為推動員工努力工作及提高歸屬感提供更多選擇方案，該等計劃旨在同時為香港及中國內地之本集團員工給予激勵。

購買、出售或贖回上市證券
於本年度內，保華於聯交所以6,137,000元之總價格（連交易成本）（即就購回每股股份支付之平均價格為3.35元）購回合共1,834,000股保華普通股，全部該等股份均已於購回後註銷。

企業管治
保華已於截至2008年3月31日止年度遵守《上市規則》附錄十四所載之企業管治常規守則。

於本年度內，董事局及轄下所有委員會之職能及組成與保華於2007年7月20日刊發之年報第56至83頁之企業管治報告內所載者相同。董事局亦著力提高本集團在內部控制各重要方面之有效性，涵蓋了財政、營運及監察控制及風險管理職能。

保華已經採用《上市規則》附錄十中的《上市公司董事進行證券交易的標準守則》（「《標準守則》」）作為本集團董事和相關僱員在買賣保華證券時所需遵守之守則。

根據保華的特定查詢，全體保華董事及相關僱員均確認在本年度一直有遵守《標準守則》列載之所需標準。

審閱賬目
本集團截至2008年3月31日止年度之業績已經審核委員會審閱。

德勤・關黃陳方會計師行的工作範圍
此公布所載有關本集團截至2008年3月31日止年度之綜合資產負債表、綜合收益表、簡明綜合現金流量表及相關附註之數據乃經本集團的核數師德勤・關黃陳方會計師行同意，等同本集團的年度經審核綜合財務報表所載。根據香港會計師公會頒佈的《香港核數準則》、《香港審閱應聘服務準則》或《香港保證應聘服務準則》，德勤・關黃陳方會計師行就此執行的工作並不構成保證應聘服務，因此，德勤・關黃陳方會計師行並不會就此初步業績公布發表任何保證。

致謝
吾等謹此感謝過去一年來股東之鼎力支持、管理層及全體員工之竭誠服務，以及本集團之客戶、顧問及業務夥伴之寶貴協助。

刊登末期業績及年報

本業績公布須於保華企業網站（www.pyicorp.com/pyiCms/tc/Announcements.jsp）及香港交易及結算所有限公司網頁（www.hkexnews.hk）「最新上市公司公告」網頁刊登。2008年報將於2008年7月底前寄發予股東及於上述網站內刊登。

股東週年大會

保華之2008年股東週年大會已定於2008年9月5日舉行。保華將在實際可行的情況下，盡快向保華股東寄發一份載有股東週年大會通告及有關（其中包括）建議發行認股權證、重選將退任的董事、董事酬金、發行新股及購回股份之一般授權及更新購股權計劃之10%計劃上限的資料之通函。

董事局

於本公布發表日期，董事局之組成如下：

周明權博士*OBE, JP*	:	主席（獨立非執行董事）
劉高原先生	:	副主席兼總裁
陳國強博士	:	非執行董事
郭少強先生	:	獨立非執行董事
陳樹堅先生	:	獨立非執行董事
梁寶榮先生*GBS, JP*	:	獨立非執行董事
李昌安先生	:	獨立非執行董事

代表董事局
保華集團有限公司
主席
周明權 *OBE, JP*

香港，2008年7月18日

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DATE OF BOARD MEETING

The board of directors (the "Board") of PYI Corporation Limited ("PYI") announces that a meeting of the Board will be held on Friday, 18 July 2008 at 3:30 p.m. at 33/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, whereat the Board will, among other matters, approve the release of the final results of PYI and its subsidiaries for the year ended 31 March 2008 and consider the payment of a final dividend.

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	: *Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	: *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	: *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	: *Independent Non-Executive Director*
Mr. Chan Shu Kin	: *Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	: *Independent Non-Executive Director*
Mr. Li Chang An	: *Independent Non-Executive Director*

By order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 8 July 2008.

保華集團有限公司*
PYI Corporation Limited
（於百慕達註冊成立之有限公司）
（股份代號：498）

董事局會議召開日期

保華集團有限公司（「保華」）董事局（「董事局」）宣布，保華將於2008年7月18日（星期五）下午3時30分假座香港九龍觀塘鴻圖道51號保華企業中心33樓舉行董事局會議，董事局將於會上通過議案，其中包括批准刊發保華及其附屬公司截至2008年3月31日止年度的末期業績，以及考慮派發末期股息。

於本公布日期，董事局成員包括：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼總裁
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，2008年7月8日

* 僅資識別

END